8/18

04036356

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gus PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 18 2004
THOMSON FINANCIAL B

FILE NO. 82- 5017

FISCAL YEAR 3-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 8/18/04

GUS

3-31-04
AR/S

Annual Report and Financial Statements 2004




201
217
224
256
282
00
01
02
03
04

Experian operating profit
£ million


22
70
90
107
140
00
01
02
03
04

Burberry operating profit
£ million


5%
47%
16%
32%

Operating profit*†
Year ended 31 March 2004
£882m

- ☐ Argos Retail Group
- ■ Experian
- ☐ Burberry
- ☐ The Lewis Group


30%
27%
4%
39%

Operating profit*
Year ended 31 March 2000
£519m

- ☐ Argos Retail Group
- ■ Experian
- ☐ Burberry
- ☐ Other: 9% The Lewis Group
  5% Finance
  6% Property
  7% Home shopping

* pre-central costs
† continuing operations

Experian

Information solutions

Experian helps organisations to find, develop and manage profitable customer relationships.

The company does this by leveraging its:
- skills in managing client processes
- ability to develop analytical solutions
- ownership of core data assets

Experian also empowers consumers to understand, manage and protect their personal information and assets.

Experian has become a strategic partner to more than 40,000 clients across diverse industries, including financial services, telecommunications, healthcare, insurance, retailing, automotive, manufacturing, leisure, utilities, property, e-commerce and government.

The company employs 13,100 people, supporting clients in more than 60 countries. Experian's headquarters are in Costa Mesa, California and Nottingham, UK.

Burberry

International luxury goods

Burberry designs and markets a comprehensive range of clothing and accessories, which appeal to style-conscious consumers around the world.

Burberry products are sold through 145 directly-operated stores, concessions and outlets, and through partnerships with key retailers in the world's leading economies.

The company employs approximately 3,850 people around the world.

Burberry's principal strengths are its:
- unique history and positioning
- international recognition and broad appeal
- diversified distribution channels
- multiple product and geographic growth opportunities

The Lewis Group

South African retailing

The Lewis Group is a leading retailer in Southern Africa selling household and electrical goods, mainly on credit, together with associated financial products.

The business trades under the Lewis brand in 400 furniture stores, as well as under the Best Electric brand in 47 specialist electrical stores and under Lifestyle Living in 18 upmarket furniture and electronic goods stores.

Lewis is the largest single brand by number of stores in the furniture retail industry in Southern Africa and employs 5,700 people.

January May

17 November
GUS sells its 50% stake in property joint venture for £163m

19 November
GUS sells further 11.5% stake in Burberry to improve liquidity in Burberry shares

20 November
GUS reports record interim results, with 44% increase in profits

17 January
New Spring/Summer Argos catalogue has 13,000 lines, 12% more than a year ago

21 January
Andy Hornby, Chief Executive of Retail Banking at HBOS plc, joins GUS Board as a non-executive director

25 May
GUS reports 29% increase in profits, its third year of double-digit growth

Annual Review and
Summary Financial Statement 2003

GUS



Delivering through leadership


39%
20%
4%
37%

Profit by Division
Year ended March 2000

- Experian
- Argos Retail Group
- Burberry
- Other


8%
33%
15%
44%

Proforma profit by Division*
Year ended March 2003

- Experian
- Argos Retail Group
- Burberry
- Other

* Including a full year of Homebase and excluding Home Shopping and Reality


22
00
70
01
90
02
117
03

Burberry operating profit
£ million


105
00
68
01
66
02
62
03

Other businesses operating profit
£ million

Burberry

A leading international luxury goods business.

Burberry designs and markets a comprehensive range of clothing and accessories, which appeal to style-conscious consumers around the world.

Burberry products are sold through 132 directly-operated stores, concessions and outlets, and through partnerships with key retailers in the world's leading economies.

The company employs 3,600 people around the world.

Burberry's principal strengths are its:
- unique history and positioning
- international recognition and broad appeal
- diversified distribution channels
- multiple product and geographic growth opportunities

Other businesses

Other GUS businesses include principally South African Retailing, a leading retailer operating out of stores throughout Southern Africa.

- 398 Lewis stores offering a wide range of domestic furniture and appliances
- 45 Best Electric stores offering specialist electronic goods and appliances

The company employs 6,000 people.

Financial highlights

- Delivering growth in sales and profits across the Group
- 16% increase in profit before amortisation of goodwill, exceptional items and taxation to £642m (2002: £552m)
- Profit before tax increased to £409m (2002: £380m)
- 15% increase in basic earnings per share before amortisation of goodwill and exceptional items to 47.8p (2002: 41.7p)
- Basic earnings per share 25.1p (2002: 25.7p)
- 7% increase in full year dividend to 23.3p (2002: 21.7p)


5,658
6,041
6,457
7,146
00
01
02
03

Group sales
£ million


448
487
552
642
00
01
02
03

Underlying profit before tax
£ million


272
481
478
618
00
01
02
03

Free cash flow
£ million


34.5
37.2
41.7
47.8
00
01
02
03

Adjusted basic earnings per share
pence


20.6
21.0
21.7
23.3
00
01
02
03

Dividend per share
pence

for the years ended 31 March	2003	2002	Change
Group sales	£7.1bn	£6.5bn	up 11%
Underlying group profit before tax[1]	£642m	£552m	up 16%
Adjusted earnings per share[1]	47.8p	41.7p	up 15%
Dividend per share	23.3p	21.7p	up 7%

[1] Before amortisation of goodwill and exceptional items


1 April 2000
30 May 2003
100%
75%
50%
25%
0%
-25%
-50%
-75%
800p
700p
600p
500p
400p
300p
200p
100p

GUS share price performance

- GUS share price
- FTSE General Retailers sector
- FTSE 100

Chairman's statement: GUS has had another successful year, with profits up 16% to £642m.

This is the third consecutive year of growth and reflects the strength of the Group's main businesses, each of which has reported increased sales and profits. Earnings per share rose by 15% to 47.8p and cash flow was strong.

Our continued progress has been achieved in the face of challenging conditions in many of our major markets. This progress has been greatly to the credit of GUS people at all levels and I would like to thank them for their tremendous endeavour.

The Board has declared a final dividend of 16.4p, making 23.3p for the year (2002: 21.7p).

Group strategy

GUS is committed to the growth and development of three major businesses: Experian, Argos Retail Group (ARG) and Burberry. Each of these businesses is already – or has the potential to be – the leader in its chosen sectors. Furthermore, the markets in which they operate have significant growth characteristics.

Our aim is to grow the value of these businesses for the benefit of shareholders. GUS acts as strategic architect in ensuring that each business has clear plans, high quality management and a strong capital resource. ARG, Experian and Burberry are each pursuing exciting strategies, with considerable scope for development over the next few years.

During the last year we have continued to reshape the GUS portfolio around these major businesses. The most notable changes have been the acquisition of Homebase, a leading retailer in the growing DIY and home furnishings market; the disposal of our Home Shopping and Reality businesses; and the partial flotation of Burberry. Experian has also strengthened its position in the marketplace with a new global management structure and the strategically important acquisitions of Scorex, ConsumerInfo.com, Nordic Info Group and 11 affiliate bureaux in the United States.

Our commitment to shareholders is to create long-term value at all times and the Board continues to review options in this regard. In floating Burberry, for example, we recognised that it was the right time in the growth and development of this business for part of its ownership to be held more widely. Our decision to arrange a partial IPO for our South African Retailing business is another example of how we are realising value for the benefit of shareholders.

Board change

I believe that we have a strong Board at GUS, with an excellent mix of skills and experience. Just as important is our ability to work together as a team.

In March 2003, the Board was further strengthened by the addition of Craig Smith, who had recently been appointed Chairman of Experian worldwide. Craig joined Experian in 2000 as CEO of Experian North America, where he played a key role in successfully repositioning the business. I am delighted to welcome him to the Board.

Governance

The issue of corporate governance has been a recurring theme in the world's stock markets during the year. The Board of GUS is committed to being as transparent as any business can reasonably be and is determined to fulfil shareholders' expectations on matters of disclosure.

At the same time, we recognise that the role of governance embraces a much wider remit. It is about having clear strategies, attracting the best talent, encouraging creativity and commitment, fulfilling our responsibilities to the community and maintaining the highest standards of integrity. Together, these are prerequisites for corporate success that enable us to create value for our shareholders through sustained profitable growth.

Sir Victor Blank
Chairman

27 May 2003



Sir Victor Blank
Chairman

Chief executive's review: GUS has delivered another strong financial performance. Our major businesses are positioned for long-term growth and sector leadership.

Financial summary

for the years ended 31 March	Sales 2003 £m	Sales 2002 £m	Profit before taxation 2003 £m	Profit before taxation 2002 £m
Experian	1,201	1,115	256.4	224.2
Argos Retail Group	5,234	4,703	285.1	255.2
Burberry	594	499	116.7	90.3
Other	117	140	42.3	48.9
Total	**7,146**	**6,457**	**700.5**	**618.6**
Net interest			(58.1)	(66.5)
Profit before amortisation of goodwill, exceptional items and taxation			**642.4**	**552.1**
Amortisation of goodwill			(142.9)	(99.4)
Exceptional items			(90.1)	(72.6)
Profit before taxation			**409.4**	**380.1**
EPS before amortisation of goodwill and exceptional items			**47.8p**	**41.7p**
Reported EPS			**25.1p**	**25.7p**

Continued sales and profits growth

This has been our third consecutive year of sales and profit growth. Sales in the year to March 2003 increased by 11% and profit before amortisation of goodwill, exceptional items and taxation by 16%. Experian, Argos and Burberry all reported record profits.

The year also saw strong operating cash flow, as a result of the profit growth and tight control of costs and working capital.

Increased focus

We have continued to reposition GUS around our major businesses – Experian, Argos Retail Group and Burberry.

The partial flotation of Burberry in July 2002 enabled us to establish an independent market value for this business and raised £239m for GUS. The flotation was successfully undertaken in difficult market conditions, reflecting Burberry's strong financial momentum. GUS has retained a 77.5% stake in Burberry.

Our property joint venture with British Land and our vehicle financing business continued to be wound down, releasing over £200m during the year.

Since the year-end, we have disposed of our home shopping businesses in the UK, Ireland and Sweden, together with our logistics and customer care business, Reality. These operations were sold to March U.K. Limited for approximately £590m.

We have also announced our intention, subject to market conditions, to arrange a partial IPO for our South African Retailing business during calendar year 2004. A partial IPO will enable GUS to realise some value, while enhancing the development opportunities for our South African business.

Strong investment

The release of capital during the year enabled us to make significant investments in our major businesses, including several acquisitions that will enhance their growth prospects. The largest of these was Homebase, which is the number two brand in the UK's do-it-yourself market. It has taken ARG into an important growth sector and provided the potential for substantial operational synergies.

Experian's acquisition of ConsumerInfo.com, which supplies online credit information to consumers in North America, has firmly established Experian as the leading direct-to-consumer player in its marketplace. Experian in North America has also continued to acquire its affiliated regional credit bureaux, in order to gain a greater share of the value chain for credit products. Internationally, Experian strengthened its position with the acquisition of Nordic Info Group, a leading information company in Denmark and Norway. Experian also acquired its outstanding stakes in Scorex to create a global decision solutions business.

Burberry opened or refurbished 12 new stores, including flagship stores in New York, London (Knightsbridge) and Barcelona. The company also acquired its Korean distributor and, in doing so, completed the programme to take direct control of key Asian markets outside Japan.

Growth opportunities

The major businesses of GUS now have a consistent track record of sales and profit growth. They are focused on growing markets and are well positioned in those markets. They are also attracting people of exceptional talent.

Experian is a leader in the growing international market for business solutions, offering the broadest range of information and services in its sector. ARG is the UK's leading general merchandise retailer. Burberry continues to consolidate its position as a leading luxury brand.

Over the next few pages you will read about the progress that these businesses have made during the last year, together with the strategies that are being put in place to ensure their long-term success.



John Peace
Group Chief Executive

Experian has further strengthened its position as a leading global business solutions company, providing strategic support to clients in over 60 countries.



201
217
224
256
00
01
02
03

Experian operating profit
£ million

Some major clients:
ABN AMRO Bank
Abbey National
Alliance & Leicester
AOL Time Warner
Bank One
Bank of America
Barclays
BBC News Online
BMW
BNP Paribas
Capital One
Chase
Citigroup
Commerzbank
Egg
First American
Ford
HBOS/Bank of Scotland
Household
Lloyds TSB
MBNA
McDonald's
Morgan Stanley
RBS
Société Générale
Sears
Standard Life Bank

Experian

Experian helps organisations to target, acquire and manage new customers and develop successful customer relationships. Its clients operate in a diverse range of sectors, including financial services, telecommunications, healthcare, insurance, retailing, automotive and government.

Experian delivered global sales growth of 12% and profit growth of 20% last year, at constant exchange rates. This was driven by the improving underlying sales performance of Experian North America, the continuing strong progress of Experian International and the benefit of strategic acquisitions.

Throughout the year, Experian built on its leading positions in the US and UK, while extending its reach internationally. A number of key acquisitions were made to enhance Experian's global product range and to support its development within important growth markets.

Changes were also made in the global management structure to assist Experian in leveraging resources on a worldwide scale. In March 2003, Craig Smith, formerly CEO of Experian North America, became Chairman of Experian worldwide. He was succeeded by Don Robert, formerly Chief Operating Officer in North America.

John Saunders, who continued as CEO of Experian International, took on responsibility for Experian's global decision solutions business. This followed the acquisition of Experian's remaining stakes in Scorex, an international provider of credit solutions. Experian had been operating joint ventures with Scorex since 1996 and will now be able to develop an integrated product range for decision solutions, available across a wide range of markets.

Experian North America

Experian North America performed strongly during the year, despite some challenging market conditions. There were productivity gains and major new contracts throughout the business, with sales up 13% and profits up 20% in dollars.

Excluding the acquisition of ConsumerInfo.com, credit information and solutions sales increased 8%, helped by demand from clients in interest rate sensitive sectors, especially the mortgage refinancing market.

Demand for fraud protection systems was particularly strong, with clients of Experian's National Fraud Database reporting a dramatic reduction in losses after incorporating the database within their credit application processing systems. The ability to authenticate consumers over the Internet was another growth area, allowing clients such as VISA, Dell Financial Services, First American Payment Processing and Yahoo to reduce fraud and improve each customer's online experience.

Experian also embarked on a major programme to acquire its 38 affiliate credit bureaux. This will provide Experian with direct control of an important distribution channel and ensure that the clients of these affiliates have direct access to the full range of Experian products.

Demand for marketing information and solutions continued to be affected by difficult market conditions, with most clients reducing expenditure in this area. Despite this, sales were on an improving trend throughout the year and up 4% during the last six months. AOL, Citigroup and Dell were among the companies that awarded major contracts to Experian in order to enhance their ability to reach new customers.

There was particularly strong demand for Truvue, the Experian customer management solution, which enables businesses to integrate the records of different business units or databases in order to create a single view of each customer.

Direct-to-consumer sales now account for 11% of Experian sales in North America, compared to less than 1% in the previous year, following the acquisition of ConsumerInfo.com. This business provides consumers with online access to their credit reports and has been combined with Experian's own direct-to-consumer operation to create the clear leader in this growing market.

The recent acquisition of PromiseMark will enable Experian to strengthen its direct-to-consumer offer even further by providing insurance against identity theft, one of the fastest growing crimes in the US.

The FARES joint venture, which is Experian's chosen way of competing in the real estate information sector, had another good year and continued to benefit from strong activity in the mortgage refinancing market. Experian's 20% share of FARES profits was up $6m to almost $50m.

Headquarters: Experian's headquarters are in Costa Mesa, California (pictured here) and Nottingham, UK. The company employs over 13,000 people worldwide.

Fraud: Banks, building societies and financial service providers in the UK and US are increasingly turning to Experian to support them in their fight against all forms of fraud, from identity theft to money laundering.

Citigroup: Experian is working with Citi Cards, the largest provider of card products in the United States, to develop a centralised marketing database. Citi Cards is a unit of Citigroup.

Motor insurance database: A total of 25,000 enquiries are being received from the police each day as they check Experian's motor insurance database to see whether vehicles are properly insured.


experian


citi
SELECT
MasterCard


halifax.co.uk



Experian International

Experian International, which accounts for 40% of Experian's worldwide sales, had another successful year. Sales increased by 11% and profit by 21% at constant exchange rates.

Sales of credit information and solutions grew by 15%, with particularly strong growth in business information and account processing. Experian's presence outside the UK was significantly enhanced by the acquisition of Nordic Info Group, the leading consumer and business credit information provider in Denmark and Norway. The acquisition brought the total number of information bureaux operated by Experian to 16 and provided a strong platform for the sale of a full range of integrated information and decision support solutions.


ABN·AMRO

ABN AMRO: This global banking group uses Experian's advanced decision solutions to streamline decision-making in all areas of customer management, from processing loan applications to collecting overdue accounts. Experian's recent acquisition of Scorex has created a global decision solutions business, capable of supporting clients such as ABN AMRO in many different market places.

Experian also benefited from recent investments to bring its consumer marketing and decision solutions skills to the field of business information. This resulted in a range of new products, including commercial versions of Experian's credit application processing system, Autoscore, and its geodemographic profiling system, Mosaic.

As in North America, Experian International is meeting the growing demand for credit solutions, not least in the fight against fraud. In the UK alone, 'card not present' fraud increased by over 60% during 2002, as criminals used stolen credit card details to make purchases over the telephone and Internet.

Significant progress was also made in account processing, with a number of major contracts awarded to Experian by clients expanding their operations into Europe. In the UK, Experian supported the pilot of the new Marks & Spencer joint credit and loyalty card.

Sales of marketing information and solutions grew by 14%, despite difficult market conditions. This was driven by strong growth in the automotive and insurance sectors.

Within the automotive sector, Experian continued to enhance its Car Data Check database, while developing the market for dealer management and sales reporting systems. Lexus, the luxury car manufacturer, was one of a number of automotive clients to adopt an automated online system in order to make faster and more informed marketing decisions.

Outsourcing accounted for about 30% of Experian International's sales and showed 4% growth in the year. In the UK, Experian won a major contract from NTL to supply consumer billing services. In Italy, Experian was chosen by CartaSi, the country's leading bank card, to support its customer contact operation.

In the UK, Experian enhanced its ability to provide strategic advice to clients with the acquisition of one of the leading economic consultancy groups, Business Strategies. The combination of Business Strategies' analysis and forecasting abilities with Experian's information assets will open up new areas of expertise and product development.

Argos Retail Group had another successful year as the UK's leading general merchandise retailer.

Argos Retail Group

Over the last three years, Argos Retail Group (ARG) has invested significantly in building the UK's leading general merchandise retailing group. ARG's proposition of choice, value and convenience is supported by a greatly strengthened product supply chain and multiple shopping channels – stores, catalogues, telephone and Internet. Together these provide ARG's retail brands with a powerful platform for growth.

The Argos retail chain has been transformed since its acquisition in 1998, outperforming its market for the third successive year. The acquisition of Homebase in December 2002 means that ARG now has the second largest brand in the do-it-yourself market and a strong base from which to increase its position in the growing homewares and furnishings market.

In May 2003, ARG announced the disposal of its home shopping businesses in the UK, Ireland and Sweden, together with its logistics and customer care business, Reality. As a result, ARG in the UK and Ireland is now focused on general merchandise through its Argos and Homebase businesses.

In the year under review, ARG increased sales by 11% and profits by 12%.

Argos

Argos has continued to go from strength to strength, achieving sales of over £3bn for the first time. Sales were up 12% and profit up 17%.

Thirty-three new Argos stores were opened during the year, bringing the total to 523, with plans to open a similar number this year. The store refurbishment programme also continued apace, including initiatives to improve customer service. Over 500 quick-pay kiosks were installed to enable customers to order and pay for goods without going to the till. Argos also became the first High Street retailer to take advantage of the growth in mobile phone text messaging with a 'Text & Take Home' service.



Argos advertising: The launch of the new Argos advertising campaign, starring Julia Sawalha and Richard E Grant, resulted in faster pick-up of the new Argos catalogue, increased purchase frequency and improved perceptions of the Argos brand. It also won the Marketing Campaign of the Year at the Retail Week Awards 2003.

The Argos product range was significantly expanded, with about 25% more products in the latest Spring/Summer catalogue compared to the previous edition. These were largely in the areas of bedding, furniture and textiles, where sales are set to increase as customer awareness grows. Delivery of products to home via Argos Direct increased by 33% and now accounts for 18% of all Argos sales.

Argos' achievements during the year were recognised by its peers at the Retail Week Awards, the UK retail industry awards. Argos won no less than four awards: Retail Technology, Multi-channel Retailing, Marketing and, most importantly, Retailer of the Year.



192
207
255
285
00
01
02
03

ARC operating profit
£ million

Argos continued

Homebase
Homebase, the do-it-yourself and home furnishings retailer, was acquired in December 2002. This business operates in fast growing markets, with excellent organic growth prospects. There are also significant operational benefits to be gained from combining Homebase's supply chain and infrastructure with those of ARG.

The priority since acquisition was to prepare for peak trading in April and May. In addition, the management team was strengthened by appointments from within ARG and a number of early gains were identified, particularly within the supply chain.

The focus during the current year is to create a successful platform for growth in 2004 and beyond, while delivering on profit expectations. Key initiatives will include improving the in-store experience and increasing the sales of high value items such as furniture, bathrooms and kitchens. Further stores are also planned, together with the continued roll out of mezzanine floors, which offer an attractive return on investment.

Home Shopping UK & Ireland
The market for agency home shopping remained difficult during the year. As a result, sales in ARG's UK & Ireland home shopping businesses were 8% below the level of last year.

The rundown or sale of peripheral businesses accounted for 3% of this decline. Sales from continuing direct catalogues, principally Marshall Ward and Abound, remained strong.

Reality
Reality continued to support ARG's multi-channel operations with home delivery and customer care services. Sales to external customers were level with the previous year. The core logistics business grew sales by 7%, but this was offset by the withdrawal from and sale of peripheral activities, including packaging and fleet management.

Following the disposal of Reality in May 2003, ARG has entered into commercial agreements with it for the continuing provision of home delivery and other services.

Financial Services
Demand for the Argos store card continued to grow, with 630,000 active accounts, up from 460,000 a year ago. Outstanding balances increased from £50m to £155m, with over 7% of sales at Argos now made using the store card.

Argos personal loans, which were introduced with the Autumn/Winter catalogue, also made good progress.

Home Shopping Continental Europe
Sales in Continental Europe increased by 10% and profit by 5% at constant exchange rates. Wehkamp, which is the leading home shopping brand in Holland, accounted for 80% of these sales and benefited from improved promotional activity and strong growth in branded clothing and electronic goods.

Store openings: Homebase had 273 stores at the year-end and a further nine are planned during the current financial year.

Argos growth: Argos has continued to go from strength to strength, outperforming its market for the third successive year.

Homebase: The new mezzanine floors are enabling Homebase to showcase kitchens, bathrooms and home furnishings, while providing an attractive return on investment.

Argos store card: Over 7% of Argos sales were made using the Argos store card. There were about 630,000 active card holders by the year-end.


H MEBASE
Home & Garden
new
new


furniture
idea


Argos


Argos
Brighter Shopping

Burberry continued to build on its unique positioning as the authentic British luxury brand.



117
90
70
22
00
01
02
03

Burberry operating profit
£ million

Burberry

This was an eventful year for Burberry, both strategically and financially, during which it established a strong platform for future growth.

The year began with Burberry's successful IPO, which took place during some of the most difficult stock market conditions in more than a decade. It was a significant milestone in a five-year transformation of Burberry that saw a new management team undertake a series of initiatives to create a distinctive luxury brand with international recognition and broad appeal.

Burberry ended the year with an excellent set of financial results, ahead of expectations at the time of the IPO in July 2002. At constant exchange rates, sales increased by 21% and profit by 34%.

Products

Burberry products include apparel for women, men and children, together with accessories such as handbags, scarves and small leather goods.

The continuing development of high-margin accessories was a primary objective during the year. These now account for 29% of the product mix. Womenswear, which led the revitalisation of the Burberry brand, maintained its strong momentum, with sales up 20% on the previous year. This was led by strong demand for new interpretations of traditional Burberry classics such as the trench coat and by new core classics such as quilted jackets and kilt-inspired skirts. In menswear, Burberry continued to capitalise on the masculine heritage of the brand by broadening and intensifying its product range.

The Burberry Prorsum men's and women's collections were showcased on the catwalks during Milan's quarterly fashion weeks. These strategically important collections received outstanding press reviews.

Distribution

Burberry sells products in Europe, North America and Asia through its own directly operated stores and wholesale customers.

The company made further strategic progress with the acquisition of its Korean distributor, which completed Burberry's programme of taking direct control of its primary Asian markets outside Japan. The licensing arrangements in Japan, which is the most important luxury market in the world, continued to flourish with retail sales in excess of an estimated £1 billion.

In North America, which represents a key area of future growth, Burberry continued to expand its presence through increased sales in existing and new stores. The new 24,000 square foot store in New York City was one of five to be opened in North America. It also became the largest of Burberry's flagship stores to date and the most complete expression of the Burberry brand in the US market.

Within Europe, the brand's repositioning in the domestic Spanish market made encouraging progress, led by the opening of a store in Barcelona, Burberry's first in this important market.

New York: The new 24,000 square foot flagship store in New York City was opened in November 2002. It was one of 12 Burberry stores to be opened or refurbished last year.

Apparel: Burberry's apparel collections were showcased in London and Milan during the year, with significant editorial recognition from fashion and lifestyle media.

Barcelona: Burberry's repositioning in the important Spanish market progressed with the opening of a store in Barcelona.

Accessories: Burberry accessories were 29% of the sales mix, compared to 25% in the previous year as a result of continued product development.


BURBERRY







The Group's major businesses have strong management teams, clear strategies and many further opportunities for growth.

South African Retailing: GUS is planning a partial IPO of its South African business during calendar year 2004, subject to market conditions.



South African Retailing

Despite the tough economic environment, our South African Retailing business continued to make progress. Strong price competition and high interest rates held back sales, which were up 2% in local currency on the previous year. However, profits were up 13% in rand, as the result of an expanded financial services offer, careful control of bad debt and cost savings initiatives.

South African Retailing has a strong market position and an excellent management team. It currently operates 398 Lewis stores and 45 Best Electric stores and, in recent years, has undertaken a number of initiatives to enhance the product range, improve credit controls and reduce costs. The business is now well placed to take advantage of the widely expected recovery in consumer spending in South Africa.

Subject to market conditions, we intend to arrange a partial IPO on the Johannesburg Securities Exchange for our South African Retailing business during calendar year 2004.

Our social responsibilities

Our businesses have continued to focus on the issues of Corporate Social Responsibility with enthusiasm and commitment. The Group's latest CSR Report records strong progress in our environmental, community and human rights management. We also continue to be listed in the main indices of socially responsible investment, including FTSE4Good and the Dow Jones Global Sustainability Index.

In our environmental management, we have improved our energy efficiency for the third year running, while finding new ways to reduce our use of packaging across the Group. We have also devoted considerable effort to implementing our Supplier Principles to ensure that suppliers share our concern for human rights in the workplace.

Such progress relies greatly on the wholehearted enthusiasm and support of GUS people at all levels, but nowhere more so than in our relationships with local communities. The GUS Charitable Trust is the primary focus for the Group's direct giving to community projects and donated £967,000 during the year. In a groundbreaking move, it brought together over 20 medical charities in the field of prostate cancer to work together for change.

Experian undertook a wide range of community initiatives, including sponsorship of the Robin Hood Marathon in Nottingham, which was supported by over 700 employees, and the Habitat for Humanity project in North America to provide affordable housing for low-income families. Argos Retail Group focused many of its fundraising efforts on its charity of the year, Barnardo's, raising over £370,000.

Our people

Our ability to attract and motivate talented people remained a high priority during the year. Our recruitment policies benefited from the increasing strength of our brands and we continued to develop the working environment and incentives to encourage top performance. The GUS 'Sharesave' arrangements were extended to four new countries and a further four countries will be included this year.

Summary

GUS has had another good year. We have continued to focus and strengthen the Group, while generating increased sales and profits for the third consecutive year. Our main businesses have strong management teams, clear strategies and many further opportunities for growth and we remain confident about their future prospects.

John Peace
Group Chief Executive

27 May 2003

Experian marathon: The Experian Robin Hood Marathon in Nottingham was voted by Runners World magazine as the best marathon in the UK after the London Marathon. More than 700 Experian employees supported this fund raising event.

Barnardo's: Employees of Argos Retail Group raised over £370,000 for their charity of the year, Barnardo's.

GUS Sharesave: The GUS Sharesave Scheme, which enables employees to take a stake in the business through a SAYE share option plan, continues to be rolled out beyond the UK.



experian
THE NUMBER
2732
new balance



Barnardo's
children, their rights and their needs



GUS
Share in
our success
The GUS Sharesave Scheme

Board of directors



Sir Victor Blank (60) Chairman

Sir Victor Blank was educated at Stockport Grammar School and St Catherine's College, Oxford. He qualified as a solicitor with the law firm Clifford-Turner (now Clifford Chance), becoming a partner in 1969. In 1981, he moved into investment banking with Charterhouse, becoming Chairman and Chief Executive in 1985. He was also a director of The Royal Bank of Scotland Group plc from 1985 to 1993. He joined the Board of GUS plc in 1993.

Sir Victor retired from investment banking in 1997, having become Deputy Chairman of GUS the previous year. He became Chairman of GUS in 2000 and is also Chairman of Trinity Mirror plc and a director of Chubb plc.

Sir Victor is a member of the Financial Reporting Council and Chairman of the Industrial Development Advisory Board. He is a member of the Council of Oxford University. He chairs two charities, WellBeing and UJS Hillel, as well as the Council of University College School.

Sir Victor is an Honorary Fellow of the Royal College of Obstetricians and Gynaecologists, an Honorary Fellow of St Catherine's College, Oxford, a Fellow of the Royal Society of Arts and Companion of the Institute of Management.



John Peace (54) Group Chief Executive

John Peace joined GUS in 1970 and held several senior IT management positions before co-founding CCN in 1980. CCN was the company formed by GUS to market information services to retailers and other lending organisations. In 1991, John Peace was appointed Chief Executive of CCN, which was by then one of Europe's largest information services companies.

During the mid-nineties, CCN was combined with a number of other US and European businesses to form a global information services organisation called Experian, with John Peace as its Chief Executive.

In 1997, he joined the Board of GUS plc, becoming Group Chief Executive in January 2000.

In June 2002, John Peace was appointed Chairman of Burberry Group plc, in advance of its partial flotation by GUS in July 2002.

John Peace is Chairman of the Board of Governors of Nottingham Trent University, a member of the Board of Companions of the Chartered Management Institute and a Fellow of the Royal Society of Arts.



David Tyler (50) Finance Director

David Tyler graduated from Cambridge University, where he read Economics, in 1974.

He spent the first 11 years of his career working for Unilever in a variety of financial, commercial and strategic jobs. In 1986 he joined County NatWest where he worked in senior financial control roles. He then worked for Christie's International from 1989 to 1996 as Finance Director and as President of Christie's America.

David Tyler has been Finance Director of GUS plc since February 1997. Aside from his financial role, he also now has responsibility for the development of Group strategy and has operational responsibility for some of the Group's smaller businesses. Since June 2002, he has been a non-executive director of Burberry Group plc.

He is a Fellow of the Chartered Institute of Management Accountants and a Member of the Association of Corporate Treasurers.



Terry Duddy (47) Chief Executive, Argos Retail Group

Terry Duddy began his career at Letraset in 1978, initially in personnel management and later in product management. He joined the Dixons Stores Group in 1984, where he held various commercial positions, including Sales Director of Currys, Product Marketing Director of the Dixons Stores Group and, latterly, Managing Director of PC World.

Terry Duddy joined GUS in August 1998 as Chief Executive of the newly acquired Argos, becoming a director of GUS plc later that year. In 2000 he was appointed Chief Executive of the Argos Retail Group.



Craig Smith (52) (USA) Chairman, Experian

Craig Smith studied business management at Towson University in Baltimore, Maryland before joining Maryland National Bank in 1973. Here he gained experience in all areas of retail lending and bank operations, becoming Vice President.

In 1982, Craig Smith was one of five founding executives of MBNA America Bank and spent 12 years with that organisation. He went on to become Chairman and founder of Hamilton Partners, a management consultancy specialising in advising financial services organisations.

Craig Smith joined Experian in June 2000 as Chief Executive Officer for Experian North America. In March 2003, he joined the Board of GUS plc and was appointed Chairman of Experian worldwide.

Craig Smith is involved with a number of local charitable organisations and directs Experian's worldwide corporate social responsibility programme.



Alan Smart (58) (South Africa) Chief Executive, South African Retailing

Alan Smart was educated at Rondebosch Boys High and the University of Cape Town. After serving articles of clerkship with a chartered accounting practice, he joined Lewis in 1969. He held several financial control positions before being appointed Credit Director of Lewis in 1980.

In 1984 Alan Smart was promoted to Joint Managing Director, with responsibility for credit and store operations. In 1991 he became Chief Executive of the Lewis Group, a position he currently holds.

Alan Smart is a former national council member of the Furniture Traders Association of South Africa.

Sir Alan Rudge (65) Non-Executive Director



Sir Alan Rudge was Deputy Chief Executive of BT until November 1997 and Chairman of WS Atkins until March 2001. He joined the Board of GUS plc in 1997 and also serves as a non-executive director on the Boards of Apollis AG and SESA AG. He is currently President of MSI Cellular Investments BV, Chairman of ERA Technology Ltd and Pro Chancellor of Surrey University.

Sir Alan has a PhD in Electrical Engineering and is a Fellow of the Royal Society and the Royal Academy of Engineers. He is a past President of the Institution of Electrical Engineers and past Chairman of the Engineering and Physical Sciences Research Council.

Oliver Stocken (61) Non-Executive Director



After qualifying with Arthur Andersen, Oliver Stocken became a director of NM Rothschild & Sons and subsequently Managing Director of Barclays Australia and of Barclays Merchant Bank in London.

At the inception of BZW Holdings in 1986 he was a member of the Board, becoming Chief Operating Officer in 1990 and later Finance Director. In May 1993 he became Group Finance Director, Barclays PLC, finishing this role in September 1999.

Oliver Stocken was appointed to the Board of GUS plc in April 2000 and chairs the Audit Committee. He is Deputy Chairman of 3i plc and a non-executive director of Rank Group plc, Pilkington plc, Novar plc, Searchspace Limited, Rutland plc and Stanhope plc.

Oliver Stocken is also a Trustee of the Natural History Museum; Council Member and Treasurer of the Royal College of Art; Chairman of Finance and Member of the Committee of the MCC; Trustee of the Henley River & Rowing Museum, and Chairman of the Trustees of the Devas Youth Club, Wandsworth.

Lady Patten of Wincanton (49) Non-Executive Director



Louise Patten joined the Board of GUS in 1997 and chairs the Remuneration Committee. She is also Chairman of Brixton plc and a non-executive director of Hilton plc and Somerfield plc, as well as Senior Adviser to Bain & Co.

Louise graduated from Oxford University in 1977 and went from there to Citibank. She remained in banking until 1985, when she moved into management consultancy. In 1993, Louise joined Bain & Co, the global strategy consultancy, as a Partner.

Louise has considerable experience as a non-executive director. She was a director of Harveys Furnishings plc from 1993–2000 and of the Catholic Building Society from 1993–1997 and was appointed to the board of Hilton Group plc in 1993. Louise is also senior non-executive director and remuneration committee chairman of Somerfield plc, whose board she joined in 1998, and was its interim Chairman from 1999–2000. In 2001, she joined the Board of Brixton plc as a non-executive director, taking over the chairmanship of Brixton in May 2003.

Lord Harris of Peckham (60) Non-Executive Director



Lord Harris was educated at Streatham Grammar School and in 1957, at the age of 15, took over the running of the family business. This consisted of three carpet shops, which by 1977 he had increased to 93. Later that year he acquired Queensway Discount Warehouse and in 1978 successfully floated the Harris Queensway Group. In 1988, Harris Queensway was taken over by the Lowndes Consortium and Lord Harris went on to set up Carpetright, which was floated in 1993. Lord Harris is Chairman and Chief Executive of Carpetright plc, which now has over 440 stores.

Lord Harris was appointed to the Board of GUS in 1986. He is also Chairman of Harris Ventures Ltd and the prostate cancer 'Investing In Life' campaign.

Lord Harris is a major sponsor of the Harris City Technology College in Croydon, Bacon's College, Southwark and Kemnal Technology College, Sidcup. He is also in the process of funding two City Academies, one in Peckham and another in Croydon, together with a Community Centre in Peckham. He is a benefactor of two colleges at Oxford, Oriel and Harris Manchester, and Lucy Cavendish College, Cambridge.

Frank Newman (61) (USA) Non-Executive Director



Frank Newman is Chairman Emeritus of Bankers Trust Corporation, having served as its Chairman and Chief Executive Officer from 1995 to 1999. He currently serves as an advisor to private-equity investment firms and financial institutions. Frank Newman joined the Board of GUS plc in 2001.

Before joining Bankers Trust, Frank Newman was the Deputy Secretary of the United States Treasury Department. He served in the Treasury Department from early 1993 until late 1995. As Deputy Secretary, Frank Newman was the number two official and Chief Operating Officer of the department.

Previously, Frank Newman spent six years with BankAmerica Corporation, where he was Chief Financial Officer and Vice-Chairman of the Board. Prior to joining BankAmerica in 1986, he was Executive Vice President and Chief Financial Officer of Wells Fargo Bank.

Frank Newman is a director of Dow Jones & Company, Korea First Bank and a privately held technology company. He is a member of the advisory board of Renault and Nissan. He is also a board member of three public-purpose organisations: the Carnegie Hall Society, Cornell University Weill Medical College, and MDRC (public policy research).

Secretary
David Morris FCA

Auditors
PricewaterhouseCoopers LLP

Stockbrokers
Cazenove
Merrill Lynch

Solicitors
Linklaters & Alliance
Berwin Leighton Paisner

Registered Office
Universal House
Devonshire Street
Manchester M60 1XA
Company No. 146575

Registrars and transfer office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Corporate Governance Committee
Sir Victor Blank (Chairman)
John Peace
Sir Alan Rudge
David Morris

Audit Committee
Oliver Stocken (Chairman)
Frank Newman
Lady Patten
Sir Alan Rudge

Remuneration Committee
Lady Patten (Chairman)
Sir Alan Rudge
Oliver Stocken

Nomination Committee
Sir Victor Blank (Chairman)
John Peace
Lord Harris
Frank Newman
Lady Patten
Sir Alan Rudge
Oliver Stocken

Profit and loss account


5,638
6,041
6,457
7,146
00
01
02
03

Sales
£ million


448
487
552
642
00
01
02
03

Underlying profit before tax*
£ million

*Excluding amortisation of goodwill and exceptional items


34.5
37.2
41.7
47.8
00
01
02
03

Adjusted basic earnings per share*
pence

*Excluding amortisation of goodwill and exceptional items


20.6
21.0
21.7
23.3
00
01
02
03

Dividend per share
pence

Sales
Sales increased by 11% from £6,457m to £7,146m, including £375m from acquisitions. Excluding acquisitions and at constant exchange rates, Group sales from continuing operations were 10% higher than last year.

Profit
Group profit before amortisation of goodwill, exceptional items and taxation increased by 16% to £642m. The improvement reflects a focus on our core businesses where profitability has risen.

Exceptional items
An exceptional loss of £90m was incurred during the year. The major exceptional items were the £139m profit on the partial IPO of Burberry and the £210m provision for the loss on the disposal of the Group's Home Shopping businesses in the UK, Ireland and Sweden, together with Reality. There was also a charge of £19m for impairment of goodwill, previously written off to reserves, on the closure of Innovations. All other costs of reorganisation and restructuring are treated as operating costs and are included within operating profit.

Interest
Interest costs in the year fell by £8m to £58m. This reflects the impact of lower interest rates (£6m), the previously announced change in the way GUS accounts for interest (a gain of £9m) and the interest income on proceeds from the partial IPO of Burberry (£7m). These were partly offset by the funding costs associated with the acquisition of Homebase (£15m).

Taxation
The Group's effective rate of tax for the year, before goodwill charge and profit/loss on sale of businesses, has fallen from 23.8% to 22.7%. This continues to be lower than the UK standard corporate tax rate, mainly because of efficient structures for the Group's overseas activities.

Minority interests
Profit attributable to equity minority interests in 2003 of £17m relates mainly to the 23% of profit attributable to the minority shareholders of Burberry. It also includes profit attributable to minority shareholdings in companies owned by Experian International. Minority interests on the balance sheet represent the minority share of the net assets of these companies.

Earnings per share
Basic earnings per share before goodwill amortisation and exceptional items were 47.8p in the year ended 31 March 2003 compared to 41.7p last year.

Pensions
The Group has continued to account for pension costs under SSAP 24. The sharp fall in equity markets during the year reduced the market value of the Group's pension scheme assets, while the fall in interest rates increased the discounted value of the liabilities. As a result there is, under the transitional arrangements of FRS 17, a net deficit for all retirement benefit schemes of £215m after tax relief at 31 March 2003. Although this situation is not welcome, it should be noted that the deficit is equal to less than 4% of the Group's market capitalisation and can prudently be resolved over a period of several years. It therefore has no material impact on the Group's operations or financial flexibility.

Accounting policies and standards
With effect from 1 April 2002, the Group has been accounting for the forward premium/discount arising on forward currency sales as interest. The effect of this change has been to reduce interest expense for the year ended 31 March 2003 by £9m. There would have been no material effect if this approach had been applied in the year ended 31 March 2002.

Summary group profit and loss account
for the years ended 31 March

	2003 Before exceptional Items £m	2003 Exceptional Items £m	2003 Total £m	2002 £m
Turnover				
Continuing operations	**5,473**	–	**5,473**	4,678
Discontinued operations	**1,673**	–	**1,673**	1,779
Total turnover	**7,146**	–	**7,146**	6,457
Operating profit	**487**	**(41)**	**446**	397
Share of operating profit of BL Universal PLC (joint venture)	**26**	–	**26**	25
Share of operating profit of associated undertakings	**44**	–	**44**	33
Loss on sale of fixed asset investments in continuing operations	–	–	–	(2)
Profit on Initial Public Offering of Burberry – continuing operations	–	**161**	**161**	–
Provision for loss on disposal of Home Shopping and Reality businesses – discontinued operations	–	**(210)**	**(210)**	–
Loss on sale of other businesses – continuing operations	–	–	–	(6)
Net interest	**(58)**	–	**(58)**	(67)
Profit on ordinary activities before taxation	**499**	**(90)**	**409**	380
Tax on profit on ordinary activities			**(141)**	(122)
Profit on ordinary activities after taxation			**268**	258
Equity minority interests			**(17)**	(1)
Profit for the year			**251**	257
Dividends			**(232)**	(217)
Retained profit for the year			**19**	40
Profit before amortisation of goodwill, exceptional items and taxation			**642**	552
Basic earnings per 25p Ordinary share			**25.1p**	25.7p
Adjustments: Effect of amortisation of goodwill			**14.3p**	9.9p
Effect of exceptional items			**8.4p**	6.1p
Adjusted basic earnings per share			**47.8p**	41.7p
Diluted earnings per share			**25.0p**	25.5p
Adjusted diluted earnings per share			**47.5p**	41.4p

Divisional results
for the years ended 31 March

	Turnover		Profit before taxation	
	2003 £m	2002 £m	2003 £m	2002 £m
Experian				
Experian North America	**718**	688	**171.5**	154.6
Experian International	**483**	427	**84.9**	69.6
	1,201	1,115	**256.4**	224.2
Argos Retail Group				
Argos	**3,192**	2,847	**238.2**	204.0
Homebase	**251**	–	**2.2**	–
Home Shopping – UK & Ireland	**1,482**	1,607	**15.4**	33.6
Financial Services	**34**	11	**4.6**	(4.8)
Home Shopping – Continental Europe	**275**	238	**24.7**	22.4
	5,234	4,703	**285.1**	255.2
Burberry	**594**	499	**116.7**	90.3
South African Retailing	**114**	123	**31.8**	30.9
Finance Division	**17**	29	**6.6**	15.1
Property	–	–	**25.9**	24.8
gusco.com	**1**	1	**(2.7)**	(4.8)
	7,161	6,470	**719.8**	635.7
Inter-divisional turnover (principally Experian)	**(15)**	(13)		
	7,146	6,457		
Central costs			**(19.3)**	(17.1)
			700.5	618.6
Net interest			**(58.1)**	(66.5)
Profit before amortisation of goodwill, exceptional items and taxation			**642.4**	552.1
Amortisation of goodwill			**(142.9)**	(99.4)
Exceptional items			**(90.1)**	(72.6)
Profit on ordinary activities before taxation			**409.4**	380.1

Included within turnover and profit before taxation of Argos Retail Group shown above, £1,673m (2002 £1,779m) of turnover and £35.3m (2002 £44.0m) of profit before tax relates to discontinued activities. The turnover and profit figures for Homebase cover the post acquisition period from 20 December 2002. Amortisation of goodwill includes £38m (2002 £5m) relating to Experian, £99m (2002 £89m) relating to Argos Retail Group and £6m (2002 £5m) relating to Burberry.

Cash flow statement and balance sheet

Cash flow

Cash flow before acquisitions, disposals and dividends amounted to £618m compared to £478m in the previous year. Cash flow benefited from the growth in profits in the year and from tight control over working capital which was £201m lower despite the growth in the Argos store card loan book. Capital expenditure grew by £7m to £329m and was equivalent to 134% of the depreciation charge in 2003.

Summary cash flow statement for the years ended 31 March	2003 £m	2002 £m
Profit before goodwill, exceptionals and tax	**642**	552
Exceptional items	**–**	(45)
Corporation tax	**(141)**	(82)
Change in working capital	**201**	163
Capital expenditure	**(329)**	(322)
Depreciation	**245**	212
Free cash flow	**618**	478
Dividends	**(220)**	(213)
Acquisitions and divestments	**(1,037)**	(35)
Net cash flow	**(639)**	230
Securitisation repayments	**(201)**	(380)
Foreign exchange movements	**38**	(4)
Movement in net debt	**(802)**	(154)

Net debt

Net debt at the year end was £2,086m, an increase of £802m on the previous year. The increase mainly reflects acquisition activity during the year, with a net spend after divestments of £1,037m.

Balance sheet

Shareholders' funds amount to £2,543m, a rise of £126m in the year. This is equivalent to 253p per share compared with 240p last year.

Total shareholder return (the increase in the value of a share including reinvested dividends) was 44% over the three years to 31 March 2003. This compares favourably with the total shareholder return for the average FTSE 100 company which was minus 40%.

Summary balance sheet as at 31 March	2003 £m	2002 £m
Fixed assets	**3,995**	2,771
Current assets	**3,273**	2,814
Short term creditors	**(2,699)**	(2,171)
Net current assets	**574**	643
Total assets less current liabilities	**4,569**	3,414
Long term creditors	**(1,791)**	(865)
Provisions	**(138)**	(126)
Net assets	**2,640**	2,423
Shareholders' funds	**2,543**	2,417
Minority interests	**97**	6
Capital employed	**2,640**	2,423

The Summary Financial Statement on pages 19 and 20 was approved by the Board on 27 May 2003.

John Peace
David Tyler
Directors

Summary directors' report

Principal activities and business review
GUS is a retail and business services group. It provides business information and customer relationship management services globally through Experian, general merchandise retailing through Argos Retail Group and luxury goods through its 77 per cent holding in Burberry. The activities of Argos Retail Group were widened through the acquisition of Homebase in December 2002. GUS also has UK Property interests and owns a retailing business in South Africa. The review of the results for the year and an indication of future developments appear on pages 4 to 15.

Profit and dividends
The profit for the year amounts to £251m (2002 £257m). An interim dividend of 6.9p was paid to the Ordinary shareholders of the Company on 7 February 2003 and, on 27 May 2003, the directors recommended the payment, on 8 August 2003, of a final dividend of 16.4p, giving a total dividend for the year of 23.3p (2002 21.7p). The final dividend, once approved, will be paid to those persons on the Register of Members at the close of business on 11 July 2003.

Directors
Details of current members of the Board are shown on pages 16 and 17. Victor Barnett retired from the Board on 1 July 2002, Craig Smith was appointed a director on 25 March 2003 and a resolution proposing his re-election will be proposed at the Annual General Meeting. The directors retiring by rotation are Lord Harris of Peckham, Lady Patten of Wincanton, John Peace and Oliver Stocken. Lord Harris will offer himself for re-election annually in the light of his length of service as a non-executive director.

Corporate Governance
The Board of GUS supports the principles of corporate governance advocated by the Combined Code and, following a change made during the year under review, it is now able to confirm that it fully complies with all its provisions. The change in question was to reduce from 24 months to 12 months the period of notice under the service contract of Alan Smart, Chief Executive of the Group's retailing interest in South Africa.

Acquisitions and disposals
The partial flotation of Burberry was successfully completed on12 July 2002 producing net proceeds of £239m. On 20 December 2002 the Group acquired the whole of the share capital of Homebase for a consideration of £902m.

Post balance sheet event
On 27 May 2003, the Group announced the disposal of its Home Shopping businesses in the UK, Ireland and Sweden together with Reality, its logistics and customer care business in the UK. The businesses have been sold for about £590m, the initial consideration being £410m. An unconditional sum of £140m is payable in three years' time and £40m is payable on completion following regulatory clearance in Ireland and Sweden.

Annual General Meeting
The eighty-fifth Annual General Meeting of the Company will be held at the Marriott Grosvenor Square, Grosvenor Square, London W1A 4AW at 11.30am on Wednesday 23 July 2003. The Notice of Meeting is included in a separate Circular to Shareholders which accompanies this Annual Review.

Corporate Social Responsibility
Last year the Company published its first separate Corporate Social Responsibility report. This year's report will be published on the Company's website, www.gusplc.com, with a briefer report printed in hard copy form. This is available on request from the Company Secretary.

The Group's support for charitable causes is channelled through the work of the GUS Charitable Trust. The Trust's income from the Company in respect of the year ended 31 March 2003 was £963,000. In that year, the Trust made awards totalling £967,000.

Summary Financial Statement
The Summary Financial Statement on pages 19 and 20, the Summary directors' report on page 21 and the Summary directors' remuneration report on pages 22 and 23 are a summary of information in the Annual Report and Financial Statements 2003. This Summary Financial Statement does not contain sufficient information to allow as full an understanding of the results and state of affairs of the Company or of the Group as would be provided by the Annual Report and Financial Statements 2003. Shareholders requiring more detailed information have the right to obtain, free of charge, a copy of the Annual Report and Financial Statements 2003.

The Directors' report, the financial statements and Auditors' report on those financial statements, which is unqualified, are contained in the Annual Report and Financial Statements 2003. The Auditors' report did not contain a statement under either S237(2) of the Companies Act 1985 (inadequate accounting records or returns, or accounts not agreeing with records and returns) or S237(3) (failure to obtain necessary information and explanations).

Copies of the Annual Report and Financial Statements 2003 may be obtained free of charge by writing to:

The Company Secretary
GUS plc
Universal House
Devonshire Street
Manchester M60 1XA

Tel: +44 (0)161 273 8282
Fax: +44 (0)161 277 4056

Shareholders wishing to receive the Annual Report and Financial Statements as well as the Annual Review and Summary Financial Statement in future years should write to this address.

Summary directors' remuneration report

Independent auditors' statement to the members of GUS plc
We have examined the Summary Financial Statement set out on pages 19 and 20 and the Directors' emoluments and share details included on pages 22 and 23.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement with the Annual Report and Financial Statements and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

This statement, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose.
We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the Summary Financial Statement is consistent with the Annual Report and Financial Statements of GUS plc for the year ended 31 March 2003 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Manchester
27 May 2003

Remuneration Committee
Both the level and structure of executive directors' pay and the remuneration of the Chairman are decided by the Remuneration Committee. The remuneration of non-executive directors is a matter reserved for the Board as a whole. The Remuneration Committee is a Board committee consisting exclusively of independent non-executive directors: Lady Patten (Chairman), Sir Alan Rudge and Oliver Stocken.

Policy statement
GUS now has three core businesses that are well positioned to achieve sustained growth. Key to success has been a move towards a performance-oriented culture with a clear link between remuneration and performance.

The four tenets on which our remuneration structure is founded are as follows:-

1. Base pay levels are established on a market competitive basis but no higher than this.
2. Benefits (for example pensions and cars) are provided on a basis that is appropriate to the local market in which the director is employed.
3. Performance related incentives provide the opportunity to deliver substantial rewards for high performance.
4. Wherever reasonable, pay is aligned to shareholders' interests. This is reflected in the choice of performance standards applied to incentive awards and the fact that, for a large part of the overall incentive package, rewards are denominated in GUS shares.

Consistent with our philosophy, salaries are set on the basis of mid-market practice amongst UK companies of comparable size. Performance related incentives are targeted at upper quartile levels to produce a highly leveraged package if our growth objectives are attained.

Pensions
There are four directors for whom retirement benefits are accruing under defined benefit schemes. One director has a money purchase pension arrangement for which contributions in the year under review amounted to $10,000.

Compliance
The constitution and operation of the Remuneration Committee are in compliance with the principles of good governance and Code of Best Practice set out in the Listing Rules of the Financial Services Authority.

Performance graph
The following performance graph shows the total shareholder return ('TSR') for GUS versus the FTSE 100 for the last five financial years.



March 1998
March 1999
March 2000
March 2001
March 2002
March 2003
£140
£120
£100
£80
£60
GUS share price
FTSE 100

Value of £100 invested in March 1998 - shown on a monthly basis

Co-investment Plan
Directors are given the opportunity to defer receipt of their annual bonus and have it invested in GUS shares. The number of shares acquired on behalf of the executive is matched on a sliding scale depending on the achievement against target for the relevant financial year. Last year, John Peace, Terry Duddy and David Tyler chose to invest the whole of their bonus. Shares so purchased, on their behalf, applying the bonuses reported last year, are included in the table of directors' interests appearing on page 23. Matching shares under these arrangements are not released until the expiry of a three year period and the right to these shares is forfeited if a director resigns before then. The contingent interests in such shares are: John Peace (187,900 shares), Terry Duddy (144,056 shares) and David Tyler (109,608 shares).

Directors' interests
The beneficial interests of the directors, together with non-beneficial interests, in the Ordinary shares of the Company and in the ordinary shares of Burberry Group plc, being a body corporate of the same group, are shown on page 23 in sections (i) and (ii). Share options granted to directors and awards under the Performance Share Plan are shown on page 23. The contingent interests in matching shares under the Co-investment Plan are shown above. Save for the disclosures in relation to Burberry shares, the directors have no interests in the debentures of the Company or in any shares or debentures of the Company's subsidiaries.

Directors' emoluments for the years ended 31 March	Salary £'000	Annual bonus £'000	Taxable Benefits £'000	**Total 2003 £'000**	Total 2002 £'000
Executive directors					
Terry Duddy	525	525	24	**1,074**	1,294
John Peace	650	650	31	**1,331**	1,551
Alan Smart	89	61	6	**156**	147
Craig Smith (from 25 March 2003)	8	12	–	**20**	–
David Tyler	380	380	18	**778**	712
Non-executive directors					
Sir Victor Blank	296	–	28	**324**	261
Lord Harris of Peckham	42	–	–	**42**	30
Frank Newman	42	–	–	**42**	10
Lady Patten of Wincanton	57	–	–	**57**	37
Sir Alan Rudge	54	–	–	**54**	62
Oliver Stocken	57	–	–	**57**	37
Former directors					
Eric Barnes	–	–	–	**–**	60
Victor Barnett (to 1 July 2002)	129	–	–	**129**	630
David Bury	–	–	–	**–**	84
Jonathan Charkham	–	–	–	**–**	10
	2,329	1,628	107	**4,064**	4,925
Payments to former directors				**41**	312
Pension contributions				**289**	293
Pensions in respect of former directors				**398**	292
				4,792	5,822

Share option and incentive arrangements	Options held at 1 April 2002 or date of appointment	Granted in year (1)	Options held at 31 March 2003	Range of exercise prices
Executive Share Option Scheme				
Terry Duddy	325,051	80,398	405,449	375.7p to 653.0p
John Peace	342,247	99,540	441,787	375.7p to 653.0p
Alan Smart	37,038	14,235	51,273	612.7p to 653.0p
Craig Smith	603,436	–	603,436	381.3p to 653.0p
David Tyler	281,149	58,192	339,341	375.7p to 690.2p

	Shares awarded at 31 March 2002	Awarded in year	Shares awarded at 31 March 2003
Performance Share Plan (2)			
Terry Duddy	112,065	80,398	192,463
John Peace	195,356	99,540	294,896
Alan Smart	–	14,235	14,235
David Tyler	97,766	58,192	155,958

1 Options granted during the year were at an exercise price of 653p.
2 100 per cent of the awards made under the Performance Share Plan vested on 30 April 2003 following confirmation that the GUS total shareholder return for the performance period was in the upper quartile in relation to the total shareholder return of a comparator group and confirmation from the Remuneration Committee that the underlying performance of the Company during the performance period had been satisfactory.
3 Directors in the UK, with the exception of Sir Alan Rudge, participate in the Company's Savings Related Share Option Scheme.

Directors' interests	The Company 31 March 2003	The Company 1 April 2002 or date of appontment	Burberry Group plc 31 March 2003	Burberry Group plc 1 April 2002 or date of appointment
(i) Beneficial holdings				
Sir Victor Blank	195,000	100,000	–	–
Terry Duddy	60,717	2,500	–	–
Lord Harris of Peckham	9,700	7,200	–	–
Frank Newman	2,500	–	–	–
Lady Patten of Wincanton	8,370	4,370	–	–
John Peace	96,370	30,000	16,000	–
Sir Alan Rudge	6,450	3,950	–	–
Alan Smart	–	–	–	–
Craig Smith	–	–	–	–
Oliver Stocken	22,231	12,621	–	–
David Tyler	52,882	20,000	16,000	–
(ii) Non-beneficial holdings				
Sir Victor Blank	3,000	3,000	–	–
Lord Harris of Peckham	25,000	25,000	–	–

Shareholder information

Ordinary shareholders

There were 51,467 holders of Ordinary shares at 31 March 2003 and their holdings can be analysed as follows:

	Number of shareholders	Percentage of total number of shareholders	Number of Ordinary shares '000s	Percentage of Ordinary shares
Over 1,000,000	173	0.3	697,550	69.3
100,001 – 1,000,000	565	1.1	179,781	17.8
10,001 – 100,000	1,831	3.6	54,321	5.4
5,001 – 10,000	2,402	4.7	16,833	1.7
2,001 – 5,000	8,873	17.2	27,609	2.7
1 – 2,000	37,623	73.1	31,039	3.1
	51,467	100.0	1,007,133	100.0

Shareholders are further analysed as follows:

	Number of shareholders	Percentage of total number of shareholders	Number of Ordinary shares '000s	Percentage of Ordinary shares
Corporates	12,317	23.9	931,042	92.4
Individuals	39,150	76.1	76,091	7.6
	51,467	100.0	1,007,133	100.0

Registrar

Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA Telephone: 0870 600 3987. In addition, Lloyds TSB Registrars offer a range of shareholder information on line at www.shareview.co.uk. A text phone facility for those with hearing difficulties is available by telephoning 0870 600 3950.

Share price information

The latest GUS plc share price is available on Ceefax and also on the Financial Times Cityline Service, Telephone: 0906 843 2740 (calls charged at 60p per minute).

Internet

A full range of investor relations information on GUS plc, including the Annual Report and Financial Statements 2003, London Stock Exchange Announcements, latest share price, dividend history and downloadable registrar forms is available at www.gusplc.com. A webcast of the results presentation given to analysts and fund managers by John Peace (Group Chief Executive), David Tyler (Group Finance Director), Terry Duddy (Chief Executive, Argos Retail Group) and Craig Smith (Chairman of Experian), together with the slides accompanying that presentation, can be found on the website.

Dividend Reinvestment Plan

The GUS Dividend Reinvestment Plan ("DRIP") enables shareholders to use their cash dividends to purchase GUS plc shares. Shareholders who wish to participate in the DRIP for the first time, in respect of the final dividend to be paid on 8 August 2003, should return a completed and signed DRIP mandate form to be received by the Registrars, by no later than 18 July 2003. For further details please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or telephone on 0870 241 3018.

Share dealing facility

Existing or potential investors can buy or sell GUS Ordinary shares using a postal dealing service provided by Cazenove & Co., whose contact details are:
Cazenove & Co.
20 Moorgate, London EC2R 6DA
Telephone: 020 7606 1768

Financial calendar

Annual General Meeting and first quarter trading update	23 July 2003
Final dividend record date	11 July 2003
Final dividend to be paid	8 August 2003
First half trading update	15 October 2003
Interim results announcement	20 November 2003
Third quarter trading update	14 January 2004
Second half trading update	April 2004
Preliminary announcement of annual results	25 May 2004

Registered office

GUS plc
Universal House
Devonshire Street
Manchester M60 1XA
Telephone: 44 (0)161 273 8282 Fax: 44 (0)161 277 4056

Group overview

GUS is a retail and business services group. We provide information and customer relationship management services through Experian, general merchandise retailing through Argos Retail Group and luxury goods through a majority shareholding in Burberry Group plc.

We continue to reposition the Group around these major businesses.

April 2002: acquisition of ConsumerInfo.com
July 2002: partial flotation of Burberry
December 2002: acquisition of Homebase
January 2003: acquisition of Nordic Info Group
March 2003: acquisition of outstanding stakes in Scorex
May 2003: disposal of Home Shopping and Reality
May 2003: planned partial flotation of South African Retailing during calendar 2004



201
217
224
256
00
01
02
03

Experian operating profit
£ million



192
217
255
285
00
01
02
03

ARG operating profit
£ million

Experian
A leading global business solutions company.

Experian helps organisations to target, acquire and manage new customers and develop successful customer relationships.

The company does this by leveraging its:
- specialist strategic knowledge
- skills in managing client processes
- ability to develop analytical solutions
- ownership of core data assets

Experian has become a strategic partner for more than 40,000 clients across diverse industries, including financial services, telecommunications, healthcare, insurance, retailing, automotive, manufacturing, leisure, utilities, property, e-commerce and government.

The company employs 13,100 people, supporting clients in more than 60 countries. Experian's headquarters are in Costa Mesa, California and Nottingham, UK.

Argos Retail Group
The UK's leading general merchandise retailing group.

Argos Retail Group (ARG) is focused on providing customers with choice, value and convenience.

The company operates market-leading brands:
- Argos for general merchandise
- Homebase for DIY and home furnishings
- Wehkamp, the leading home shopping catalogue in the Netherlands
- A range of financial services, including the Argos store card

The combination of stores, catalogues, websites and home delivery options enables customers to choose the shopping experience that suits their particular lifestyle.

ARG's competitive advantages lie in its:
- purchasing scale
- multiple brands
- multiple channels

The company employs 45,700 people in the UK and Holland.

GUS is delivering long-term shareholder value by focusing on businesses with above average growth potential and by establishing leadership positions in our chosen markets.

Contents

In December 2002, GUS acquired Homebase, the UK's second largest brand in the do-it-yourself market.



GUS is delivering long-term shareholder value by focusing on businesses with above average growth potential and by establishing leadership positions in its chosen markets

Purchases made through the Argos website have increased by over 50% in the last year



Group overview



192
217
255
285
416
00
01
02
03
04

ARG operating profit
£ million

GUS is a retail and business services group. Its activities comprise general merchandise retailing through Argos Retail Group, information and customer relationship management services through Experian and luxury goods through a majority shareholding in Burberry Group plc.

Argos Retail Group

General merchandise retailing

Argos Retail Group (ARG) is the UK's leading multi-brand, multi-channel retailer.

It delivers choice, value and convenience through a unique and award-winning combination of stores, catalogues, websites and home delivery options.

ARG provides this through its market leading brands:

- Argos – the UK's most successful general merchandise retailer
- Homebase – one of the UK's leading home enhancement companies
- Wehkamp – the largest home shopping catalogue in the Netherlands
- ARG Financial Services – providing financial services, including the Argos and Homebase store cards

ARG leads its markets by leveraging its size and strength to integrate and improve purchasing scale, to share services and to provide multi-channel capability across the business.

ARG employs 44,700 people in the UK, Holland and the Republic of Ireland.

Key events of the year

April

7 April
Experian North America acquires three regional affiliate credit bureaux in ongoing affiliate acquisition programme

May

27 May
GUS disposes of home shopping businesses in the UK, Ireland and Sweden, together with Reality, the UK logistics and customer care business

September

5 September
Homebase introduces new home furnishings range, miHome

10 September
Burberry opens store in Milan, its first in Italy

26 September
Argos central distribution centre at Barton becomes operational

October

2 October
FARES, Experian's 20%-owned real estate information associate, acquires Transamerica's real estate tax service and flood certification businesses

8 October
Homebase store card launched

November

5 November
Argos website tops European ranking of online retailers

12 November
Experian named UK's 'National Business of the Year' in the National Business Awards

Design and production by Accrue*

The paper used for this report uses ECF (Elemental Chlorine Free) pulps supplied by manufacturers with environment-friendly and sustainable reforestation policies. The report has been printed using soya-based inks and the printing process conforms to ISO 14001.

GUS

GUS (Corporate Office)
One Stanhope Gate
London W1K 1AF
United Kingdom
T +44 (0)20 7495 0070
F +44 (0)20 7495 1567
www.gusplc.com

GUS (Registered Office)
Universal House
Devonshire Street
Manchester M60 1XA
United Kingdom
T +44 (0)161 273 8282
F +44 (0)161 277 4056

Experian North America
475 Anton Boulevard
Costa Mesa CA 92626
United States
T +1 714 830 7600
F +1 714 830 2575
www.experian.com

Experian International
Talbot House
Talbot Street
Nottingham NG1 5HF
United Kingdom
T +44 (0)115 941 0888
F +44 (0)115 934 4905
www.experian.com

Argos Retail Group
489-499 Avebury Boulevard
Saxon Gate West
Central Milton Keynes MK9 2NW
United Kingdom
T +44 (0)1908 690333
F +44 (0)1908 692301

Burberry
18-22 Haymarket
London SW1Y 4DQ
United Kingdom
T +44 (0)20 7968 0000
www.burberry.com

experian Argos HOMEBASE BURBERRY Lewis Wehkamp

Chairman's statement

I am delighted to be able to introduce another excellent set of results for GUS. Profit before amortisation of goodwill, exceptional items and taxation was £827m, up 29% on last year. Earnings per share on the same basis have increased by 27% to 60.7p.

The Board has proposed a final dividend of 19.0p, making 27.0p for the year (2003: 23.3p).

Creating shareholder value

Over the last four years, GUS has established a track record of creating significant value for shareholders. We have increased pre-tax profits by 85%, earnings per share by 76% and paid over £900m in dividends, which is equal to about half of Group earnings. Total return for our shareholders, being the increase in the value of a share including re-invested dividends, has exceeded all but two of the companies that were in the FTSE 100 at 1 April 2000.

Looking forward, we believe that there is considerable scope for further increasing shareholder value.

Firstly, each of our businesses has a clear strategy for growth and we shall continue to invest in them to drive profits.

Secondly, we plan to return additional cash to shareholders and have announced a £200m share buyback programme over the next 12 months.

Finally, as a logical extension of what we have been doing since 2000, we shall be actively reviewing our strategic options over the next two years. The Board is fully committed to building shareholder value over the medium term and the value of the Group as it is currently structured will be the natural benchmark for any decisions.

Board changes

In January, we were very pleased to welcome Andy Hornby to the GUS Board. Andy is Chief Executive of Retail Banking at HBOS plc and has a very successful track record in financial services and retailing, making him an ideal addition to the Board.

Since the year-end, Lord Harris has announced his retirement from the Board after 18 years. During this time he has been an immensely wise counsellor on a range of business issues, particularly the management of change over the 10 years since the enfranchisement of non-voting shares. We owe him a great debt of gratitude and wish him well for the future.

Financial highlights



5,658
6,041
6,457
7,108
7,548
00
01
02
03
04

Sales
£ million



448
487
553
642
827
00
01
02
03
04

Profit before tax[1]
£ million



272
481
478
636
336
00
01
02
03
04

Free cash flow
£ million



34.5
37.2
41.7
47.8
60.7
00
01
02
03
04

Earnings per share[1]
pence



20.6
21.0
21.7
23.3
27.0
00
01
02
03
04

Dividend per share
pence

[1] before amortisation of goodwill and exceptional items

Strong financial performance

- 29% increase in profit before amortisation of goodwill, exceptional items and tax to £827m (2003: £642m)
- Profit before tax increased to £692m (2003: £409m)
- 27% increase in basic earnings per share before amortisation of goodwill and exceptional items to 60.7p (2003: 47.8p)
- Basic earnings per share 47.4p (2003: 25.1p)
- 16% increase in full year dividend to 27.0p (2003: 23.3p)

Record profits again at Argos, Experian and Burberry

- Argos Retail Group: sales up 10% and profit up 19% on a pro forma basis (including Homebase for a full year in 2003)
- Experian: sales up 14% and profit up 20% for continuing activities at constant exchange rates
- Burberry: sales up 16% and profit up 24% at constant exchange rates

Financial highlights

for the years ended 31 March	2004	2003	Change
Sales	**£7.5bn**	£7.1bn	**up 6%**
Profit before tax[1]	**£827m**	£642m	**up 29%**
Earnings per share[1]	**60.7p**	47.8p	**up 27%**
Dividend per share	**27.0p**	23.3p	**up 16%**

[1] before amortisation of goodwill and exceptional items



1 April 2000
31 May 2004
100%
75%
50%
25%
0%
-25%
-50%
-75%
800p
700p
600p
500p
400p
300p
200p
100p

GUS share price performance

- GUS share price
- FTSE General Retailers sector
- FTSE 100

Over the last four years, GUS has established a track record of creating significant value for shareholders

Our corporate responsibilities

We remain committed to good governance in all its many facets. We aim to be as transparent as any business can reasonably be and to maintain the highest standards of integrity. But we recognise, too, that the role of governance is also about having clear strategies, attracting talented people and delivering sustained profitable growth.

During the year we continued to make strong progress in our management of environmental, community and human rights issues. We were listed in the main indices of socially responsible investment, including FTSE4Good, the Dow Jones Sustainability Index and the Business in the Community Index of Corporate Responsibility.

Our people

Ultimately, the key to our success lies in the skills and commitment of those who work for GUS. I would like to acknowledge that contribution and to thank everyone for their tremendous support and dedication. I hope we shall continue to create an environment where people can find fulfilment and success.



Sir Victor Blank
Chairman

24 May 2004



Sir Victor Blank
Chairman

Chief executive's review

Financial summary

For the years ended 31 March	Sales 2004 £m	Sales 2003 £m	Profit before taxation 2004 £m	Profit before taxation 2003 £m
Argos Retail Group	**5,162**	3,523	**415.5**	249.8
Experian	**1,286**	1,201	**282.2**	256.4
Burberry	**676**	594	**141.2**	116.7
Other	**155**	117	**23.6**	16.4
Continuing operations	**7,279**	**5,435**	**862.5**	**639.3**
Discontinued operations	**269**	1,673	**18.0**	61.2
Total	**7,548**	**7,108**	**880.5**	**700.5**
Net interest			**(53.9)**	(58.1)
Profit before amortisation of goodwill, exceptional items and taxation			**826.6**	**642.4**
Amortisation of goodwill			**(192.6)**	(142.9)
Exceptional items			**58.3**	(90.1)
Profit before taxation			**692.3**	**409.4**
EPS before amortisation of goodwill and exceptional items			**60.7p**	**47.8p**
Reported EPS			**47.4p**	**25.1p**

The profit figure shown against each business above is operating profit which is defined as profit before interest, taxation, exceptional items and goodwill amortisation. The same definition of operating profit is used throughout this annual report.

2003 sales have been restated for FRS 5. Discontinued operations include home shopping, Reality and Property.

GUS has delivered another strong set of results, with all of our businesses contributing to this success.

Sales in the year to March 2004 increased by 6% and profit before amortisation of goodwill, exceptional items and taxation by 29% to £827m. Argos, Experian and Burberry each reported record profits.

Continuing strategic focus

It has been a year of both strategic and operational progress, which has seen significant investment throughout the Group.

We have continued to reposition the Group around three major businesses – Argos Retail Group, Experian and Burberry – and to focus on fewer activities.

At the start of the year, we disposed of the home shopping businesses in the UK, Ireland and Sweden, together with Reality, the UK logistics and customer care business, for approximately £590m.
We also sold GUS' 50% stake in the property joint venture with British Land for £163m.

In November 2003, we reduced the Group's holding in Burberry by a further 11.5%, in order to improve liquidity in its shares. GUS remains a committed investor in Burberry through its 66% holding.

In calendar year 2004, subject to market conditions, we are planning a partial flotation of The Lewis Group, our South African Retailing business. The transaction will enable GUS to release value for shareholders, while enhancing the development opportunities for Lewis.

Investing across the Group

The release of capital from disposals enabled us to make significant investments during the year in our major businesses.

Argos continued its £120m supply chain programme with the opening of a new central distribution centre, enabling it to buy more from low cost regions such as China and the Far East. There were also 33 new Argos stores opened during the year.

Homebase invested in a range of measures to improve retail disciplines across the chain, including better stock availability and enhanced customer service. All 17,000 staff participated in a culture change programme called The Homebase Way. Further mezzanine floors were also introduced to create additional space for kitchens, bathrooms and home furnishings.

ARG Financial Services made further investment in its loan book, almost doubling the amount lent to customers during the year. The Argos store card was in strong demand and now funds 9% of all Argos sales. The year also saw the launch of the Homebase store card and a range of personal loan products.

GUS finished the year strongly, with record profits again at Argos, Experian and Burberry

Experian continued to invest successfully in new solutions for clients and to expand its reach, both geographically and by industry sector. It also undertook a number of infill acquisitions of high growth businesses to leverage its assets and skills around the world. In North America, Experian continued to acquire its affiliated regional credit bureaux, spending $118m during the year in order to gain a greater share of the value chain for credit products.

Burberry opened nine new directly operated stores, including its first in Italy, increasing its overall selling space by about 12%.

Positioned for growth

GUS is building a strong and consistent track record of profitable growth. Each of our major businesses is pursuing a clear strategy and is well positioned in its markets.

Argos Retail Group is the largest general merchandise retailer in the UK. Its multi-brand, multi-channel approach and central infrastructure continue to open up new market opportunities and to deliver significant cost efficiencies.

Experian is the largest company in the information solutions marketplace, offering the broadest range of services. Its worldwide infrastructure and global product development programme are enabling it to support clients wherever they do business and to deliver wide-ranging solutions.

Burberry has become a global leader in the market for accessible luxury fashions and accessories. Its continuing geographical expansion and product diversification are supported by the brand's international recognition and broad appeal.



John Peace
Group Chief Executive

The new 60,000 square metre central distribution centre in Barton is part of a £120m investment in the Argos supply chain





Argos Retail Group

Argos Retail Group (ARG) has made further excellent progress this year, establishing itself as the UK's leading general merchandise retailer.

ARG comprises principally Argos and Homebase, two of the strongest brand names in UK retailing. With the disposal of its home shopping and logistics businesses in May 2003, ARG has been able to focus principally on the sale of general merchandise. In addition, it provides customers with a range of financial products through ARG Financial Services and owns the leading home shopping retailer in Holland, Wehkamp.

During recent years, ARG has invested strongly in developing its multi-brand, multi-channel offer, supported where appropriate by a central infrastructure. The emphasis is on continuous improvement in product range, availability and price, while offering customers multiple ways to order products, convenient methods of payment and home delivery options.

In the year under review, ARG's sales increased by 10% and its profits by 19% on a pro forma basis. Capital investment totalled £160m and will increase to about £250m in the current year.

Argos

Argos has continued to outperform its market by offering customers the most compelling combination of choice, value and convenience. Sales were up 12% and profits up 24%.

The latest Spring/Summer catalogue, which was launched in January 2004, contains 13,000 lines, which is 12% more than a year ago. Lines that were re-included from last year had prices averaging 3% lower.

The Argos Extra catalogue, which has 30% more lines than the main catalogue, has been successfully trialled in a number of larger Argos stores and will be in about 150 stores by July 2004. Argos Extra increases consumer choice with new and extended product ranges in leisure, home and electricals.

The number of Argos stores was increased by 33 during the year and a similar number will be opened in the current year. The store refurbishment programme has also been largely completed. Quick pay kiosks, which reduce the time it takes for customers to purchase goods, were in 230 stores by the year-end and are being rolled out further.

Argos continued to invest strongly in its supply chain, with the opening of a 60,000 square metre central distribution centre in Barton and a similarly sized warehousing facility for Argos Direct, the delivery to home operation.

Argos customers are increasingly appreciating the flexibility of being able to order or reserve products by telephone, text messaging or over the Internet and to have products delivered direct to their home or office. Argos Direct accounted for 20% of sales during the year, up 21% on the previous year, while Internet orders increased by over 50%.

For the second year running, Argos was named Multi-Channel Retailer of the Year by Retail Week at the UK retail industry awards. Argos was also ranked the number one European online retailer in a survey conducted by Forrester Research.



00
192
01
217
02
255
03
285
04
416

ARG operating profit
£ million

Argos opened 33 new stores and has plans to open a further 35 in the current year



Argos


ideas
DIY style
Breeze into Spring

Homebase Ideas became the UK's highest circulation home interest title and was voted Customer Magazine of the Year

Homebase

Homebase has made good progress since its acquisition in December 2002 and is now being successfully positioned as the UK's leading home enhancement retailer.

The priority during the last year has been to create a successful platform for growth. Key initiatives have been to improve the in-store experience and increase the sales of high-value items such as bathrooms and kitchens. This has included new ranges, improved stock availability and enhanced customer service.

Together these have contributed to a 5% increase in sales during the 12 months to 28 February 2004 (Homebase's year-end). Profit was at a similar level to last year, reflecting significant investment in positioning Homebase for growth.

A key investment was to accelerate the roll out of mezzanine floors, bringing the total to 67 out of the 278 Homebase stores. These floors provide an attractive return on investment and are being used to showcase bathrooms, kitchens and furniture without reducing space for Homebase's core DIY products. A further 35 new mezzanines are planned for the current year, together with 10 new stores.

A new furnishings range called miHome was launched in September to provide affordable fashion for the home. miHome has been well received by customers in the 10 trial stores and elements will be extended across the Homebase chain in time for Easter 2005.

Supporting these initiatives has been a major culture change programme involving all 17,000 Homebase staff. It is designed to help Homebase to deliver a consistently excellent customer experience with the goal of 'making it easy for our customers to create a better home'.

ARG Financial Services

ARG Financial Services works closely with Argos and Homebase to provide their customers with credit facilities to help drive product sales. In doing so, it is building a customer base for a range of financial products, including personal loans, cards and insurance.

The total amount on loan to customers almost doubled during the year. This was helped by the launch of the new Homebase store card and personal loan products, which already account for 10% of lending, and by the continuing success of the Argos store card, which now finances 9% of Argos sales.

Wehkamp

Wehkamp is the main home shopping brand in Holland and the leading Internet retailer. It has a multi-channel model, with a third of its merchandise sales coming from the website.

The challenging Dutch economy and increased competition resulted in Wehkamp's sales being 3% lower in euros. However, tight control of operating costs and a move towards higher margin fashions brought an improved operating margin.


Wehkamp.nl

Wehkamp is the leading home shopping brand in Holland


Half
Price
0%
swipe me

New kitchen and bathroom ranges were introduced to over 200 Homebase stores during the year



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Experian's vehicle history reports have become an integral element in the buying, selling, insuring and financing of previously owned vehicles

Experian

Experian has continued to build momentum as a global leader in the market for information solutions. It is the largest business in its sector, with the widest range of solutions, and supports clients in over 60 countries.

Experian has a clear strategy for growth that is based on continuing to build on its core businesses, while developing new solutions for its clients and undertaking acquisitions that strengthen its global capabilities.

Worldwide sales for the year from Experian's continuing businesses were up 14% and profit was up 20%. This was driven by major contract wins, including many outside the main US and UK markets, and by significant product developments.

Experian North America

Experian North America achieved consistent growth during the year, with sales from continuing activities up by 10% and profit up 18%.

Credit information and solutions sales increased 12%. Demand was particularly strong for fraud solutions, which was given further impetus by the USA Patriot Act requiring financial services organisations to verify the identity of customers.

In the business-to-business sector, Experian captured market share by focusing on key niches such as information on small businesses and their owners, scoring and decisioning, and international information.

Experian continued the programme of acquiring its 38 affiliate bureaux, which is giving Experian direct control of an important distribution channel in North America. By the year-end, Experian had acquired 21 of the bureaux at a total cost of $166m.

Marketing information and solutions sales increased 6%, with sales improving throughout the year, despite difficult conditions within the direct marketing industry. This was helped by new product developments, such as Totalvue Express, which provides a hosted database-marketing service that can be quickly deployed to give retailers a comprehensive view of customers, whether they are buying through the catalogue, in-store or on the web.

The acquisition of CheetahMail, a specialist e-mail marketing company, has strengthened Experian's position in the fast growing web-based marketing sector. It will ensure that Experian can deliver highly integrated, multi-channel campaigns for its clients, many of whom now see e-mails as an essential element of their marketing strategies.

In business-to-business marketing, Experian capitalised on its expanded capabilities in list fulfilment, enabling marketers to build instantaneous, customised lists of their best prospects.

Demand for Experian's automotive solutions was strong throughout the year. Gulf States Toyota, with a network of 144 Toyota dealers, was among the companies to choose Experian's vehicle history reports as an integral element of its previously owned vehicle certification process. The reports have also been integrated into the country's leading automotive sales websites, such as eBay. AutoNation, the largest automotive retailer, presented Experian with its 2003 Supplier Award for Best Technology.

Direct-to-consumer sales increased by over 40% during the year, as Experian Consumer Direct continued to strengthen its lead in this fast growing market. By the year-end, the service had over 1.7m subscribers.

Consumer Direct's market lead was reinforced by exclusive integration agreements with major Internet portals such as AOL, MSN and Yahoo. The acquisition of MetaReward, an Internet loyalty marketing company, is helping Experian to develop additional services for consumers, including the ability to earn gift cards that can be redeemed at leading retailers.

Profit from Experian's 20% holding in FARES, its real estate information associate, increased by 27% to $63m. FARES' lead in the real estate information market was strengthened by the acquisition of Transamerica Finance Corporation's real estate tax services and flood hazard certification businesses.



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Experian-Scorex won a major contract from Kookmin Bank, the largest bank in Korea

Experian International

Experian International, which accounts for 45% of Experian's sales worldwide, had another excellent year. Sales from continuing businesses increased by 20%, of which 13% came from acquisitions, and profit grew by 24%.

Experian-Scorex, the global decision support business, delivered double-digit sales growth in its first year of full ownership by Experian. It won a major contract from Kookmin Bank, the largest bank in Korea and is working with CIT Group, a leading commercial and consumer finance company, to provide a pan-European solution. The acquisition of Marketswitch, the leader in large-scale optimisation software, expanded Experian-Scorex's analytical and decisioning capabilities.

Sales of credit information and solutions were up 11% and included major new contracts. Under a five-year agreement to support Marks & Spencer's '&more' credit card, Experian began providing a full range of integrated services. Morgan Stanley renewed a four-year partnership for the processing of its credit card and another card issuer, Barclaycard, chose Experian's Strategy Management solution to enhance its decision-making. There was also strong growth in Europe for credit information and solutions, particularly in Spain, Italy and the Nordic region.

The growing threat of fraud remained a high priority for Experian's clients. Orange revealed substantial reductions in mobile phone fraud since implementing Experian's Detect product. Experian also developed an online fraud system for the UK's Department of Work and Pensions.

New products launched during the year included an International Report Service, which provides information on companies in over 220 countries. It further strengthens Experian's position in the international business information market.

In the UK, Experian launched CreditExpert, an online credit monitoring service for consumers to help them quickly identify important changes to their credit report and prevent serious identity fraud.

Sales of marketing information and solutions grew by 11%, despite a difficult background in the UK direct marketing industry. Marketing contracts were won in a range of sectors. The global children's charity, UNICEF, turned to Experian to help reactivate lapsed home shopping customers in the run-up to Christmas. Police forces in the UK began using Experian's Mosaic consumer segmentation system to allocate resources in response to local needs.

Experian's National Business Database became the UK's most comprehensive business information source for direct marketers, helped by the acquisition of Yell Data from the international directories group, Yell.

In Spain, the mobile phone operator, Amena, awarded Experian a major contract to automate its customer recruitment campaigns, using Intravue. In Italy, Experian won a contract with IVECO, the Italian truck manufacturer, to develop and host a business-to-business marketing database.

In France, Experian continued to extend its range of services. Société Générale took consultancy services to help it assess market, credit and operational risk in line with new international banking legislation. The French Association of Chartered Accountants signed a nine-year contract for the management of its web portal www.jedeclare.com, dedicated to the electronic transmission of tax returns. And Air France appointed Experian to manage the address data for its loyalty programme.

Experian also continued to win contracts for business process outsourcing, particularly in France, where Experian acquired the document management and cheque processing activities of Atos Origin in September 2003. New contracts included support for card processing for Crédit Lyonnais and cheque processing for BNP Paribas.

One of the highlights of the year for Experian was being named the UK's Business of the Year in the National Business Awards. Other awards included the British Insurance Award for Technology and the ProShare Innovations Award.

Experian is providing a range of integrated services to Marks & Spencer to support the '&more' credit card


MONEY
&more
5299 0000 1234
10/03-10/04
A BAKER

Experian's newly opened UK Data Centre is home to its vast resource of information about consumers, businesses, vehicles and property




THE ART OF THE

The new Burberry store in Milan was the first in Italy and another milestone for the brand



Burberry's new candy check was successfully offered across a range of handbags and small accessories

Burberry

Burberry has continued to strengthen its position as a premier international luxury brand, distinguished by its accessible positioning, multi-generational appeal and British sensibility. The brand's products have continued to evolve and its sales to expand globally.

In the year under review, Burberry delivered an excellent performance, with sales up 16% and profit up 24%. This was despite a challenging environment for the luxury goods sector.

Products

Over recent years Burberry has been transformed from a traditional rainwear manufacturer to a leader in fashion and luxury.

The Burberry Prorsum Autumn/Winter collection was selected as one of the ten best collections by Women's Wear Daily, a leading industry publication. Candy check, a pink adaptation of Burberry's iconic pattern, was successfully offered across a range of handbags and small accessories.

Channels

Burberry achieved growth across all its distribution channels – retail, wholesale and licensing.

Retail selling space increased by 12%, with nine new stores. This included Burberry's first store in Italy, located in the heart of the fashion capital of Milan.

In wholesale, Burberry continued to concentrate on key accounts in developed markets, while building brand awareness in emerging markets, such as China.

In licensing, the launch of Burberry's new fragrance, Burberry Brit, was supported by an extensive media campaign and received strong consumer response. This was to the benefit of the entire Burberry brand.

Regions

Burberry continued to extend its global reach, with solid growth across the US, Europe and Asia.

In the US, Burberry added four new stores and worked with wholesale customers to continue building its presence in this substantial market. In Europe, sales growth resumed in Spain, reflecting the brand's successful repositioning efforts. In Japan, Burberry assumed greater control of managing the non-apparel licensees in this market.

South African Retailing

Our South African Retailing businesses trade as The Lewis Group, a leading retailer of household and electrical goods in Southern Africa.

The Lewis Group delivered a strong performance, with sales in rand up 13% and operating profit up 11%. This was helped by the growth in consumer demand in South Africa and a reduction in over-capacity in the furniture retailing industry. The Group also made good progress with a range of growth initiatives and improvements in operational efficiency.

The Lewis Group has 400 Lewis furniture stores and 47 Best Electric stores. During the year, it also acquired Lifestyle Living, a chain of 18 upmarket furniture and electronic goods stores. Convenience, choice and affordable credit terms are distinctive features of The Lewis Group and encourage customer loyalty.

Subject to market conditions, we plan to arrange a partial IPO of The Lewis Group during the calendar year 2004.

Summary

It has been another year of excellent progress for GUS. We have strong momentum in all our businesses, which reflects the continuing investment and clear strategies for driving growth. Looking ahead, we can see further scope to increase shareholder value significantly.



John Peace
Group Chief Executive

24 May 2004



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Operational review


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Argos Retail Group

- Sales up 10% to £5.2bn and profit up 19% to £416m on pro forma basis (including Homebase for a full year in 2003); operating margin up to 8.0%
- Argos outperformed its market for the fifth consecutive year
- Argos Extra to be in about 150 stores in July 2004
- Homebase repositioning on track; good progress on synergies
- Argos store card now profitable; about a further £150m to be invested in loan book in 2005
- ARG capital expenditure approximately £250m in 2005 (2004: £159m), with investment in Argos Extra, Homebase mezzanines and new Argos and Homebase stores

Argos Retail Group

12 months to 31 March	Sales 2004 £m	Sales 2003 £m	Operating profit 2004 £m	Operating profit 2003 £m
Argos	**3,384**	3,017	**297.4**	240.8
Homebase	**1,483**	246	**102.2**	2.2
Financial Services	**60**	34	**(5.5)**	(13.1)
Wehkamp	**235**	226	**21.4**	19.9
Total	**5,162**	3,523	**415.5**	249.8
Operating margin			**8.0%**	7.1%
Operating cash flow			**44**	96

Notes (relevant to all ARG tables):

2003 sales have been restated for FRS 5. 2003 figures exclude discontinued home shopping and Reality operations.

Homebase's year-end is 28 February. For 2004, sales and profit are for the twelve months to 28 February 2004. For 2003, sales and profit are for the period from date of acquisition (20 December 2002) to 28 February 2003.

Following the disposal of the home shopping businesses and Reality in May 2003, Argos Retail Group is now focused principally on selling general merchandise through a multi-brand, multi-channel offer. Argos and Homebase are targeted at different customer groups but combined, consumers are spending about £5bn each year with ARG on a wide range of hard goods.

While the individual brands focus on the needs of their own customers, the core competencies and infrastructure supporting the brands are, where appropriate, increasingly centralised and shared. These core competencies are sourcing and supplier management, multi-channel ordering and home delivery, as well as financial services. The shared services include IT, finance, human resources and property. This central infrastructure has been further strengthened during the year and is now starting to deliver benefits derived from ARG's scale.

In the area of sourcing and supplier management, the central ARG team has been tasked with identifying and realising benefits from the combined sales of Argos and Homebase. In the key overlapping areas of DIY, gardening, furniture and homewares, sales are about £2.7bn. A programme is under way to realise benefits from reducing product costs, increasing supplier rebates, rationalising supplier numbers and cutting distribution costs. This has been initiated through joint negotiations, common product sourcing and utilisation of the ARG buying office in Hong Kong and the recently-opened office in Shanghai. The bulk of supply chain gains are being re-invested in the businesses and in reducing prices further for our customers.

Argos

In an increasingly competitive general merchandise market in the UK, Argos aims to win more customers and a greater share of their spend by offering the most compelling combination of choice, value and convenience.

Argos again clearly outperformed its market. Sales grew by 12% year-on-year as Argos made strong share gains in many product categories, especially consumer electronics, white goods and toys.

Argos has maintained its reputation for excellent value during this period of price deflation and a more competitive environment. Prices of products re-included in catalogues during 2004 were reduced by 3% on average. About 20% of sales last year were made at promotional prices, reflecting Argos' strong promotional stance during the life of a catalogue. Supply chain benefits, together with operational cost improvements, funded these lower prices.

12 months to 31 March	2004 £m	2003 £m	Change
Sales	**3,384**	3,017	12%
Total growth	***12%***	*13%*	
Like-for-like growth	***5%***	*7%*	
Operating profit	**297.4**	240.8	24%
Operating margin	**8.8%**	8.0%	
At 31 March			
Number of stores	**556**	523	
Of which: Argos Extra stores	**75**	11	

Operating profit in 2003 is after a charge of £8.7m relating to integration of jungle.com.

The convenience of the multi-channel offer at Argos continues to drive outperformance. Argos offers customers the ability to order or reserve goods in store, by phone or on the Internet, for delivery to store or home. Further investments will be made in 2005 to expand these capabilities:

- a further 35 new stores are planned in 2005, following the 33 stores opened in 2004;
- the store refit programme was largely completed during 2004. Quick pay kiosks, which reduce the time it takes for customers to order and pay for goods, were in over 230 stores at the year-end and will be rolled out further during 2005. 8% of sales in those stores with kiosks were processed through the kiosks, with this percentage improving throughout the year; and
- Argos Direct grew by 21% compared to last year and accounted for 20% of sales in 2004 (2003: 18%). Building on this success, a decision has been made to invest in a third two-man delivery warehouse in Darlington. This will become operational in calendar year 2005.

Sales ordered via the Internet grew by over 50% year-on-year, accounting for 4% of total sales. An additional 7% of sales were reserved remotely by phone or Internet for purchase and collection later in store.

Improved choice through product range expansion remains a key driver of sales, with 13,000 lines in the current catalogue, 12% more than a year ago. The combination of more choice, together with Argos' multi-channel offer, is driving market share growth. Argos' ability to offer additional ranges using the catalogue, improved in-store stock management and home delivery, rather than adding retail space, is a competitive cost advantage.

Argos Extra is to be rolled out to about 150 stores in July 2004. The Argos Extra catalogue, which was first trialled in January 2003, provides a major increase in choice through the addition of new and extended product ranges. It currently offers 17,000 lines, 4,000 more than the main catalogue, with increased ranges in Leisure, Home and Electricals. The current trial has 43 Argos Extra stores where the additional 4,000 lines are stocked-in. The facility to order the extended range for collection is available in a further 32 neighbourhood stores.

To date, a high single-digit percentage sales uplift has been achieved in the Argos Extra stocked-in stores. Gross margins on Extra ranges are in line with the main catalogue. As a result, Argos Extra will be introduced into a further 73 stocked-in stores in July 2004. These will be a combination of new store openings (14 stores) and the conversion of existing stores, where stockroom space is being extended.

The use of a catalogue to offer the additional range, as well as improved in-store stock management, home delivery and better utilisation of existing space, means no extra retail space is required. Capital investment of about £25m in 2005 will be used to reconfigure the current space (for example, by adding mezzanine stockrooms) and provide distribution infrastructure.

The neighbourhood stores trial will continue, as will various systems developments and testing nationwide home delivery of Argos Extra products.

Financial review

Sales for the year of £3.4bn increased by 12%, of which 7% came from new stores which continue to exceed their investment hurdle rate. Like-for-like sales growth was 5%, following on from the previous year's 7% like-for-like performance.

Gross margin was slightly up on the year, with supply chain benefits continuing to fund lower prices and to offset an adverse product mix, mainly caused by increasing sales of lower margin consumer electronics.

Operating profit grew by 19%, excluding costs of £8.7m in 2003 relating to the integration of jungle.com. Expense levels as a percentage of sales were again reduced despite continuing investment in growth initiatives (such as Argos Extra) and in the infrastructure (including two new distribution centres opened during the year). Operating margin, excluding the £8.7m costs in 2003, advanced by a further 50 basis points to 8.8%.

Homebase

Homebase is being repositioned as the UK's leading home enhancement retailer. Its strategic priorities are to:

- improve the existing core business;
- enhance and extend its home furnishings offer; and
- deliver synergies by leveraging the scale and expertise of ARG.

During the year under review, Homebase has made substantial progress in executing this strategy.

Homebase has started to improve the in-store experience, by better stock availability, less cluttered stores, enhanced retail standards and a major step forward in customer service, with over 17,000 staff completing the culture change programme. Customers are recognising these enhancements, which are directly contributing to the improvement in sales performance.

Homebase will accelerate its new store opening programme. From its current base of 278 stores, Homebase plans to open an additional 10 stores in financial year 2005 and a further 15 to 20 stores each year from 2006 to 2008. Following the successful trial in 2004, roughly half of these will be smaller stores. This format is 30-35,000 square feet of trading space including the mezzanine and external garden area. It offers edited ranges in markets where a larger store would not be viable or available. The current performance of new stores, particularly small stores, is substantially above the investment hurdle rate.

Homebase continues to roll out the mezzanine format. The performance of stores with mezzanines remains strong, generating an average sales uplift of 15% across the total store. The additional space is used to showcase kitchens, bathrooms and home furnishings, without reducing space for core DIY products. Homebase plans to add mezzanine floors to a further 35 stores in 2005, at a capital cost of about £1m each. In addition, most new stores will be built with a mezzanine.

Home furnishing ranges and the mezzanine offer continue to be improved. The 'Mezzanine II' format has been trialled in 12 stores during 2004. These changes to mezzanine ranges, lighting, display and merchandising techniques, combined with more profitable space allocation, will be used in all new mezzanines. The miHome range, which offers contemporary, quality products at competitive prices, has been tested in ten stores since September 2003. These new ranges will be extended across the chain over time, whenever range reviews are undertaken, resulting in a significant offer of miHome product in all stores by Easter 2005.

Homebase is starting to deliver the benefits of being part of ARG. In 2004, this has enabled the rapid launch of a new Homebase store card, use of the ARG Hong Kong and Shanghai buying offices and improvements to the big ticket home delivery offer. 2005 will see further benefits from the acceleration of direct importing and lower media buying costs.

Supply chain gains are accelerating at Homebase. A thorough review of sourcing at Homebase and the areas of product overlap with Argos has been undertaken. The opportunities to drive down costs and to improve the Homebase product offer are significant, giving ARG confidence that savings at least equal to those envisaged at the time of acquisition will be achieved. The bulk of these gains will, as previously indicated, be re-invested in the business and in reducing prices further for consumers.

Homebase

12 months to 28 February	**2004 £m**	2003 £m
Sales	**1,483**	246
Total growth	***5%***	–
Like-for-like growth	***3%***	–
Operating profit	**102.2**	2.2
Operating margin	**6.9%**	–
At 28 February		
Number of stores	**278**	273
Of which: number with mezzanine floor	**67**	36

In the twelve month period to 28 February 2003, Homebase had sales of £1,416m and operating profit of £101.6m, an operating margin of 7.2%.

ARG Financial Services

12 months to 31 March	2004 £m	2003 £m
Sales	60	34
Profit before funding costs	6.8	(6.4)
Interest charge	(12.3)	(6.7)
Operating (loss)	(5.5)	(13.1)
At 31 March		
Gross loan book	374	192
Number of active store card holders (000s)	765	634

Wehkamp

12 months to 31 March	2004 £m	2003 £m	Change at constant FX
Sales	235	226	(3%)
Operating profit	21.4	19.9	–
Operating margin	9.1%	8.8%	

Financial review

Sales in the 12 months to 28 February 2004 increased by 5%, 3% on a like-for-like basis. The Home-related categories performed particularly strongly, especially in kitchens and bathrooms. In the second half, all major product areas showed year-on-year growth.

Gross margin was in line with last year, with supply chain benefits exceeding £5m, mainly through terms harmonisation between Argos and Homebase. These gains funded lower prices and higher sales of lower margin kitchens, bathrooms and furniture.

Operating profit in the year was £102.2m, a similar level to last year. This is after significant investment in the store portfolio, with higher depreciation and rates on the roll-out of mezzanine floors. The investment in costs of change was approximately £6m in the full year, covering mainly staff training and the one-off costs associated with improving the home delivery offer.

ARG Financial Services

ARG Financial Services (ARG FS) works in conjunction with Argos and Homebase to provide their customers with the most appropriate credit offers to drive product sales. This currently includes store cards, personal and product loans and insurance products. As well as driving merchandise sales in the stores, ARG FS is expected to move into profit after funding costs for the first time in 2005 and to generate significant profits over time.

In 2004, ARG FS grew strongly, almost doubling its total loan book. The Argos store card has maintained its good performance during the year, now funding 9% of sales at Argos. The store card outstanding receivables have grown by nearly 50% in the year. Argos loans also continued to grow well, with the number of loans issued and the gross loan book more than doubling in the year.

Following the acquisition of Homebase in December 2002, ARG FS utilised its existing infrastructure to launch quickly to Homebase customers both a range of personal and product loans (in April 2003) and a new store card (in October 2003).

ARG FS expects to invest about a further £150m in its loan book during 2005 to fund additional lending to both Argos and Homebase customers.

Financial review

In 2004, ARG FS earned a profit of £6.8m before funding costs which are charged against operating profit. The loan book at ARG FS is funded on the GUS balance sheet, with an assumption of 10% equity and 90% debt. The interest cost of the debt (£12.3m in 2004) is charged against ARG FS operating profit, with the Group interest charge being reduced by the same amount.

Reported operating losses after funding costs reduced to £5.5m in 2004, reflecting the maturity of the Argos store card loan book, which was in profit for the first time in 2004 since its launch in 2001. This was offset somewhat by the start-up investment to launch the Homebase products.

Wehkamp

Sales at Wehkamp, the leading home shopping brand in Holland, were 3% lower in euros compared to last year. This reflects the difficult Dutch economy and retail market, as well as increased competition. Wehkamp has a multi-channel model and is the leading Internet retailer in Holland. In 2004, about one-third of its merchandise sales were via the website and this is expected to rise further in 2005.

The change in product mix towards higher margin fashion, together with tight control of operating costs, resulted in a slightly improved operating margin.

The £/euro exchange rate moved during the year from an average of €1.55 in the year to March 2003 to €1.44 in 2004. This increased reported sales by £16m and operating profit by £1.5m.


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Experian

- Sales up 14% and profit up 20% for continuing activities at constant exchange rates
- Fourth consecutive six-month period of double-digit sales and profit growth
- Excellent cash generation, with more than 100% of operating profit again converted into operating cash flow
- Further improvement in portfolio of businesses, with acquisitions in high growth areas and divestment of low growth, low margin outsourcing activities
- Strong sales growth from new initiatives by product, geography and market
- Investing for growth in 2005 in new products and infrastructure

Experian is a global leader in providing information solutions to organisations and consumers. It helps organisations find, develop and manage profitable customer relationships by providing information, decision-making solutions and processing services. It has over 40,000 clients in more than 60 countries.

Experian has a clear strategy for growth:

- build on core businesses;
- sell new value-added solutions; and
- grow by targeted acquisitions,

against which further progress was made in 2004.

Experian has continued to win major contracts during the year across its businesses. It has built on its strong global position, with success in both its largest markets (the US and UK) and elsewhere, including in:

- France (www.jedeclare.com), for online submission of statutory company returns;
- Italy (Iveco, part of FIAT), a database contract;
- Spain (Amena), a database contract for this mobile phone operator; and in
- Korea (Kookmin Bank), Malaysia (AmBank), Australia (Westpac) and Turkey (Kredi Kayit Burosu), all decision solutions via Experian-Scorex.

Experian

12 months to 31 March	Sales 2004 £m	Sales 2003 £m	Operating profit 2004 £m	Operating profit 2003 £m
Experian North America	**665**	662	**181.2**	168.7
Experian International	**550**	446	**108.8**	86.6
Total continuing activities	**1,215**	1,108	**290.0**	255.3
% growth at constant FX	*14%*	*14%*	*20%*	*24%*
Discontinued activities	**71**	93	**–**	1.1
Closure costs	**–**	–	**(7.8)**	–
Total reported	**1,286**	1,201	**282.2**	256.4
Operating margin – excluding FARES			**20.8%**	20.1%
– including FARES			**23.9%**	23.0%
Operating cash flow			**298**	270

Notes (relevant to all Experian tables):

Discontinued activities are those sold during the year (North American lettershops, Italian call centre, cheque printing in France, business process outsourcing in Holland) and discontinuing UK contact centres. Closure costs relate to UK contact centres.

Operating margin is for continuing activities only. For FARES, the 20% owned real estate information associate, Experian reports its share of FARES profits but not sales.

Experian is also building considerable momentum in non-traditional vertical markets, such as government.

Product innovation remains key to Experian. Significant new product launches during 2004 include the direct-to-consumer service in the UK (CreditExpert), building on the US model; the international business information reports service now covering companies all over the world; and a new database management tool (Totalvue) to help US retail and catalogue companies improve their marketing capabilities.

Experian's portfolio of businesses has been further strengthened. Including the ongoing programme to buy its US affiliate bureaux, Experian spent £162m during the year on acquisitions of complementary businesses. These acquisitions bring new data or products; take Experian into new geographical or vertical markets; or strengthen core operations by improving efficiencies. All acquisitions are performing in line with plan and are expected to achieve double-digit post-tax returns. Certain outsourcing activities, with below average sales growth and operating margins, have been sold or closed during the year.

Experian North America

The year under review has seen good growth in Experian North America, driven by its balanced portfolio of established businesses and by new growth initiatives.

Sales from continuing activities increased to $1,128m (£665m), up by 10% in dollars. Of this, 2% came from corporate acquisitions made in the second half of the year. These were CheetahMail (e-mail delivery), Marketswitch (decision solutions) and MetaReward (Internet loyalty marketing to complement Consumer Direct).

Credit Information and Solutions together grew sales by 12%, 9% excluding corporate acquisitions, with good growth from Consumer Direct, from the successful integration of affiliate acquisitions and from new products such as online notification services and collections solutions.

Sales to the mortgage sector accounted for about 8% of continuing North America revenue during 2004, having peaked at 10% in the April to June 2003 quarter. Following a strong first half, the anticipated slowdown in the mortgage refinancing market reduced sales growth by 2% in the second half.

Consumer Direct grew by over 40% during the year. With over 1.7m subscribers, it remains the clear leader in this fast growing market. This position is being reinforced by its exclusive integration agreements with leading Internet portals, including Yahoo, AOL and MSN; by its new product developments, such as the launch of monthly membership billing; and by higher transaction volumes from the up-sell of services such as credit scores and tri-bureaux reports.

Experian North America

12 months to 31 March	**2004 £m**	2003 £m	Growth at constant FX
Sales			
– Continuing activities	**665**	662	10%
– Discontinued activities	**38**	56	n/a
– Total reported	**703**	718	7%
Operating profit			
– Direct business	**143.9**	136.6	15%
– FARES	**37.3**	32.1	27%
– Continuing activities	**181.2**	168.7	18%
– Discontinued activities	**(1.6)**	2.8	n/a
– Total reported	**179.6**	171.5	15%
Operating margin			
– excluding FARES	**21.6%**	20.6%	
– including FARES	**27.2%**	25.5%	

Operational review continued

A further 10 affiliate bureaux were purchased during the year, bringing the total to 21 at a combined cost of $166m. Integration is progressing smoothly, with expected returns being exceeded.

Marketing Information and Solutions together grew sales by 6%, with Marketing Information improving throughout the year. Although consumer marketing information sales remained flat, Experian has significant momentum in sales of business and automotive marketing information. Marketing Solutions saw strong sales growth, with the successful delivery of over 20 database projects. Experian continues to invest in transforming its marketing business to a more solutions-based model.

FACT Act

The Fair and Accurate Credit Transactions Act (FACTA) was signed into law on 4 December 2003, permanently extending the national standards for consumer credit reporting in the US. Among other things, it requires national credit reporting agencies to provide consumers, on request via a centralised source, one free credit report annually. Discussions continue with the Federal Trade Commission to establish how this will work in practice. Final rules are expected in June 2004 regarding the centralised source and later this year regarding all other aspects of FACTA compliance. If the free report requirement results in an undue burden of costs on Experian, we will seek to recover costs from our clients.

Financial review

The lettershop operations were sold in December 2003 for $28m. Excluding these, sales were up 10% to $1,128m and profits up 18% to $307m (£181m).

Excluding FARES, the 20%-owned real estate information associate, the operating margin for continuing activities increased by 100 basis points. This reflects operational leverage from growing sales and the benefits of efficiency improvements. Restructuring costs of about $6m, similar to last year, were charged to operating profit. These relate largely to further cost improvement programmes in Marketing.

Operating profit from the 20% holding in FARES was $63m (2003: $50m). FARES was also affected by the slowdown in mortgage refinancing in the second half of the year. However, the acquisition by FARES of Transamerica's real estate tax service and flood hazard certification businesses in October 2003 has helped to offset this impact. Integration of these businesses is progressing well.

The £/$ exchange rate moved substantially during the year from an average of $1.55 in the year to March 2003 to $1.70 in 2004. This reduced reported sales by £68m and operating profit by £17.3m.


1,024
1,128
03
04

Experian North America sales
$ million
Year to March 2004

- Credit – Information
- Credit – Solutions
- Marketing – Information
- Marketing – Solutions


550
446
03
04

Experian International sales
£ million
Year to March 2004

- ■ Credit – Information
- ■ Credit – Solutions
- □ Marketing – Information
- □ Marketing – Solutions
- ▩ Outsourcing

Experian International

Experian International, which accounts for 45% of total Experian sales, had another excellent year, continuing its long record of double-digit sales and profit growth.

Sales from continuing activities grew by 20% at constant exchange rates, of which 13% came from acquisitions. These include Nordic Info Group (acquired in January 2003), Experian-Scorex (March 2003) and DMS Atos, French cheque processing and document management (September 2003). The latter is expected to enhance total sales growth by about 6% in the first half of the current year.

Sales in the UK grew by over 10% again, building on its market leadership position in consumer credit information and solutions and on its growing share in the business credit and marketing area.

Credit Information and Solutions sales grew by 11%, excluding corporate acquisitions and at constant exchange rates. This was driven by solid growth in UK consumer and business information, by high demand for value-added products and by strong performances in continental European credit information. In the current year, Experian's account processing operations will be affected by one large client moving its UK processing in-house, as previously planned. However, Experian has won a major contract with Marks & Spencer and extended an existing contract with Morgan Stanley in this area.

In its first year of full ownership, Experian-Scorex has delivered double-digit sales growth by continuing to develop its leading position in decision solutions. It has won a number of significant contracts during the year, including Barclaycard and CIT Group (pan-European application processing for this commercial finance client).

Marketing Information and Solutions sales also grew by 11%. Despite a continuing difficult background in the direct marketing industry in the UK, Experian delivered strong growth in business-to-business marketing, in the UK insurance sector and in Southern Europe, where the introduction of global products is driving new business.

Outsourcing accounted for 24% of continuing sales in 2004, with the remaining businesses based predominantly in France, where cheque processing makes up almost half of sales. This is a mature market where Experian is consolidating capacity and reducing costs, while building strong relationships with French financial institutions. Experian is also offering some innovative outsourcing services in France. For example, it has won a multi-million euro contract with the Paris Transport Authority to provide back office, processing and document handling services for season tickets (Carte Integrale) and weekly and monthly travel cards (Carte Orange).

Financial review

Excluding discontinued activities and at constant exchange rates, sales increased by 20% and operating profit by 24%. Of the latter, just over half came from acquisitions and the remainder from progress in the underlying business. The closure costs of £7.8m charged to operating profit relate to the phased closure of Experian's call centres and remittance processing activities in the UK by 2006, which was announced recently.

During the current year, Experian International will start to migrate its operations to its new purpose-built computer centre in Nottingham. Operating costs will increase by several million pounds, but the new centre will enable Experian to offer its clients greater resilience and provides additional capacity for future growth.

Experian International

12 months to 31 March	**2004 £m**	2003 £m	Growth at constant FX
Sales			
– Continuing activities	**550**	446	20%
– Discontinued activities	**33**	37	n/a
– Total reported	**583**	483	18%
Operating profit			
– Continuing activities	**108.8**	86.6	24%
– Discontinued activities	**1.6**	(1.7)	n/a
– Closure costs	**(7.8)**	–	n/a
– Total reported	**102.6**	84.9	19%
Operating margin	**19.8%**	19.4%	

Operational review continued



22
70
90
117
141
00
01
02
03
04

Burberry operating profit
£ million

Burberry

In the year to March 2004, Burberry delivered strong results and continued its strategic progress. Management successfully strengthened the product line, refined and expanded distribution and continued to develop targeted regions.

Burberry's product design, development and merchandising teams produced exciting achievements during the year. For example, candy check, a pink adaptation of Burberry's iconic pattern, was successfully offered across a range of handbags and other accessories.

Burberry saw growth across all distribution channels. Retail selling space increased by 12% during the year, with nine new stores, including one in Milan. In wholesale, Burberry continued to concentrate on key accounts, add doors selectively in developed markets and utilise the channel as a primary means to address emerging markets, such as China. In licensing, Burberry Brit for women was the year's highlight, bringing important perception and awareness benefits to the Burberry brand.

By region, Burberry extended its global reach. At constant exchange rates, Burberry achieved solid growth across the US (up 26%), Europe (up 10%) and Asia (up 17%). Sales growth resumed in Spain, reflecting the successful repositioning efforts in that market. In Japan, Burberry continued its long-term brand enhancement activities by assuming the role of managing and monitoring the non-apparel licensees in this market.

In line with the ongoing execution of its core growth strategies, Burberry's plans for 2005 include an approximate 8% increase in net retail selling space; high single-digit percentage wholesale sales growth, as indicated by orders received to date for the Autumn/Winter 2004 season; and more moderate licensing revenue growth relative to 2004.

Burberry delivered strong financial results. Reported sales grew by 14%, with growth of 13% in retail, 14% in wholesale and 15% in licensing. The operating margin expanded from 19.7% to 20.9%, driven by strong gross margin gains.

Burberry

12 months to 31 March	**2004 £m**	2003 £m	Growth at constant FX
Sales	**676**	594	16%
Operating profit	**141.2**	116.7	24%
Operating margin	**20.9%**	19.7%	
Operating cash flow	**155**	108	
At 31 March			
Number of retail locations	**145**	132	–
Total selling space (000s sq ft)	**410**	360	12%

Other businesses

South African Retailing

Our South African Retailing business trades as The Lewis Group, which is a leading retailer in Southern Africa, selling furniture, household and electrical goods mainly on credit, together with associated financial products. It is the largest single brand by number of stores. The Lewis Group provides consumers with distinctive convenience, choice and credit on affordable terms, resulting in significant customer loyalty. It also has a strong focus on constantly improving operational efficiency.

The Lewis Group performed strongly in 2004, with sales in rand up 13% and operating profit up 11%. Sales growth accelerated from 6% in the first half to 21% in the second half. Gross margin was unchanged and operating margin remained above 27%, slightly impacted by lower legislated service charge income. Lifestyle Living, a furniture retailer with 18 stores in the Cape area focused on higher income market segments, was acquired in October 2003. It contributed about 2% to sales growth in the full year.

Strong consumer demand in South Africa and a reduction in overcapacity in the furniture retailing industry contributed to this performance, with lower inflation, declining interest rates and a strengthening rand enabling lower prices, especially in electrical products.

The Lewis Group also made further progress with its own growth initiatives. These include the development of exclusive furniture and electrical products, enhanced training methods and innovative marketing and store promotions. Fifteen new stores are planned for 2005.

The partial IPO of The Lewis Group is planned for calendar 2004, subject to market conditions. This transaction will enable GUS to realise some value, while enhancing the development opportunities for Lewis.

The rand strengthened from an average rate of £1=R14.89 in 2003 to an average of R12.05 in 2004. This increased reported sales by £31m and operating profit by £8.3m in the year.

Central Activities

As previously announced, the results of the Finance Division and gusco.com have been included from 1 April 2003 in central costs as they are so small. Both were closed during the year, with any remaining assets sold to third parties.

Central Activities

12 months to 31 March	Operating profit/(loss) 2004 £m	2003 £m
Central costs	**(19.9)**	(19.3)
Finance division	–	6.6
gusco.com	–	(2.7)
Total	**(19.9)**	(15.4)

South African Retailing

12 months to 31 March	2004 £m	2003 £m	Growth at constant FX
Sales	**160**	114	13%
Operating profit	**43.5**	31.8	11%
Operating margin	**27.2%**	27.8%	
At 31 March			
Number of stores			
– Lewis	**400**	398	
– Best Electric	**47**	45	
– Lifestyle Living	**18**	–	

Financial review



5,658
6,041
6,457
7,108
7,548
00
01
02
03
04

Group sales
£ million



448
487
552
642
827
00
01
02
03
04

Profit before amortisation of goodwill, exceptional items and tax
£ million



272
481
478
636
336
00
01
02
03
04

Free cash flow
£ million

Sales

Group sales grew by 6% from £7,108m (restated for FRS 5, Application Note G, as explained in Accounting Policies and Standards below) to £7,548m. The incremental sales from owning Homebase for a full year (+£1,237m) has almost offset the sales lost following the disposal of the home shopping and Reality businesses (-£1,404m). At constant exchange rates, sales from continuing operations were 34% higher than last year.

Profit

Group profit before amortisation of goodwill, exceptional items and taxation increased by 29% to £827m. Return on sales before exceptional items and goodwill amortisation rose from 9.0% to 11.0%. The improvement reflects a focus on our core businesses where profitability has risen. The goodwill charge increased to £193m from £143m, largely as a result of a full year's charge on the acquisitions made last year.

Taxation

The Group's effective rate of tax, before amortisation of goodwill, the profit on the disposal of shares in Burberry and loss on sale of businesses (including the property joint venture), has increased from 22.7% to 23.4%. This continues to be lower than the UK standard corporate tax rate, mainly because of efficient structures for the Group's overseas activities.

Shareholder return and dividends

Basic earnings per share before goodwill amortisation and exceptional items were 60.7p in the year to 31 March 2004 compared to 47.8p last year. The Board has proposed a final dividend of 19.0p per share, a rise of 2.6p or 16% on last year. The dividend for the year as a whole of 27.0p is covered 2.25 times from earnings before goodwill amortisation and exceptional items.

Shareholders' funds

Shareholders' funds amount to £2,847m, a rise of £304m in the year. This is equivalent to 281p per share compared with 253p last year.

Share price and total shareholder return

The share price of GUS ranged from a low of 490p to a high of 791p during the financial year. On 31 March 2004, the mid market price was 749p, giving a market capitalisation of £7.5bn at that date.

Total shareholder return (the increase in the value of a share including reinvested dividends) has been 130% over the four years to 31 March 2004. This compares favourably with the total shareholder return for the average FTSE 100 company which was minus 23% over the same period.

Cash flow and net debt

The Group's free cash flow before acquisitions and divestments, dividends and special pension contributions was £336m, compared with £636m in 2003. The latter included an inflow of £187m from the reduction in working capital in the Group's vehicle finance business, the remainder of which was sold in December 2003. Capital expenditure in 2004 was £306m, £23m lower than last year, with an increase to about £400m planned for 2005. Capital expenditure was equivalent to 111% of the depreciation charge in 2004.

The sales of the home shopping businesses, of the stake in the property joint venture and of the further 11.5% holding in Burberry realised £820m in cash, plus about £140m of deferred consideration. After acquisitions and the payment of dividends, special pension contributions of £100m and foreign exchange movements, net debt at 31 March 2004 was reduced to £1,200m, down by £886m from 31 March 2003.

Group cash flow

12 months to 31 March	**2004 £m**	2003 £m
Operating profit	**880**	700
Amortisation of own shares	**15**	13
Depreciation	**276**	232
Capital expenditure	**(306)**	(329)
Change in working capital	**(305)**	172
Operating cash flow	**560**	788
Interest	**(48)**	(11)
Corporation tax	**(176)**	(141)
Free cash flow	**336**	636
Acquisitions and divestments	**715**	(1,035)
Dividends	**(244)**	(220)
Special pension contribution	**(100)**	(20)
Net cash flow	**707**	(639)
Securitisation repayments	**-**	(201)
Foreign exchange movements	**179**	38
Movement in net debt	**886**	(802)


264
268
322
329
309
00
01
02
03
04

Capital expenditure
£ million


1,054
1,130
1,284
2086
1,200
00
01
02
03
04

Net debt
£ million


63%
22%
15%

Operating profit by currency
Year ended March 2004

- Sterling
- US Dollar
- Other

Liquidity and funding

The maturity, currency and interest rate profile of the Group's borrowings are shown in Note 32 to the financial statements. The maturity profile is spread widely over the next nine years, to avoid excessive concentration of re-financing needs.

In December 2003 the Group signed a new £900m, five-year committed revolving credit facility for the purpose of re-financing existing debt and borrowing facilities due to mature in 2004. At 31 March 2004 undrawn committed facilities totalled £900m.

Treasury and risk management

The Group's Treasury function seeks to reduce or eliminate exposure to foreign exchange, interest rate and other financial risks, to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. It does not operate as a profit centre and transacts only in relation to underlying business requirements. It operates policies and procedures which are periodically reviewed and approved by the Board and is subject to regular Group Internal Audit reviews.

Interest rate risk management

The Group's interest rate exposure is managed by the use of fixed and floating rate borrowings and by the use of interest rate swaps to adjust the balance of fixed and floating rate liabilities. The Group also mixes the duration of its borrowings to smooth the impact of interest rate fluctuations.

At £54m, interest costs were £4m lower than last year. This principally reflects the reduced interest costs arising from the proceeds of selling the home shopping businesses (£21m), the Group's share of its property joint venture (£10m) and a further 11.5% of the Group's stake in Burberry (£3m). These were largely offset by the full year impact of the interest costs of acquiring Homebase (£31m).

Currency risk management

The Group's reported profit can be significantly affected by currency movements. Approximately 37% of the Group's operating profit generated in the year to 31 March 2004 was earned in currencies other than sterling. In order to reduce the impact of currency fluctuations on the value of investments in overseas countries, the Group has for some years had a policy of borrowing in US dollars and euros, as well as in sterling, and of entering into forward foreign exchange contracts in these two currencies. During the year to 31 March 2004 the Group continued to enter into forward foreign exchange contracts to sell the US dollar, the euro and the South African rand, in order to hedge a proportion of the value of its investment in its overseas businesses. Additionally, the Group has a policy of hedging foreign currency denominated transactions by entering into forward exchange sale and purchase contracts.

Credit risk

The Group's exposure to credit risk is managed by dealing only with banks and financial institutions with strong credit ratings, within limits set for each organisation. Dealing activity is closely controlled and counter-party positions are monitored daily.

Acquisitions

There were no major acquisitions during the year. Smaller acquisitions included Experian's purchases of affiliate credit bureaux in the United States and the acquisition in October 2003 of Transamerica Finance Corporation's real estate tax service and flood hazard certification business by First American Real Estate Solutions LLC (FARES). FARES is a 20% owned associate in the United States and the Group contributed $75m towards the $375m purchase price.

Disposals

In May 2003, the Group disposed of its home shopping businesses in the UK, Ireland and Sweden, together with Reality, its logistics and customer care business in the UK.

The businesses were sold for about £590m to March UK Limited, a company ultimately controlled by Sir David Barclay and Sir Frederick Barclay. The initial consideration for the businesses was approximately £450m. Additionally, there is an unconditional consideration of about £140m payable in May 2006. This is in the form of a convertible loan note from the purchaser, with interest payable at sterling LIBOR plus 0.5% per annum.

The businesses sold generated sales of £1,673m and operating profit of £35m in the year to 31 March 2003. The transaction has had no material impact on earnings per share before amortisation of goodwill and exceptional items. The net book value of assets at the date of completion was approximately £800m. A provision of £210m was taken in the year to March 2003, with a further charge of £43m made this year. The completion statements in respect of the sold home shopping and Reality businesses are still subject to agreement and have been referred to a third party expert for determination. The Group has assumed a neutral trading position for the period from 1 April 2003 to the date of disposal on 27 May 2003 and, once these completion statements are agreed, any profit or loss will be recorded as an exceptional item.

Following the disposal, Argos Retail Group now comprises four activities: Argos; Homebase; Wehkamp, its market-leading home shopping company in the Netherlands; and ARG Financial Services.

In November 2003, the Group sold a further stake of 11.5% in Burberry taking the Group's holding down to 66%. The proceeds, net of expenses, amounted to £204m.

Also in November 2003 the Group sold its 50% equity stake in its property joint venture to The British Land Company PLC, its joint venture partner, for £120m. In addition, GUS received £43m for the repayment of loans it had made to the joint venture. The disposal resulted in a small exceptional loss of £5m.

In January 2004 Experian sold its US Outsourcing activities to a management group for £16m with £12m received in cash and the balance in loan notes. This disposal has resulted in a loss of £10m against book value and, in addition, £24m of goodwill previously written-off to reserves has been charged to the disposal.

Exceptional items

The only costs treated as exceptional items are those associated with the sale of businesses. All other restructuring costs have been charged against operating profit in the divisions in which they were incurred.

An exceptional profit of £58m was generated during the year. The major exceptional items were the £159m profit on the sale of further shares in Burberry and a £43m charge (of which £11m related to goodwill previously written-off to reserves) for the loss on the disposal of the Group's home shopping and Reality businesses. The loss on sale of businesses relates mainly to the disposal by Experian North America of its Outsourcing activities and it includes a charge of $40m (£24m) in respect of goodwill previously written-off to reserves. The balance of the loss relates to a provision for the settlement of the pension liabilities of the 1,400 employees transferred with the business.

Exceptional items

12 months to 31 March	**2004 £m**	2003 £m
Continuing operations		
Disposal of shares in Burberry	**159**	139
Restructuring costs incurred by Argos Retail Group following the disposal of the home shopping and Reality businesses	**(7)**	-
Loss on sale of businesses	**(53)**	-
	99	139
Discontinued operations		
Provision for loss on disposal of home shopping and Reality businesses	**(36)**	(210)
Disposal of interest in BL Universal PLC	**(5)**	-
Goodwill impairment	-	(19)
	(41)	(229)
Exceptional profit/(charge)	**58**	(90)


58%
23%
16%
69%
-13%
130%
-23%
1 year
2 year
3 year
4 year

Total shareholder return (TSR) relative to FTSE 100
to 31 March 2004

□ GUS
□ FTSE 100

Minority interests

Profit attributable to equity minority interests in 2004 of £27m relates mainly to the share of profit attributable to the minority shareholders of Burberry.

Minority interests on the balance sheet mainly represent the minority share of the net assets of Burberry.

Pensions

The Group has continued to account for pension costs under SSAP 24. In accordance with the FRS 17 transitional arrangements, certain disclosures are included in Note 35 to the financial statements. There is no effect on the primary financial statements.

The Group's two UK Defined Benefit pension schemes had modest deficits at 31 March 2003. To improve the funding of these schemes, the Group made voluntary special contributions totalling £100m in March 2004. The contributions will marginally increase earnings in the current financial year and beyond.

The FRS 17 disclosures show a net deficit for all retirement benefit schemes of £131m net of tax relief at 31 March 2004. The deficit is equal to less than 2% of the Group's market capitalisation and can prudently be resolved over a period of time.

Accounting policies and standards

The principal accounting policies used by the Group are shown on pages 59 to 61. The Group has adopted Application Note G of Financial Reporting Standard 5 'Revenue Recognition' for the first time in these financial statements which has had no material effect on reported sales and no effect on reported profits. In accordance with the Application Note, Argos Retail Group sales are now recorded net of discounts whereas previously such discounts were shown as a cost within cost of sales. The effect is to reduce sales and cost of sales by £82m in year to 31 March 2004. Comparative figures have been restated and Group sales in the year to 31 March 2003 has been restated from £7,146m to £7,108m. There is no effect on profit before taxation. There have been no other changes to accounting policies as there were no other new Financial Reporting Standards adopted in this financial year.

Share buyback

In November 2003, following the disposal of the home shopping and Reality businesses, the 50% share in the property joint venture and a further 11.5% stake in Burberry, the Board of GUS announced that it was to review the possibility of returning surplus funds to shareholders, while at the same time ensuring that the interests of bondholders and lenders were protected by maintaining a strong balance sheet.

The review has taken account of:

- the significant growth opportunities open to the Group, and the consequent scope for investment, particularly in ARG Financial Services, ARG infrastructure and infill acquisitions for Experian;
- the £100m voluntary special contributions made to the Group's pension schemes; and
- discussions held with the credit rating agencies.

Following the completion of this review, the Board has decided to initiate a share buyback programme over the next twelve months, aimed at purchasing approximately £200m of GUS shares. This repurchase programme will, of course, be on top of GUS' dividends to shareholders of £271m in 2004. The scope for further buybacks will be reviewed regularly.

International Financial Reporting Standards

It will become mandatory for the consolidated financial statements of all European Union listed companies to be reported in accordance with International Financial Reporting Standards (IFRS) for periods commencing on or after 1 January 2005.

The areas of greatest impact for GUS plc have been identified and work is under way to ensure the required compliance with IFRS for the year ending 31 March 2006. An impact assessment has identified that changes in accounting treatment for goodwill, other intangibles, property, share-based payments, pensions, deferred tax and financial instruments may have the greatest impact for the Group. The presentation of the financial statements will also be affected.

David Tyler

David Tyler
Group Finance Director

Board of directors

Secretary
David Morris FCA

Auditors
PricewaterhouseCoopers LLP

Stockbrokers
Cazenove
Merrill Lynch

Solicitors
Linklaters
Berwin Leighton Paisner



Sir Victor Blank (61)
Chairman

Sir Victor Blank was educated at Stockport Grammar School and St Catherine's College, Oxford. He qualified as a solicitor with the law firm Clifford-Turner (now Clifford Chance), becoming a partner in 1969. In 1981, he moved into investment banking with Charterhouse, becoming Chairman and Chief Executive in 1985. He was a director of The Royal Bank of Scotland Group plc from 1985 to 1993. He joined the Board of GUS in 1993.

Sir Victor retired from investment banking in 1997, having become Deputy Chairman of GUS the previous year. He became Chairman of GUS in 2000 and is also Chairman of Trinity Mirror plc.

Sir Victor is a member of the Financial Reporting Council and Chairman of the Industrial Development Advisory Board. He is a member of the Council of Oxford University. He chairs two charities, WellBeing and UJS Hillel, as well as the Council of University College School.

Sir Victor is an Honorary Fellow of the Royal College of Obstetricians and Gynaecologists, an Honorary Fellow of St Catherine's College, Oxford, a Fellow of the Royal Society of Arts and Companion of the Institute of Management.



John Peace (55)
Group Chief Executive

John Peace joined the Board of GUS in 1997, becoming Group Chief Executive in January 2000. In June 2002, he was appointed Chairman of Burberry Group plc, in advance of its partial flotation by GUS in July 2002.

John Peace joined GUS in 1970 and held several senior IT management positions before co-founding CCN in 1980. This was the company formed by GUS to market information services to retailers and other lending organisations. In 1991, he was appointed Chief Executive of CCN, which was by then one of Europe's largest information services companies.

During the mid-nineties, CCN was combined with a number of other US and European businesses to form a global information services organisation called Experian, with John Peace as its Chief Executive worldwide.

John Peace is Chairman of the Board of Governors of Nottingham Trent University, a member of the Board of Companions of the Chartered Management Institute and a Fellow of the Royal Society of Arts.



David Tyler (51)
Group Finance Director

David Tyler graduated from Cambridge University, where he read Economics, in 1974.

He spent the first 11 years of his career working for Unilever in a variety of financial, commercial and strategic jobs. In 1986 he joined County NatWest where he worked in senior financial control roles. He then worked for Christie's International from 1989 to 1996 as Finance Director and as President of Christie's America.

David Tyler has been Group Finance Director of GUS since February 1997. Aside from his financial role, he also has responsibility for the development of Group strategy. Since June 2002, he has been a non-executive director of Burberry Group plc, and is a non-executive director of The Lewis Group (GUS' South African retailing business).

He is a Fellow of the Chartered Institute of Management Accountants and a Member of the Association of Corporate Treasurers.



Lord Harris of Peckham (61)
Non-Executive Director

Lord Harris was educated at Streatham Grammar School and in 1957, at the age of 15, took over the running of the family business. This consisted of three carpet shops, which by 1977 he had increased to 93. Later that year he acquired Queensway Discount Warehouse and in 1978 successfully floated the Harris Queensway Group. In 1988, Harris Queensway was taken over by the Lowndes Consortium and Lord Harris went on to set up Carpetright, which was floated in 1993. Lord Harris is Chairman and Chief Executive of Carpetright plc, which now has over 440 stores.

Lord Harris was appointed to the Board of GUS in 1986. He is also Chairman of Harris Ventures Ltd and the prostate cancer 'Investing In Life' campaign.

Lord Harris is a major sponsor of the Harris City Technology College in Croydon, Bacon's College, Southwark and Kemnal Technology College, Sidcup. He is also in the process of funding two City Academies, one in Peckham and another in Croydon, together with a Community Centre in Peckham. He is a benefactor of two colleges at Oxford, Oriel and Harris Manchester, and Lucy Cavendish College, Cambridge.



Andy Hornby (37)
Non-Executive Director

Andy graduated from Oxford University, with an MA in English, before joining the Boston Consulting Group where he spent three years working principally on media and retail projects. From there he went to Harvard Business School and obtained an MBA. On his return, Andy joined Blue Circle, where from 1993 to 1995 he was Business Development Director of Blue Circle Home Products. He moved from there to ASDA where he held a number of senior general management roles culminating in him becoming Managing Director of George, ASDA's clothing business.

In November 1999, Andy joined the board of Halifax as Chief Executive, Halifax Retail. Following the merger of Bank of Scotland and Halifax in September 2001, he became Chief Executive of the Retail Division of HBOS plc, a position he currently holds.

Andy joined the Board of GUS in January 2004.



Frank Newman (62)
(USA)
Non-Executive Director

Frank Newman is Chief Executive of The Broad Center, a non-profit organisation focused on improving the management of public school systems. He is Chairman Emeritus of Bankers Trust Corporation, having served as its Chairman and Chief Executive Officer from 1995 to 1999. He also serves as an adviser to private equity investment firms and financial institutions. Frank Newman joined the Board of GUS in 2001.

Before joining Bankers Trust, Frank Newman was the Deputy Secretary of the United States Treasury Department. He served in the Treasury Department from early 1993 until late 1995. As Deputy Secretary, Mr. Newman was the number two official and Chief Operating Officer of the department.

Previously, Mr. Newman spent six years with BankAmerica Corporation, where he was Chief Financial Officer and Vice-Chairman of the Board. Prior to joining BankAmerica in 1986, he was Executive Vice President and Chief Financial Officer of Wells Fargo Bank.

Mr. Newman is a director of Dow Jones & Company and Korea First Bank. He is a member of the advisory board of Renault and Nissan. He is also a board member of three public-purpose organisations: the Carnegie Hall Society, Cornell University Weill Medical College, and MDRC (public policy research).

Registered Office
One Stanhope Gate
London W1K 1AF
Company No. 146575

Registrars and Transfer Office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Corporate Governance Committee
Sir Victor Blank (Chairman)
John Peace
Sir Alan Rudge
David Morris

Audit Committee
Oliver Stocken (Chairman)
Andy Hornby
Frank Newman
Lady Patten
Sir Alan Rudge

Remuneration Committee
Lady Patten (Chairman)
Andy Hornby
Frank Newman
Sir Alan Rudge
Oliver Stocken

Nomination Committee
Sir Victor Blank (Chairman)
John Peace
Lord Harris
Andy Hornby
Frank Newman
Lady Patten
Sir Alan Rudge
Oliver Stocken



Terry Duddy (48)
Chief Executive,
Argos Retail Group

Terry Duddy began his career at Letraset in 1978, initially in personnel management and later in product management. He joined the Dixons Stores Group in 1984, where he held various commercial positions, including Sales Director of Currys, Product Marketing Director of the Dixons Stores Group and, latterly, Managing Director of PC World.

Terry Duddy joined GUS in August 1998 as Chief Executive of the newly acquired Argos, becoming a director of GUS later that year. In 2000 he was appointed Chief Executive of the Argos Retail Group.



Craig Smith (53)
(USA)
Chairman, Experian

Craig Smith studied business management at Towson University in Baltimore, Maryland before joining Maryland National Bank in 1973. Here he gained experience in all areas of retail lending and bank operations, becoming Vice President.

In 1982, Craig Smith was one of five founding executives of MBNA America Bank and spent 12 years with that organisation. He went on to become Chairman and founder of Hamilton Partners, a management consultancy specialising in advising financial services organisations.

Craig Smith joined Experian in June 2000 as Chief Executive Officer for Experian North America. In March 2003, he joined the Board of GUS and was appointed Chairman of Experian worldwide.

Craig Smith is involved with a number of local charitable organisations and directs Experian's worldwide corporate social responsibility programme.



Alan Smart (59)
(South Africa)
Chief Executive,
South African Retailing

Alan Smart was educated at the University of Cape Town. He joined Lewis in 1969, after serving articles of clerkship with a chartered accounting practice. He held several financial control positions before being appointed Credit Director of Lewis in 1980.

In 1984 Alan Smart was promoted to Joint Managing Director, with responsibility for credit and store operations. In 1991 he became Chief Executive of The Lewis Group, a position he currently holds. He joined the Board of GUS in 1996.

Alan Smart is a former national council member of the Furniture Traders Association of South Africa.



Lady Patten of Wincanton (50)
Non-Executive Director

Louise Patten joined the Board of GUS in 1997 and chairs the Remuneration Committee. She is also Chairman of Brixton plc and a non-executive director of Bradford & Bingley plc and Somerfield plc, as well as Senior Adviser to Bain & Co.

Louise graduated from Oxford University in 1977 and went from there to Citibank. She remained in banking until 1985, when she moved into management consultancy. In 1993, Louise joined Bain & Co, the global strategy consultancy, as a partner.

Louise has considerable experience as a non-executive director. She was a director of Harveys Furnishings plc from 1993–2000 and of the Catholic Building Society from 1993–1997. Louise is senior non-executive director and remuneration committee chairman of Somerfield plc, whose board she joined in 1998, and was its interim Chairman from 1999–2000. In 2001, she joined the Board of Brixton plc as a non-executive director, taking over the chairmanship of Brixton in May 2003. In December 2003, Louise was appointed a non-executive director of Bradford & Bingley plc.



Sir Alan Rudge (66)
Non-Executive Director

Sir Alan Rudge was Deputy Chief Executive of BT until November 1997 and Chairman of WS Atkins until March 2001. He joined the Board of GUS in 1997 and also serves as a non-executive director on the Board of SESA AG. He is currently President of CELTEL International BV, Chairman of ERA Foundation Ltd and Pro Chancellor of Surrey University. Sir Alan is the senior independent director of GUS.

Sir Alan has a PhD in Electrical Engineering and is a Fellow of the Royal Society and the Royal Academy of Engineering. He is a past President of the Institution of Electrical Engineers and past Chairman of the Engineering and Physical Sciences Research Council.



Oliver Stocken (62)
Non-Executive Director

After qualifying with Arthur Andersen, Oliver Stocken became a director of NM Rothschild & Sons and subsequently Managing Director of Barclays Australia and of Barclays Merchant Bank in London.

At the inception of BZW Holdings in 1986 he was a member of the Board, becoming Chief Operating Officer in 1990 and later Finance Director. In May 1993 he became Group Finance Director, Barclays PLC, finishing this role in September 1999.

Oliver Stocken was appointed to the Board of GUS in April 2000 and chairs the Audit Committee. He is Deputy Chairman of 3i plc and a non-executive director of The Rank Group plc, Pilkington plc, Novar plc, Searchspace Group Limited, Rutland Trust plc and Stanhope plc.

Oliver Stocken is also a Trustee of the Natural History Museum; Council Member and Treasurer of the Royal College of Art; Chairman of Finance and Member of the Committee of the MCC, and Trustee of the Henley River & Rowing Museum.

Directors' report

The directors present their Annual Report together with the audited financial statements for the year ended 31 March 2004.

Principal activities and business review

GUS is a retail and business services group. Its activities comprise general merchandise retailing through Argos Retail Group; business information and customer relationship management services globally through Experian; and luxury goods through its majority shareholding in Burberry. GUS also owns a retailing business in South Africa. The review of the results for the year and an indication of future developments appear on pages 2 to 29.

Profit and dividends

The profit for the financial year amounts to £473m (2003: £251m). An interim dividend of 8.0p was paid to the Ordinary shareholders of the Company on 6 February 2004 and, on 24 May 2004, the directors recommended the payment, on 6 August 2004, of a final dividend of 19.0p, giving a total dividend for the year of 27.0p (2003: 23.3p). The final dividend, once approved, will be paid to those persons on the Register of Members at the close of business on 9 July 2004.

Directors

The names and biographical details of the directors holding office at the date of this report are shown on pages 30 and 31. Particulars of directors' emoluments, service contracts and their interests in the shares of the Company and its subsidiaries are shown in the Report on directors' remuneration and related matters on pages 41 to 50. Lord Harris acquired a further 2,522 shares on 4 May 2004. With this exception, there were no changes in the directors' interests in shares between the end of the financial year and 25 May 2004.

Andy Hornby was appointed a director on 21 January 2004. As the appointment was made after the date of the last Annual General Meeting, he will retire in accordance with the Company's Articles of Association and a resolution proposing his re-election will be proposed at this year's Annual General Meeting.

The directors retiring by rotation at this year's Annual General Meeting are Sir Victor Blank, Sir Alan Rudge, Alan Smart and David Tyler who, being eligible, offer themselves for re-election.

Lord Harris will retire from the Board at the conclusion of this year's Annual General Meeting and, accordingly, he will not be offering himself for re-election.

During the year, the Company maintained liability insurance for its directors and officers.

Corporate governance

The Company's Statement on Corporate Governance is set out on pages 34 to 39.

Acquisitions and disposals

As disclosed in last year's Annual Report, on 27 May 2003 the Group announced the disposal of its home shopping businesses in the UK, Ireland and Sweden together with Reality, its logistics and customer care business in the UK. Although the contract for the disposal was unconditional, it can be reported that regulatory clearances have now been given. The businesses were sold for about £590m, of which approximately £140m is due to be received in 2006.

On 2 October 2003, it was announced that First American Real Estate Solutions LLC, Experian's 20 per cent owned associate in the United States, had acquired Transamerica Finance Corporation's real estate tax service and flood hazard certification businesses. The net purchase price was $375m in cash of which GUS' contribution amounted to $75m. The balance of the consideration came from The First American Corporation which owns the remaining 80 per cent of the associate company.

In addition, Experian made several acquisitions, including CheetahMail, a specialist e-mail marketing company, and continued the programme of acquiring its 38 affiliate bureaux in North America.

On 17 November 2003, GUS announced the sale of its 50 per cent equity stake in its property joint venture to The British Land Company PLC, its joint venture partner, for £120m. In addition, GUS received £43m from the repayment of loans it had made to the joint venture.

As reported last year, the partial flotation of Burberry was successfully completed on 12 July 2002 through an Initial Public Offering which saw approximately 23 per cent of Burberry shares pass to external investors. On 19 November 2003, GUS sold a further 57.5 million shares at a price of £3.60 per share. These transactions, which reduced GUS' holding in the issued share capital of Burberry to approximately 66 per cent, generated net proceeds of £204m.

Substantial shareholdings

As at 25 May 2004, the Company had been notified of the following interests in the nominal value of its issued share capital:

	Nominal Value of Issued Share Capital £	Percentage of Nominal Value of Issued Capital
Legal & General Investment Management Limited	10,086,667	4.0
Barclays plc	9,051,115	3.6
Aviva plc	7,655,769	3.0

Save for the above, no person at that date has reported any material interest of 3 per cent or more or any non-material interest equal to or more than 10 per cent of the nominal value of the issued share capital of the Company.

Purchase of own shares

At last year's Annual General Meeting, authority was given for the Company to purchase, in the market, up to 100 million of its shares, representing approximately 9.9 per cent of its issued Ordinary share capital.

The authority to make market purchases expires at this year's Annual General Meeting when shareholders will be asked again to give a similar authority. Details are contained in the accompanying Circular to Shareholders.

As indicated in the Financial review on page 26, the Board has decided to initiate a share buyback programme over the next twelve months aimed at purchasing approximately £200m of GUS shares.

Interests in own shares

Details of the Company's interests in its own shares are set out in note 16(b) to the financial statements on page 70.

Annual General Meeting

The eighty-sixth Annual General Meeting of the Company will be held at the Marriott Grosvenor Square, Grosvenor Square, London W1A 4AW at 11.30am on Wednesday, 21 July 2004. The Notice of Meeting is included in a separate Circular to Shareholders which accompanies this Annual Report. It is also available on the Company's website: www.gusplc.com.

Corporate Social Responsibility

The Company's 2004 Corporate Social Responsibility Report is published on its website, with a briefer report, in hard copy form, available on request from the Company Secretary. In addition, there is a section on Corporate Social Responsibility on pages 51 and 52.

Donations

The Group's support for charitable causes is channelled through the work of the GUS Charitable Trust. The Trust's income from the Company in respect of the year ended 31 March 2004 was £1,240,000.

In addition, charitable donations made by Burberry during the year under review amounted to £198,000.

The Group made no political donations and incurred no items of political expenditure.

Employment policies

The GUS Group consistently endorses practices that demonstrate its commitment to a diverse employment base but which allows each of its businesses to adopt employment processes that reflect the needs of their own business sector. The Group is committed to ensuring that career opportunities are offered without discrimination and that:

- All employees receive fair and equal treatment irrespective of gender, ethnic origin, age, nationality, marital status, religion, sexuality or disability;
- The working environment is conducive to providing a safe and encouraging arena for all employees to develop at their own pace, to be treated with respect and to be free from sexual harassment and intimidation;
- Disabled persons, whether registered or not, have equal opportunities when applying for vacancies, with due regard to their aptitudes and abilities. In addition to complying with legislative requirements, procedures ensure that disabled employees are fairly treated and that their training and career development needs are carefully managed. For those employees becoming disabled during the course of their employment, the Group is supportive, whether through retraining or redeployment, so as to provide an opportunity for them to remain with the Group; and
- The assessment of training needs and the provision of appropriate training is delivered to its employees.

Health and safety

Group companies actively work to identify and minimise all risks. They ensure that all reasonable precautions are taken to provide and maintain working conditions for employees and visitors alike, which are safe, healthy and in compliance with statutory requirements and appropriate codes of practice.

In addition, to ensure that these objectives are met, the Group's trading divisions employ health and safety advisers and occupational health staff on all major sites and ensure that up-to-date policies and statements of intent are regularly circulated to all employees and visitors as appropriate.

Employee involvement

Group companies are intent on motivating and keeping their staff informed on matters that concern them in the context of their employment and involve them through local consultative procedures. In those Group companies where there are recognition agreements with trade unions the consultation process is established through national and local trade union representatives and through joint consultation committees.

Information on matters of concern to employees is also disseminated through conferences, meetings, publications and electronic media.

Creditor payment

For all trade creditors, it is Group policy to:

- Agree and confirm the terms of employment at the commencement of business with that supplier;
- Pay in accordance with contractual and other legal obligations; and
- Continually review the payment procedures and liaise with suppliers as a means of eliminating difficulties and maintaining a good working relationship.

Trade creditors of the Group at 31 March 2004 were 28 days (2003: 29 days) based on the ratio of Group trade creditors at the end of the year to the amounts invoiced during the year by trade creditors. The Company has no trade creditors.

Auditors

A resolution to re-appoint PricewaterhouseCoopers LLP as auditors of the Company will be proposed at the Annual General Meeting.

By Order of the Board

David Morris
Secretary
25 May 2004

Registered Office:
One Stanhope Gate
London
W1K 1AF

Corporate governance

Combined Code

On 23 July 2003, the Financial Reporting Council agreed the final text of a Revised Combined Code on Corporate Governance ('the Code'). This supersedes and replaces the Combined Code issued following the report of the Hampel Committee on Corporate Governance in July 1998. It derives from a review of the role and effectiveness of non-executive directors by Sir Derek Higgs and a review of audit committees by a group led by Sir Robert Smith.

Although the new Code will apply for reporting years beginning on or after 1 November 2003, the Board of GUS has already carried out a full review of its requirements and it now reports to shareholders on the progress made in complying with its provisions.

It should first be explained that the Code now contains main principles, supporting principles and provisions. The existing Listing Rules require listed companies to make a disclosure statement in two parts in relation to the Combined Code. In the first part of the statement, the Company has to report on how it applies the principles in the Combined Code. As the Revised Code adds supporting principles, this statement now needs to cover both main and supporting principles. In the second part of the statement, the Company has either to confirm that it complies with the Code's provisions or, where it does not, to provide an explanation. It is then for shareholders and others to evaluate the Company's statement and any explanations.

The Board of GUS supports the principles of Corporate Governance advocated by the Code and, as reported last year, it has established a Corporate Governance Committee, with written terms of reference covering the authority delegated by the Board. These include keeping under review all legislative, regulatory and corporate governance developments that might affect the Company's operations and making recommendations to the Board in relation thereto, striving to ensure that the Company is at the forefront of best practice.

The members of the Corporate Governance Committee are Sir Victor Blank, John Peace, Sir Alan Rudge and David Morris, the Company Secretary. The Committee met on three occasions during the year under review. The four members of the Committee attended all three meetings.

Save as reported below, the Board is able to confirm its full compliance with the Code's provisions.

The Board

The Board consists of a Chairman, a Chief Executive plus four executive directors and six non-executive directors, one of whom, Sir Alan Rudge is the senior independent director. The directors are identified on pages 30 to 31 of this report.

The six non-executive directors are determined by the Board to be independent in character and judgement and there are no relationships or circumstances which could affect, or appear to affect, a director's judgement. It should be noted, though, that the revised Code has introduced measures against which independence is to be judged and, in the light of one of these, Lord Harris would be deemed not to be independent because he has served on the Board, as a non-executive director, for more than nine years. This was previously recognised by the Company in Lord Harris standing down as a member of the Remuneration Committee and the Board deciding that, in future, he should be subject to annual re-election by shareholders. Lord Harris will be retiring from the Board at this year's Annual General Meeting.

The non-executive directors are appointed for specified terms, the details of their respective appointments being as set out in the Report on Directors' Remuneration and Related Matters on page 49.

The Chairman and the non-executive directors meet, at least annually, as a group without the executive directors present. At the conclusion of such meetings, the Chairman withdraws so that, under the leadership of the senior independent director, the non-executive directors have the opportunity to discuss any appropriate issues and, at least annually, appraise the Chairman's performance, taking account of any views expressed by executive directors. The Board is satisfied that the Chairman's other board appointments and commitments do not place constraints on his ability properly to fulfil his role as Chairman of GUS. The Chairman is also Chairman of Trinity Mirror plc and has a number of pro bono appointments (see page 30). The Chairman's principal office is in the GUS registered office at One Stanhope Gate and he is always available as needed to carry out his responsibilities to GUS.

The Board has six scheduled meetings each year and meets more frequently as required. It met on nine occasions during the year under review, including the Spring 2004 meeting which actually fell on 1 April. Six directors had 100 per cent attendance records at the six scheduled meetings. Sir Victor Blank attended five of those meetings, Craig Smith and Oliver Stocken four and Lord Harris three. In the case of Alan Smart, the CEO of the Company's South African subsidiary, Lewis Stores, decisions on whether or not he should attend are taken in the light of the demands of the business and specific issues arising on the Board agenda. Given the demands of the preparatory work needed for the Initial Public Offering of shares in Lewis Stores, it was agreed that Mr Smart's travel should be restricted and, consequently, he attended one of the six scheduled meetings. Andy Hornby, who joined the Board on 21 January 2004, attended one of the two scheduled meetings post his appointment. Mr Hornby is an executive director of HBOS and there will be a period of time needed to avoid conflicting dates in his diary.

Additional meetings are required from time to time which may or may not demand attendance by all directors, depending on the nature of the business to be discussed. Three additional meetings were required during the year under review formally to conclude matters previously considered by the Board and, accordingly, full attendance was not required. John Peace and David Tyler were present at all three meetings and Sir Victor Blank and Craig Smith at two. Terry Duddy, Andy Hornby and Alan Smart attended one such meeting.

It is inevitable that there will be occasions when circumstances arise to prevent directors from attending meetings. In such circumstances, the usual practice is for the absent director to review the Board papers with the Chairman and convey any thoughts or feelings on specific issues. It should also be noted that the time commitment expected of non-executive directors is not restricted to Board meetings. All independent non-executive directors are members of the Audit, Remuneration and Nomination Committees. Time is spent visiting the Group's businesses and attending Company conferences. In addition, they are always available for consultation on specific issues falling within their particular fields of expertise.

For regular Board meetings, the agenda usually comprises reports from the Group Chief Executive, supported by reports from the chief executive of each operating division and the Group Finance Director. The January Board meeting focuses on an annual strategy review, the March/April meeting deals with the final sign off of operating budgets for the approaching financial year, while the May and November meetings cover the approval of preliminary and interim financial statements respectively. Members of senior divisional management below Parent Board level are often invited to make presentations to the Board and participate in certain aspects of the annual strategy review. The practice is to have the agenda and supporting papers in directors' hands five clear days ahead of each meeting.

The duties of the Board and its committees are set out clearly in formal terms of reference which are reviewed regularly and state the items specifically reserved for decision by the Board. The Board establishes overall Group strategy, including new activities and withdrawal from existing activities. It approves the Group's commercial strategy and the operating budget and monitors divisional performance through the receipt of monthly reports and management accounts. The approval of acquisitions, for the most part, is a matter reserved for the Board save that it delegates to the Group Chief Executive the responsibility for such activities to a specified level of authority. Similarly, there are authority levels covering capital expenditure which can be exercised by the Group Chief Executive or by the Chairman and Group Chief Executive jointly. Beyond these levels of authority, projects are referred to the Board for approval.

Other matters reserved to the Board include:

- Treasury
- Control, audit and risk management
- Remuneration
  - the Company's framework of executive remuneration and its cost in the light of recommendations made by the Remuneration Committee
  - the remuneration of non-executive directors
- Pension Schemes
- Corporate Social Responsibility
- The appointment or removal of the Company Secretary

The Company maintains appropriate insurance cover in respect of legal action against its directors.

The division of responsibilities between the Chairman and the Group Chief Executive is clearly established, set out in writing and agreed by the Board. The Chairman and the Company Secretary work closely together in planning a forward programme of Board meetings and establishing their agendas. As part of this process, the Chairman ensures that the Board is supplied in a timely manner with information in a form and of a quality to enable it to discharge its duties. This is not restricted to papers prepared for Board meetings. Directors receive monthly management accounts irrespective of whether or not a Board meeting is programmed for that month. Arrangements are made for non-executive directors to visit the Company's subsidiaries to see their operations at first hand and have the opportunity to discuss these with local management.

There is in place a procedure under which the directors, in furtherance of their duties, are able to take professional advice, if necessary at the Company's expense. The Company Secretary is responsible for ensuring that Board procedures are followed and all directors have access to his advice and services.

The Board regularly reviews the chairmanship of its committees. In order to ensure that undue reliance is not placed on particular individuals, the Board has decided that all its independent non-executive directors should serve on its Audit and Remuneration Committees. Accordingly, it sees as impracticable the suggestion made by some that a director should not be a member of the same Board committee for more than six years.

Lord Harris has been a director since 1986 and, because of his perceived lack of independence, he does not serve on these committees. Lady Patten and Sir Alan Rudge were appointed to the Board in 1997, Oliver Stocken in 2000 and Frank Newman in 2001. Recommendations to shareholders for the re-election of non-executive directors for terms beyond six years will be made only after deliberate review by the Board.

At present, there are eleven directors on the Board, excluding the Chairman, five of whom are executive directors and six of whom are non-executive directors determined by the Board to be independent. As indicated earlier, Lord Harris will be retiring from the Board at this year's Annual General Meeting. At that point, the Board will consist of the Chairman, five executive directors and five non-executive directors, thereby satisfying the Combined Code requirement that at least half the Board, excluding the Chairman, should compromise non-executive directors determined by the Board to be independent.

The Board has established a Nomination Committee which leads the process for Board appointments and makes recommendations to the Board. The members of the Nomination Committee are Sir Victor Blank (Chairman), the six non-executive directors and John Peace. Membership of the Committee remained constant throughout the year under review save for the addition of Andy Hornby who joined the Committee on his appointment to the Board in January 2004. The Committee would be chaired by the Senior Independent Director on any matter concerning the chairmanship of the Company. The Company Secretary is the Secretary to the Committee.

The Nomination Committee has written terms of reference covering the authority delegated to it by the Board. These were reviewed and updated during the course of the year under review, more fully to reflect the principles and provisions of the revised Combined Code. These include the following duties:

- To regularly review the structure, size and composition (including the skills, knowledge and experience) required of the Board compared to its current position and make recommendations to the Board with regard to any changes.
- To give full consideration to succession planning for directors and other senior executives in the course of its work, taking into account the challenges and opportunities facing the Company and what skills are, therefore, needed on the Board in the future.
- To be responsible for identifying and nominating, for the approval of the Board, candidates to fill Board vacancies as and when they arise.
- Before making an appointment, the Committee will evaluate the balance of skills, knowledge and experience on the Board and, in the light of this evaluation, prepare a description of the role and capabilities required for a particular appointment. In identifying suitable candidates, the Committee shall:
  - use open advertising or the services of external advisers to facilitate the search
  - consider candidates from a wide range of backgrounds; and
  - consider candidates on merit and against objective criteria, taking care that appointees have enough time available to devote to the position

The foregoing describes the process used in identifying Andy Hornby as a non-executive and leading to his appointment to the Board on 21 January 2004.

The Nomination Committee's terms of reference are available on request and can be viewed on the Company's website at www.gusplc.com.

The Nomination Committee met on three occasions during the year under review. Sir Victor Blank, Lady Patten, John Peace and Sir Alan Rudge were present at all three meetings. Lord Harris, Frank Newman and Oliver Stocken were present on two occasions. Andy Hornby was unable to attend the one meeting that took place after his appointment to the Board on 21 January 2004.

The letters of appointment for non-executive directors, including the Chairman, were considered, during the course of the year under review, and have now been updated. These terms and conditions of appointment of non-executive directors are available for inspection by any person at the Company's registered office during normal business hours and at the Annual General Meeting (for 15 minutes prior to the meeting and during the meeting).

All directors receive induction on joining the Board under an approach that recognises that 'one size does not fit all'. For example, the needs of a widely experienced director from the UK will be very different to those of someone from another country joining a FTSE 100 company's Board for the first time. In the case of the latter, face to face induction programmes have been arranged through the use of a professional body but, for an experienced director an internal induction programme has been organised. The Board has also been considering how best to provide for the ongoing training and development needs of directors and will report further in due course.

The Company Secretary is responsible for advising the Board on all corporate governance matters, a responsibility he discharges in part through his membership of the Corporate Governance Committee referred to earlier.

It was explained, in last year's Annual Report, that a formal process covering Board evaluation had been introduced during the course of the current financial year. This process was carried out using the services of a third party adviser who conducted face to face interviews with each of the directors. A report was submitted by the adviser and, after initial consideration by the Nomination Committee, this was circulated to each director. The Board will refine this process further more fully to measure up to the requirements of the revised Code. As indicated elsewhere, the non-executive directors meet without the Chairman being present so that, inter alia, they may carry out an evaluation of his performance.

All directors are subject to re-election by shareholders at the first opportunity after their appointment and, thereafter, in accordance with Article 76.1 of the Company's Articles of Association. This ensures compliance with the Code by providing that all directors are required to submit themselves for re-election at least every three years.

As indicated earlier, the non-executive directors are appointed for specified terms. The non-executive director retiring by rotation this year is Sir Alan Rudge, the nominated Senior Independent Director. Sir Alan was appointed to the Board on 1 November 1997 and, accordingly, he has now completed two three year terms of office. The Board believes that Sir Alan Rudge should be re-elected for a further three year term and confirms that his performance continues to be effective and that he continues to demonstrate commitment to the role.

Remuneration

The Board has established a Remuneration Committee consisting exclusively of independent non-executive directors : Lady Patten (Chairman), Andy Hornby, Frank Newman, Sir Alan Rudge and Oliver Stocken. The application of corporate governance principles in relation to directors' remuneration is described in the Report on Directors' Remuneration and Related Matters on pages 41 to 50.

Accountability and Audit

It is a requirement of the Code that the Board should present a balanced and understandable assessment of the Company's position and prospects, a requirement that extends to interim and other price sensitive public reports and to reports to regulators as well as to information required to be presented by statutory requirements. In this context, reference should be made to the Statement of Directors' Responsibilities on page 40, which includes a statement in compliance with the Code regarding the Group's status as a going concern, and to the Report of the Auditors on page 53, which includes a statement by the auditors about their reporting responsibilities.

The Board acknowledges that it is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide reasonable, but not absolute, assurance against material mis-statement or loss. The Board has reviewed the effectiveness of the key procedures which have been established to provide internal control.

Following publication of guidance for directors on internal control (The Turnbull Guidance) the Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. These include those relating to social, environmental and ethical matters. This process was in place throughout the year under review and up to the date of approval of the Annual Report. The process is regularly reviewed by the Audit Committee, which reports its findings for consideration by the Board, and is in accordance with the Turnbull Guidance.

The key procedures, which operated throughout the year, are as follows:

- Risk assessment:
  - The Group clearly sets out its objectives as part of its medium term planning process. These objectives are then incorporated as part of the budgeting and planning cycle and are supported by the use of both financial and non-financial key performance indicators.
  - The operating divisions are required to make presentations on risk to the Audit Committee which reports regularly to the Group Board on the risks facing the businesses.
  - The detailed assessment of strategic risks is delegated to the Group Chief Executive. This review is carried out as part of the annual budgeting and the monthly reporting and re-forecasting cycles.
  - The Audit Committee has delegated responsibility for considering operational, financial and compliance risks on a regular basis and receives reports on the controls over these risks annually. This includes risks arising from social, environmental and ethical matters.
- Control environment and control activities:
  - The Group consists of a number of major trading divisions each with its own management and control structures.

- The Group has established procedures for delegated authority which ensure that decisions that are significant, either because of the value or the impact on other parts of the Group, are taken at an appropriate level.
- The Group has implemented appropriate strategies to deal with each significant risk that has been identified. These strategies include not only internal controls but other approaches such as insurance, joint ventures and specialised treasury instruments.
- The divisions operate within a framework of policies and procedures laid down in organisation and authority manuals, and personnel are required to comply with these procedures. Policies and procedures cover key issues such as authorisation levels, segregation of duties, compliance with legislation and physical and data security.

□ Information and communication:

- The Group has a comprehensive system of budgetary control including monthly performance reviews for each major business and division. These reviews are at a detailed level within the trading divisions and at a high level for the Group Board.
- On a monthly basis, the achievement of business objectives, both financial and non-financial, is assessed using a range of key performance indicators. These indicators are reviewed to ensure that they remain relevant and reliable.
- There are clear procedures throughout the Group for employees to report suspected improprieties.

□ Monitoring:

- A range of procedures is used to monitor the effective application of internal control in the Group including control self-assessment, management confirmation of compliance with standards and internal audit reviews.
- The internal audit department's responsibilities include reporting to the Audit Committee on the effectiveness of internal control systems focusing on those areas of greatest financial risk to the Group.
- Follow-up procedures ensure there is an appropriate response to changes in risks and controls.

The Board has established an Audit Committee consisting of five non-executive directors considered by the Board to be independent. They are Oliver Stocken (Chairman), Andy Hornby, Frank Newman, Lady Patten and Sir Alan Rudge. The Committee has at least one member possessing what the revised Code describes as recent and relevant experience. Oliver Stocken, a chartered accountant, was Group Finance Director of Barclays PLC between 1993 and 1999. Oliver Stocken joined the GUS Board on 1 April 2000 and was appointed a member of the Audit Committee with immediate effect. He succeeded Jonathan Charkham as Chairman of the Committee following the latter's retirement from the Board in July 2000. The other members of the Committee were so appointed on the date they were appointed to the Board. It will also been seen, from the directors' biographical details appearing on pages 30 and 31, that the other members of the Committee bring to it a wide range of experience from positions at the highest level both in the UK and the USA.

The main role and responsibilities of the Committee are set out in written terms of reference which encompass those set out in the revised Code; i.e.

□ to monitor the integrity of the financial statements of the Company and any formal announcements relating to the Company's financial performance, reviewing significant financial judgements contained therein;

□ to review the Company's internal financial controls and its internal controls and risk management systems;

□ to monitor and review the effectiveness of the Company's internal audit function;

□ to make recommendations to the Board, for it to put to shareholders for approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditor and to approve the terms of engagement of the external auditor.

□ to monitor and review the external auditors' independence and objectivity and the effectiveness of the audit process taking into consideration relevant UK professional and regulatory requirements.

□ to develop and implement policy on the engagement of the external auditor to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non audit services by the external audit firm and to report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

The Committee shall also review the arrangements by which Company employees may, in confidence, raise concerns about possible wrongdoing in financial reporting or other matters (so called "whistleblowing" procedures). The Committee shall ensure that arrangements allow proportionate and independent investigation of such matters and for appropriate follow-up action.

The terms of reference including the Committee's role and the authority delegated to it by the Board were reviewed and updated during the course of the year under review, more fully to reflect the principles and provisions of the revised Combined Code. These are available on request or can be viewed on the Company's website at www.gusplc.com. The Committee will review annually its terms of reference. It has also agreed a process under which it will review its own effectiveness and recommend any necessary changes to the Board.

The Audit Committee's responsibilities are discharged in the following manner:

□ At its meetings in May and November, the focus falls on a review of the Preliminary Announcement/Annual Report and Financial Statements and the Interim, Announcement respectively. On both occasions, the Committee receives reports from the external auditors identifying any accounting or judgemental issues requiring its attention.

□ A quarterly report from the Group Internal Auditor is presented at each of the scheduled meetings. In addition, at the March meeting, the Group Internal Auditor submits the department's audit plans for the coming year.

□ The external auditors also present their audit plans at the March meeting and, at the September meeting, there is a detailed review of the management letter covering the auditors' findings in respect of the prior financial year.

□ Group companies are, from time to time, required to make presentations to the Committee on the subject of risk, its identification, management and control.

□ As a matter of routine, the Committee is presented with information on material litigation involving Group companies.

As noted above, one of the duties of the Audit Committee is to make recommendations to the Board in relation to the appointment of the external auditors. A number of factors are taken into account by the Committee in assessing whether to recommend the auditors for re-appointment. These include:

- The quality of reports provided to the Audit Committee and the Board and the quality of advice given.
- The level of understanding demonstrated of the Group's businesses and its sectors.
- The objectivity of the auditors' views on the controls around the Group and their ability to co-ordinate a global audit working to tight deadlines.

The Committee has also agreed a procedure under which it will assess annually the effectiveness of the external audit process. This assessment will cover all aspects of the audit service provided by PricewaterhouseCoopers and will include obtaining a report on that firm's own quality control procedures.

In addition, the Audit Committee has an important role to play through its responsibility for and oversight of the auditor relationship and auditor independence. The Committee recognises that auditor independence is an essential part of the audit framework and the assurance it provides.

Although lower than last year, non-audit fees paid to PricewaterhouseCoopers continue to exceed the audit fee, and the Committee recognises a duty to explain to shareholders the processes it has put in place to allay any fears there might be that the independence of the audit has been compromised.

The Committee has established a set of guidelines covering the type of non-audit work that can be assigned to auditors. These are:

- Further assurance services – the auditors' deep knowledge of the Group's affairs means that they may be best placed to carry out such work. This extends to, but is not restricted to, shareholder and other circulars, regulatory reports, and on occasions, work in connection with acquisitions and disposals.
- Taxation services – the auditors' knowledge of the Group's affairs often provides significant advantages which other parties would not have. Where this is not the case, the work is put out to tender.
- General – in other circumstances, proposed assignments are put out to tender and decisions to award work taken on the basis of demonstrable competence and cost effectiveness.

The Committee receives half-yearly reports providing details of assignments and related fees carried out by the auditors in addition to their normal work, and these are reviewed against the above guidelines. Such assignments carried out in the year under review were:

	£m
Further assurance services	1
Taxation services	4
General	–

The Committee normally meets four times a year and did so during the year under review. Both the external auditors and the Group Internal Auditor are present at the meetings and, in addition, the Committee meets the external auditors without management present.

Oliver Stocken and Lady Patten attended all four meetings. Frank Newman and Sir Alan Rudge missed one meeting each. Andy Hornby was unable to attend the one meeting that took place after his appointment to the Board on 21 January 2004.

Relations with institutional shareholders

The Company recognises the importance of communicating with its shareholders and does this through its Annual and Interim Reports, at the Annual General Meeting and through the processes described below.

Although most shareholder contact is with the Group Chief Executive and the Group Finance Director, supported by management specialising in investor relations, it is the responsibility of the Board as a whole to ensure that a satisfactory dialogue with shareholders takes place.

The Board has reviewed its procedures on this issue in the light of the revised Code. It has agreed the following:

- On two occasions a year, the Group's Director of Investor Relations submits to the Board a full report of all important or relevant issues raised by shareholders, during the course of meetings, and conversations with them. The Board, as a whole reviews this report and the Director of Investor Relations attends that part of the Board meeting.
- Additionally, the Board is keen to have an independent insight into the views of major shareholders and, with this in mind, it will continue the previously established practice of annually commissioning research from a third party adviser across a balanced sample of GUS shareholders. The latter typically control some 20 to 30 per cent of the Company's issued share capital. The findings of the research are presented to the Board by the third party adviser.

Through these processes, the Board is kept abreast of any key shareholder issues. It is additionally important that there should be a direct line of communication to the Chairman available to shareholders particularly if there are issues of concern, whether about performance or about governance. With this in mind, the Chairman wrote to all shareholders holding one per cent or more of the issued share capital emphasising the importance the Board gives to open communication with its shareholders, confirming his availability to meet with them as appropriate and offering to meet them annually if they so wished. In writing this letter, the Chairman confirmed the availability of Sir Alan Rudge, as Senior Independent Director, and offered the opportunity for shareholders to meet the Company's non-executive directors.

Shareholders who do not support a particular AGM resolution do not always seek engagement with the Company to explain their actions or request further information. The Company is keen to understand their reasons for the lack of support and to have a dialogue with shareholders on these issues. Its policy, therefore, will be, insofar as is practicable, to seek engagement with shareholders on such issues.

All directors normally attend the Annual General Meeting and are available to answer shareholders' questions. Voting at the Annual General Meeting is by way of a show of hands by members present at the meeting unless a poll is validly called. Following each vote on a show of hands, the level of proxies lodged on each resolution, the balance for and against the resolution and the number of abstentions is announced.

Corporate Social Responsibility

GUS interprets the phrase Corporate Social Responsibility (CSR) to imply taking due regard of society's expectations of large companies. It shares the widely held view in the business community that these expectations are for steadily higher standards of conduct, and for the Company to take increased responsibility for the direct and indirect effects of its operations.

The range of issues commonly embraced by the term CSR is extremely wide and GUS welcomes the emerging emphasis on materiality: determining those issues which have the potential to affect the Company's strategies and its ability to achieve them. The principal CSR issues relating to GUS are:

- Labour, environmental and social practices in the Group's supply chain.
- Providing a working environment that is conducive to the recruitment and retention of the widest possible range of talented staff.

- Protection of consumer privacy and the proper handling and use of customer information.
- Provision of a safe and healthy place of work.
- Providing products of the appropriate quality, including product safety and reliability.
- The social impact of our products arising from their selection, advertising and sale.
- Serving customers to their complete satisfaction.
- The social impact of our products arising from their selection, advertising and sale.
- The demands that the Group makes upon the environment, principally through our use of energy, the impact of our products, the impact of our transport fleet and our use of bulk materials such as paper and packaging.
- Opportunities to develop strong community relationships in support of our business objectives.
- New business opportunities arising from socially-responsible products, and the provision of services to help customers manage these issues.

As far as possible, GUS seeks to include the understanding and control of these issues in its mainstream business practice. The Group has a number of policies, procedures and verification systems in place to underpin its management in this area. These are described below, following The Association of British Insurers' (ABI) disclosure guidelines, which refer to social, ethical and environmental matters (SEE) and do not use the term CSR.

(a) With regard to the Board

- The Board takes regular account of the significance of social, environmental and ethical matters to the businesses of the Company. The responsibility for such matters lies with the Company Secretary who ensures that they feature regularly on the Board agenda, firstly via the Corporate Governance Committee and thence to the main Board meeting. He is supported in this work by a CSR Committee which meets under his chairmanship and which draws on staff with relevant expertise from across all of the Group's businesses. It includes experts in communication, internal audit, community affairs, consumer rights and environment. It is supported by external advisers.
- The section on internal control, which appears earlier, includes, inter alia, the Board's confirmation that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. This process includes the identification and assessment of the significant risks to the Company's short and long term value arising from SEE matters, as well as the opportunities to enhance value that may arise from an appropriate response. The Group is developing approaches to assessing the materiality of these issues, in line with the emerging guidance on reporting in the Operating and Financial Review.
- The Board receives adequate information to make this assessment and, in this context, reference should be made to the key procedures described earlier under internal control. Account is taken of SEE matters in any training programmes deemed appropriate on the appointment of new directors.

(b) With regard to policies, procedures and verification

- The Board has identified supply chain issues as an area of potential risk that might significantly affect the Company's short and long term value. GUS has significant buying power, giving it some degree of responsibility for the actions of the suppliers with which it deals. As GUS takes seriously its own social responsibility, it is only natural that it should want those over whom it has influence to do the same and, in so doing, guard against the risk to its reputation through a potential association with undesirable practices. To this end the Board has approved a set of seven principles that merchandise suppliers and business partners are asked to endorse. These are set out in more detail in the separately published CSR Report. Third party audit programmes are now in place in Argos and Burberry, with merchandise supplier and business partners being selected for audit, based on risk and significance to the business. The Argos programme is to be extended to cover the Homebase supply chain on an equivalent basis. The programme in Experian UK focuses primarily on the environmental performance of the suppliers in support of Experian's commitment to the environmental accreditation ISO14001. This supply base presents in general a much lower risk of social and labour concerns.
- The Group has a range of policies and procedures covering the other CSR issues identified above which are described in our separately published CSR Report.
- The Company's policies and procedures for managing risks to short and long term value arising from SEE matters are as described earlier under 'Internal Control'.
- An important aspect of the Company's SEE procedures is that they should be subject to verification and this is reflected in the Group Internal Auditor's membership of the CSR Committee. Two Group Internal Audits per year are reserved for issues sponsored by the CSR Group, with this year's programme including ethical statements and codes of conduct (in the first audit) and the management and control of environmental information (in the second).
- External verification is provided by Acona, a CSR consultancy practice. Partners from Acona advise GUS on matters relating to CSR, including taking part in the CSR Committee and CSR reporting activity. Specifically with regard to the CSR Reporting, Acona reviews data collection systems and examines the data for completeness and accuracy. It also verifies that all claims in the report can be supported by evidence. The conclusions from Acona's work are available in full in our separately published CSR Report.

Statement of directors' responsibilities

The following statement, which should be read in conjunction with the report of the auditors set out on page 53, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the financial statements.

The directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for the financial year.

The directors consider that in preparing the financial statements, appropriate accounting policies have been consistently applied, supported by reasonable and prudent judgements and estimates, and that all applicable accounting standards have been followed.

The directors are satisfied that the Group has adequate resources to meet its operational needs for the foreseeable future and, accordingly, they continue to adopt the going concern basis in preparing the financial statements.

The directors are responsible for ensuring that accounting records are kept which disclose, with reasonable accuracy, the financial position of the Company and the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Company has a website which contains up to date information on Group activities and published financial results. The maintenance and integrity of this website is the responsibility of the directors. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Report on directors' remuneration and related matters

The Board presents its report on directors' remuneration and related matters. The report has the following sections:

1. Remuneration Committee

Both the level and structure of executive directors' pay are decided by the Remuneration Committee. The remuneration of non-executive directors and the Chairman is a matter reserved for the Board as a whole. No director is involved in any discussions as to his or her own remuneration.

The Remuneration Committee is a Board committee consisting exclusively of independent non-executive directors: Lady Patten (Chairman), Sir Alan Rudge, Oliver Stocken, Frank Newman (who joined the Committee on 17 September 2003) and Andy Hornby (who joined the Committee on 21 January 2004).

It has written terms of reference which are available on request and which are published on the Company's website (www.gusplc.com). These include the following principal duties:

- Determine and agree with the Board the policy for the remuneration of the Group Chief Executive, the Chairman of the Board, the executive directors and the Company Secretary, and such other senior executives as are designated appropriate to include. At the present time, the designated list is made up of selected senior executives who report to GUS executive directors.
- In determining remuneration policy, the Committee takes into account all factors which it deems necessary. The objective of such policy is to ensure that members of executive management are provided with appropriate incentives to encourage enhanced performance and are rewarded for their individual contributions to the success of the Company in a fair and responsible manner.
- Approve the design of, and determine targets for, any performance-related pay schemes operated by the Company and approve the total annual payments made under such schemes.
- Within the terms of the agreed policy and, as indicated below, in consultation with the Chairman of the Board and/or Chief Executive as appropriate, monitor and approve the total remuneration package of each executive director, and the remuneration of other designated senior executives including bonuses, incentive payments and share options or other share awards.

In making its decisions, the Committee takes advice from the Chairman, the Group Chief Executive and the Group Director of Human Resources who are invited to attend meetings of the Committee as and when appropriate. In addition, the Committee has direct access to the relevant external advisers appointed by the Remuneration Committee and the Company. For the year ended 31 March 2004 the principal remuneration advisers were Kepler Associates. Other than remuneration advice, no other services were provided by Kepler Associates. In addition Towers Perrin provided salary survey data and administrative support on various share schemes.

The Committee meets at least three times a year and holds additional meetings where necessary. The Committee met on seven occasions during the year under review. Lady Patten and Oliver Stocken attended all seven meetings and Sir Alan Rudge was present on five occasions. Frank Newman attended all four meetings that took place following his appointment as a member of the Committee. Andy Hornby attended one of the three meetings that took place following his appointment to the Board on 21 January 2004.

2. Remuneration policy

GUS has three main businesses that continue to achieve sustained profitable growth. Key to this success has been a move to a performance-oriented culture with a clear link between remuneration and performance.

The four tenets on which our remuneration structure is founded are as follows:

1. Base pay levels are established on a market competitive basis but no higher than this.
2. Benefits (for example pensions and cars) are provided on a basis that is appropriate to the local market in which the director is employed.
3. Performance related incentives provide the opportunity to deliver substantial rewards for high performance.
4. Wherever reasonable, pay is aligned to shareholders' interests. This is reflected in the choice of performance standards applied to incentive awards and the fact that, for a large part of the overall incentive package, rewards are denominated in GUS shares.

Consistent with our philosophy, salaries are set on the basis of mid-market practice amongst UK companies of comparable size. Performance related incentives are targeted at upper quartile levels for outstanding performance to produce a highly leveraged package if our growth objectives are attained.

Report on directors' remuneration and related matters continued

Performance linkages

Each element in the reward package is designed to support the achievement of different corporate objectives. These are illustrated below:

Element	Purpose	Performance standard
(a) Base salary	Reflects the competitive salary level for the particular job and takes account of personal contribution and performance.	Individual contribution
(b) Annual bonus	Rewards the delivery of current operational targets. Provides leveraged opportunity to reward the achievement of current performance targets through re-investment of the bonus in GUS shares with matching opportunities. Aligns with shareholder interests through delivery in shares.	Profit before tax together with efficient capital usage
(c) Share options	Direct link to growth objectives through EPS growth hurdle and to value creation through share price increase. Aligns with shareholder interests.	EPS growth
(d) Performance Share Plan	Aligns with shareholder interests through delivery of shares. Rewards out-performance in comparison with peers.	Relative total shareholder return

In fair value terms, the proportion of total pay (excluding pensions and benefits) which is variable is approximately 60 per cent.

The pay elements are further explained below.

(a) Base salary

To ascertain the job's market value, external remuneration consultants annually review and provide data about market salary levels, and advise the Remuneration Committee accordingly. These market rates are based on peer group data and derived from the pay position described above. Before making a final decision on individual salary awards, the Committee assesses each director's contribution to the business, to reflect individual performance.

(b) Annual bonus

To reward annual performance, executive directors are eligible for an annual incentive with a target of 50 per cent of base salary and a maximum of 100 per cent of salary for substantially exceeding targets.

Directors are given the opportunity to defer receipt of their bonus and invest it in GUS shares. The number of shares acquired on behalf of the executive is matched on a sliding scale depending on the achievement against target for the relevant financial year. The number of matching shares may vary from a threshold ratio of one half for one, to a maximum of two for one. The release of these shares is deferred for three years including the deferred bonus.

During the year, the Remuneration Committee decided to introduce dividend accrual on co-investment matching shares to strengthen alignment with shareholders. Consequently, for matching shares awarded after 31 March 2004 and in subsequent years, dividends will accrue. If an executive resigns during the three-year period they will forfeit the right to the matching shares and associated dividends.

Bonuses are currently awarded for achieving profit before tax growth and meeting efficient capital usage targets. We believe that linking incentives to profit growth helps to reinforce our growth objectives and is an appropriate measure for a predominantly retail business. Targets are calibrated using a range of benchmarks based on internal and external expectations.

(c) Share options

For all grants up to and including the December 2003 grant the performance test requires Earnings Per Share 'EPS' growth to exceed the growth in inflation +4 per cent per annum over a continuous three year period. This performance test may be repeated twice.

During the year, the Remuneration Committee reviewed the performance condition and decided to eliminate retesting. Consequently for options granted after December 2003 there will be no retesting of the EPS performance condition.

The link to share price provides a built-in performance driver for option holders and further aligns them with shareholders' interests.

Options vest three years after grant, are subject to the performance test and remain exercisable for seven years after vesting. No director may normally receive annually an option grant with a face value of more than one times salary. In exceptional circumstances the Remuneration Committee has discretion to grant up to two times salary.

(d) Performance Share Plan

The primary objective of the Performance Share Plan is to underpin the longer-term incentive structure by providing a share-based reward which is earned only when the Company out-performs its peers.

GUS' performance under this plan is assessed in terms of three-year total shareholder return in relation to the following group of peer companies: Acxiom, Boots, Dixons, Equifax, Harte Hanks, Kingfisher, Marks & Spencer, N. Brown, Next, Pinault Printemps Redoute, Reed Elsevier, Reuters, Signet and Tesco.

None of the awards will vest if GUS' total shareholder return (defined as share price movement plus reinvested dividends) is below the median return for the comparator group.

Once GUS achieves median performance, 40 per cent of the award may vest, while 100 per cent of the award may be earned for an upper quartile return or better. Between median and upper quartile performance, awards may vest based on straight-line interpolation. No awards will be released unless the Remuneration Committee is also satisfied with the Company's underlying financial performance over the relevant period.

For the year ended 31 March 2004, the maximum grant available to directors was 100 per cent of salary, converted to shares at the price prevailing at the time the awards were made. The awards were made in June 2003 and will vest, to the extent that the performance test is met, in June 2006.

During the year, the Remuneration Committee decided to introduce dividend accrual on performance shares to strengthen alignment with shareholders. Consequently, performance shares awarded after 31 March 2004 and in subsequent years will accrue dividends.

(e) Pensions and other benefits

Pensions are offered in line with local competitive practice. The retirement age for directors in the UK is 60 under arrangements which broadly provide a pension of two thirds of final salary (subject to Inland Revenue limits), life assurance at four times salary and ill health and dependants' pensions. Incentive payments (such as annual bonuses) are not pensionable.

Arrangements are in place to provide pension benefits to those executive directors affected by the pensions cap. These are designed to provide pension benefits in excess of the Inland Revenue cap thereby placing those directors in broadly the same position as directors whose pension is unaffected by this cap. Further details are provided under the disclosure of the arrangements for each director.

Cars are provided on a basis that is consistent with competitive practice.

Executive Directors in the UK, in common with all GUS' UK employees, are eligible to participate in the Company's Savings Related Share Option Scheme.

(f) Service contracts

All executive directors have rolling service contracts which can be terminated by the Company giving twelve months' notice. In the event of termination of the director's contract, any compensation payment is calculated in accordance with normal legal principles, including the application of mitigation to the extent appropriate in the circumstances of the case.

3. Performance graph

The adjacent performance graph shows the total shareholder return ('TSR') for GUS versus the FTSE 100 for the last five financial years



Value of £100 invested in March 1999 – shown on a monthly basis
○ GUS
□ FTSE 100 Index
Source: Kepler
£160
£140
£120
£100
£80
£60
£40
£20
£0
Mar 99
Mar 00
Mar 01
Mar 02
Mar 03
Mar 04

4. Directors' emoluments

		2004 £'000	2003 £'000
Total emoluments :	salary	**2,258**	1,781
	performance related bonuses	**2,258**	1,628
	taxable benefits in kind	**141**	107
	non-executive directors	**620**	548
		5,277	4,064
Payments to former directors (Note 1)		**14**	41
Pension contributions		**329**	289
Pensions in respect of former directors		**440**	398
		6,060	4,792

Note

1. Eric Barnes retired from the Board on 25 July 2001. He received fees of £14,000 under a consultancy agreement which ended in September 2003.

Report on directors' remuneration and related matters continued

The following table shows an analysis of the emoluments of the individual directors.

	Salary £'000	Annual bonus £'000	Taxable benefits £'000	**Total 2004 £'000**	Total 2003 £'000
Executive directors					
Terry Duddy	630	630	25	**1,285**	1,074
John Peace (Note 1)	700	700	32	**1.432**	1,331
Alan Smart	119	119	12	**250**	156
Craig Smith (Note 2)	389	389	25	**803**	20
David Tyler (Note 1)	420	420	18	**858**	778
Non-executive directors					
Sir Victor Blank	328	–	29	**357**	324
Lord Harris of Peckham	48	–	–	**48**	42
Andy Hornby (Note 3)	6	–	–	**6**	–
Frank Newman	48	–	–	**48**	42
Lady Patten of Wincanton	67	–	–	**67**	57
Sir Alan Rudge	56	–	–	**56**	54
Oliver Stocken	67	–	–	**67**	57
Former directors					
Victor Barnett (Note 4)	–	–	–	**–**	129

Benefits for executive directors include a fully expensed company car or cash equivalent and private medical insurance. The Chairman and non-executive directors received no taxable benefits other than the Chairman having the use of a company car, the taxable benefit for which in the year under review was £29,000.

The remuneration structure for the Chairman and non-executive directors remains unchanged from last year. Non-executive directors receive a base cash fee of £30,000 per annum with an additional cash fee of £7,500 per annum payable to the chairmen of the Audit and Remuneration Committees and the senior independent director. In addition they each receive 2,500 GUS shares per annum and the chairmen of the Audit and Remuneration Committees receive an additional 1,500 shares per annum. Sir Victor Blank's remuneration of £328,000 per annum, reported above, consists of £30,000 as a non-executive director and £298,000 as Chairman (cash fee of £217,000 and 15,000 shares). The 15,000 shares were purchased for Sir Victor Blank on 24 July 2003. The value of the shares so purchased, £111,000, is included within the remuneration reported in the above table. The shares so acquired are to be retained by Sir Victor Blank until his retirement from the Board.

The following shares were purchased for the non-executive directors on 24 July 2003. The value reported below is included within the remuneration reported in the above table:

	Number of shares	Value £
Lord Harris of Peckham	2,500	18,263
Frank Newman	2,500	18,263
Lady Patten of Wincanton	4,000	29,221
Sir Alan Rudge	2,500	18,263
Oliver Stocken	4,000	29,221

Non-executive directors are obliged to retain shares awarded under these arrangements until their retirement from the Board. Any tax liability connected to these arrangements is the responsibility of the individual director.

Notes

1. John Peace serves as non-executive Chairman and David Tyler as a non-executive director on the Board of Burberry Group plc, a listed company in which GUS retains approximately 66 per cent of the issued share capital. Neither executive receives any additional remuneration for such services.
2. Craig Smith was appointed to the Board on 25 March 2003.
3. Andy Hornby was appointed to the Board on 21 January 2004.
4. Victor Barnett retired from the Board on 1 July 2002.

5. Share options

Details of options granted to executive directors, under the Company's executive share option schemes, are set out in the table below:

	Number of options at 1 April 2003 or date of appointment	Options granted during the year	Options exercised during the year	Exercise price	Share price on date of exercise	Date from which exercisable	Expiry Date	Total number of options at 31 March 2004
Terry Duddy								
07.04.00	93,159	–	93,159	375.7p	642.8p	07.04.03	06.04.10	
07.08.00	81,737	–	81,737	428.2p	747.8p	07.08.03	06.08.10	
11.06.01	150,155	–	–	612.7p	–	11.06.04	10.06.11	
06.06.02	80,398	–	–	653.0p	–	06.06.05	05.06.12	
19.06.03	–	85,862	–	675.5p	–	19.06.06	18.06.13	
								316,415
John Peace								
07.04.00	146,393	–	146,393	375.7p	637.5p	07.04.03	06.04.10	
11.06.01	195,854	–	–	612.7p	–	11.06.04	10.06.11	
06.06.02	99,540	–	–	653.0p	–	06.06.05	05.06.12	
19.06.03	–	103,626	–	675.5p	–	19.06.06	18.06.13	
								399,020
Alan Smart								
11.06.01	37,038	–	–	612.7p	–	11.06.04	10.06.11	
06.06.02	14,235	–	–	653.0p	–	06.06.05	05.06.12	
19.06.03	–	16,107	–	675.5p	–	19.06.06	18.06.13	
								67,380
Craig Smith *(see below)*								
14.06.00	191,051	–	191,051	381.3p	669.1p	14.06.01	13.06.06	
11.06.01	214,048	–	–	612.7p	–	11.06.02	10.06.07	
06.06.02	198,337	–	–	653.0p	–	06.06.03	05.06.08	
19.06.03	–	58,210	–	675.5p	–	19.06.06	18.06.13	
								470,595
David Tyler								
09.12.98	43,088	–	5,170	580.2p	678.1p	09.12.01	08.12.08	
23.06.99	37,308	–	–	690.2p	–	23.06.02	22.06.09	
07.04.00	86,505	–	86,505	375.7p	678.1p	07.04.03	06.04.10	
11.06.01	114,248	–	–	612.7p	–	11.06.04	10.06.11	
06.06.02	58,192	–	–	653.0p	–	06.06.05	05.06.12	
19.06.03	–	62,176	–	675.5p	–	19.06.06	18.06.13	
								309,842

Options granted to Craig Smith prior to his date of appointment were granted under the North America Stock Option Plan. The 2003 grant was made, and any subsequent grants to Mr Smith will be made, under the UK Executive Share Option Scheme.

The exercise prices represent the average of the middle market quotations of a GUS share as derived from the Daily Official List of The London Stock Exchange for the three immediately preceding dealing days to the date on which options were granted.

The market price of the shares at the end of the financial year was 749p; the highest and lowest prices during the financial year were 791p and 490p respectively.

The remuneration of non-executive directors does not include share options.

Full details of directors' shareholdings and options to subscribe are contained in the Company's Register of Directors' Interests.

Phantom share option

As previously reported, 83,596 Burberry shares are being held by the Company in the name of Victor Barnett. The Company has agreed to match the number of Burberry shares in the ratio 1.3 to 1 with the receipt of the total number of shares deferred for a period of five years from the date of the Burberry IPO. Mr Barnett can, however, elect to receive 90 per cent of the shares sooner, in which case he would forfeit the remaining 10 per cent of the shares.

In addition, Victor Barnett was awarded 167,836 Burberry shares on 1 September 2003 in respect of his annual incentive for 2001/2 under an agreement made with the Company when he retired from the Board. The Agreement allowed for the annual incentive payment to be deferred, with delivery in cash or shares being dependent on the date of the IPO.

Report on directors' remuneration and related matters continued

SAYE share option scheme

Options granted to directors under the Company's SAYE share option scheme were as follows:

	Number of options at 31 March 2003 and 2004	Exercise price	Date from which exercisable	Expiry date
Sir Victor Blank	4,394	384p	01.05.06	31.10.06
Terry Duddy	4,394	384p	01.05.06	31.10.06
Lord Harris of Peckham	2,522	384p	01.05.04	31.10.04
Lady Patten of Wincanton	2,522	384p	01.05.04	31.10.04
John Peace	4,394	384p	01.05.06	31.10.06
Oliver Stocken	4,394	384p	01.05.06	31.10.06
David Tyler	4,394	384p	01.05.06	31.10.06

As previously reported, the non-executive directors received, in 2001, invitations to participate in the Company's SAYE share option scheme. This was a 'one-off' arrangement.

6. Performance Share Plan

An award under the Company's Performance Share Plan takes the form of a deferred right to acquire shares at no cost to the participant. The vesting of these awards is subject to the performance conditions described on page 42.

Awards to present directors under the plan, described on pages 42 to 43 have been as follows:

	Plan shares awarded at 31 March 2003	Plan shares awarded during the year to 31 March 2004	Plan shares released during the year to 31 March 2004	Share price on date of award	Share price on date of release	Vesting date	Total plan shares held at 31 March 2004
Terry Duddy							
07.04.00	74,527	–	74,527	375.7p	632.356p	April 03	
11.06.01	37,538	–	–	612.7p	–	June 04	
06.06.02	80,398	–	–	653.0p	–	June 05	
19.06.03	–	85,862	–	675.5p	–	June 06	
							203,798
John Peace							
07.04.00	146,393	–	146,393	375.7p	632.356p	April 03	
11.06.01	48,963	–	–	612.7p	–	June 04	
06.06.02	99,540	–	–	653.0p	–	June 05	
19.06.03	–	103,626	–	675.5p	–	June 06	
							252,129
Alan Smart							
06.06.02	14,235	–	–	653.0p	–	June 05	
19.06.03	–	16,107	–	675.5p	–	June 06	
							30,342
David Tyler							
07.04.00	69,204	–	69,204	375.7p	632.356p	April 03	
11.06.01	28,562	–	–	612.7p	–	June 04	
06.06.02	58,192	–	–	653.0p	–	June 05	
19.06.03	–	62,176	–	675.5p	–	June 06	
							148,930
Craig Smith							
19.06.03	–	58,210	–	675.5p	–	June 06	
							58,210

7. Annual bonus

As explained in note (b) on page 42 directors are given the opportunity to defer receipt of their annual bonus and have it invested in GUS shares ('Invested Shares'). Last year, John Peace, Terry Duddy and David Tyler chose to invest the whole of their 'net' bonus and Craig Smith 50% of his bonus. Shares so purchased on their behalf, applying the bonuses reported in last year's Annual Report, are included in the table of directors' interests appearing on page 50. Matching shares under these arrangements are not released until the expiry of a three-year period and the right to these shares is forfeited if a director resigns before then.

Conditional rights in such matching shares to present directors under this plan are as follows:

	Conditional rights to matching shares at 1 April 2003	Conditional rights granted during the year to 31 March 2004	Conditional rights to matching shares at 31 March 2004
Terry Duddy	144,056	158,193	302,249
John Peace	187,900	195,858	383,758
David Tyler	109,608	114,501	224,109
Craig Smith	–	65,100	65,100

In addition, the Remuneration Committee has agreed to grant in June 2004 an extra number of restricted shares to Terry Duddy to the value of £500,000 as a one-off award. These shares are granted in recognition of his significant individual contribution made during the year ended 31 March 2004. The restricted shares under this arrangement will not be released until the expiry of a three-year period and are forfeitable if Terry Duddy were to resign within three years of the award.

8. Retirement benefits

Terry Duddy is a member of the Argos Pension Scheme which will provide him on retirement at age 60 with a pension of up to two thirds of the pension earnings cap subject to Inland Revenue limits. The figures shown below are based on his capped pensionable earnings. The application of Inland Revenue rules has resulted in a restatement of his accrued pension and transfer value at 31 March 2003. In addition, his contract provides for the choice of a funded or unfunded scheme to provide benefits in excess of the pension earnings cap. Mr Duddy has elected to have paid to him a cash sum for investment at his own discretion. The amount so paid in the year under review was £246,000.

John Peace is a member of the GUS Pension Scheme. His benefits are not restricted by the pension earnings cap, and therefore the following pension figures reflect his tax-approved Scheme benefits.

David Tyler is a member of the GUS Pension Scheme. His benefits within the Scheme are restricted by the pension earnings cap. However, his contract allows for an unfunded scheme to provide for benefits in excess of the cap (although part of this promise will be provided for by a funded arrangement, which was closed to future contributions on 1 April 2002). The pension figures overleaf reflect both his approved and unapproved entitlements.

Alan Smart is a member of the pension scheme operated by the Group's South African subsidiary. The transfer value at March 2004, shown in the table overleaf, has been calculated using the actuarial basis applicable had he left service at this date. This basis reflects market conditions in South Africa at March 2004 and differs from the basis used at March 2003.

Craig Smith participates in Experian North America's 401(k) pension plan, a defined contribution style arrangement. Company contributions to the plan in the year ended 31 March 2004 amounted to $8,200. In addition, instead of providing Mr Smith with a Supplemental Executive Retirement Plan, the Company pays him an additional cash sum annually in advance for investment at his discretion. The additional cash sum for 2004/05 was paid in the year ended 31 March 2004 and amounted to $143,000.

Report on directors' remuneration and related matters continued

The table set out below provides the disclosure of directors' pension entitlements in respect of benefits from tax-exempt schemes and unfunded arrangements.

	Accrued pension at 31 March 2004 per annum (1) £'000	Accrued pension at 31 March 2003 per annum (2) £'000	Transfer value at 31 March 2004 (3) £'000	Transfer value at 31 March 2003 (4) £'000	Change in transfer value (less Director's contributions) (5) £'000	Additional pension earned to 31 March 2004 (net of inflation) per annum (6) £'000	Transfer value of the increase (less Director's contributions) (7) £'000
Terry Duddy	9	7	86	50	21	2	–
John Peace	374	362	5,156	4,161	995	2	28
David Tyler	91	77	1,015	637	363	12	119
	Rand '000	Rand '000	Rand '000	Rand '000	Rand '000	Rand '000	Rand '000
Alan Smart	991	899	14,880	7,417	7,463	67	1,006

Notes

Columns (1) and (2) represent the deferred pension to which the directors would have been entitled had they left the Group at 31 March 2004 and 2003, respectively.

Column (3) is the transfer value of the deferred pension in column (1) calculated as at 31 March 2004 based on factors supplied by the actuary of the relevant group pension scheme in accordance with actuarial guidance note GN11.

Column (4) is the equivalent transfer value, but calculated as at 31 March 2003 on the assumption that the director left service at that date.

Column (5) is the change in the transfer value of accrued pension during the year net of contributions by the director.

Column (6) is the increase in pension built up during the year, recognising (i) the accrual rate for the additional service based on the pensionable salary in force at the year end, and (ii) where appropriate the effect of pay changes in 'real' (inflation adjusted) terms on the pension already earned at the start of the year.

Column (7) represents the transfer value of the deferred pension in column (6).

The disclosures in columns (1) to (5) are as required by the Directors' Remuneration Report Regulations.

The disclosures in columns (6) and (7) are as required by the UK Listing Authority's Listing Rules. The requirements of the Listing Rules differ from those of the Directors' Remuneration Report Regulations. The Listing Rules require the additional pension earned over the year to be calculated as the difference between the pension accrued at the end of the financial year and the pension accrued at the start of the financial year less the increase in the pension earned over the year solely due to inflation. The change in transfer value required by the Directors' Remuneration Report Regulations will also be significantly influenced by the assumptions underlying the calculation at the beginning and the end of the financial year and market conditions.

9. Directors' service contracts

The disclosures required by the Regulations in respect of directors' service contracts are as follows:

Terry Duddy

Terry Duddy has a service contract, dated 27 July 1999, which provides for twelve months' notice on the part of the Company and six months by the executive. The contract ends automatically when Mr Duddy reaches the normal retirement age of 60.

Under the terms of the contract, the Company reserves the option, in its absolute discretion, to terminate the executive's employment by paying in lieu of notice. The payment in lieu shall be calculated by reference to basic salary taking into account any pension contributions and benefits in kind for the duration of the notice period but without taking into account any bonus or incentive payment of any kind.

John Peace

John Peace has a service contract, dated 31 March 2000, which provides for twelve months' notice on the part of the Company and six months by the executive. The contract ends automatically when Mr Peace reaches the normal retirement age of 60.

The Company may, in its absolute discretion, make a payment in lieu of the whole or part of the notice period of salary, benefits and any bonus due for that period. The bonus will be calculated by reference to that paid in the previous financial year. The Company will use its best endeavours to procure that the executive is treated under the terms of the LTIP and share option arrangements such that he is vested to the maximum extent possible in LTIP and share options granted to him and that he is granted augmented benefits in the pension scheme as if he had remained in service for the notice period.

If the Company terminates the executive's employment contract in breach of its terms the Company will pay and the executive agrees to accept as liquidated damages, in full and final settlement of all claims arising from such termination, a payment and arrangements in respect of pension and share options computed as indicated above.

Alan Smart

Alan Smart has a service contract the commencement date for which is 1 April 1997 and which was varied on 21 August 2002 to provide for notice periods of twelve months' on the part of both the executive and the Company. Once notice of termination has been given the Company shall continue to pay the executive's salary and provide all the benefits provided for in the agreement.

David Tyler

David Tyler has a service contract, dated 3 February 1997, which provides for twelve months' notice on the part of both the executive and the Company. The contract will end automatically at normal retirement age of 60.

Under the terms of the contract, the Company reserves the option, in its absolute discretion, to terminate the executive's employment by making a payment in lieu of notice. The payment in lieu is calculated by reference to basic salary taking into account any pension contributions and benefits in kind for the duration of the notice period but without taking into account any bonus or incentive payment of any kind.

Craig Smith

Craig Smith has a service contract, dated 27 March 2003, which provides for twelve months' notice on the part of the Company and six months' by the executive. The contract makes specific provisions for the amounts payable to the executive by the Company on termination in specified circumstances in line with US practice for senior executives. Where termination is without cause the agreement provides as follows:

- Monthly salary to be paid at the same times as the executive would have received such payment had he remained in employment for a period of twelve months from the termination. Welfare benefits (or a payment in lieu) will continue during this period.
- Payment of the annual bonus to which the executive would have been entitled for the bonus period during which the termination date occurred as if the level of achievement of target objectives were 100 per cent as of the end of such period, payable in equal monthly instalments.
- The executive's stock options under any stock option or similar plan will be exercisable as specified in the relevant plan rules and any applicable grant agreement. Vesting of stock options will not be accelerated unless provided in the stock option or similar plan rules or the applicable grant agreement.

Chairman and non-executive directors

The Chairman and the non-executive directors do not have service contracts and their appointment may be terminated at any time without compensation. Non-executive directors are appointed for specific terms of three years and the appointment reviewed at the end of each three-year term.

Report on directors' remuneration and related matters continued

10. Combined Code

The constitution and operation of the Remuneration Committee are in compliance with the principles of good governance and Code of Best Practice set out in the Listing Rules of the Financial Services Authority.

11. Shareholding guideline

It is one of the tenets of GUS' reward strategy that shareholders' and directors' interests be aligned. To reinforce this, the Remuneration Committee expects that, over a period of five years or so, executive directors will build a personal holding in GUS shares. This holding should be 200,000 shares in the case of the Group Chief Executive and 120,000 shares in the case of other executive directors.

To underpin this commitment, the Committee expects that, while the guideline holding remains unfulfilled, executive directors will not dispose of any shares vesting to them under any of the GUS incentive plans (save for any disposals necessary to meet tax liabilities arising from them).

12. Directors' interests

The beneficial interests of the directors, together with non-beneficial interests, in the Ordinary shares of the Company and in the ordinary shares of Burberry Group plc, being a body corporate of the same group, are shown below in sections (i) and (ii). Share options granted to directors, awards under the Performance Share Plan and the contingent interests in matching shares under the Co-investment Plan are shown on pages 45 to 47. Save for the disclosures in relation to Burberry shares, the directors have no interests in the debentures of the Company or in any shares or debentures of the Company's subsidiaries.

	GUS plc		Burberry Group plc	
	31 March 2004	31 March 2003 or on date of appointment	31 March 2004	31 March 2003
(i) Beneficial holdings				
Sir Victor Blank	210,000	195,000	–	–
Terry Duddy	107,383	60,717	–	–
Lord Harris of Peckham	12,200	9,700	–	–
Andy Hornby	2,920	2,920	–	–
Frank Newman	5,000	2,500	–	–
Lady Patten of Wincanton	12,370	8,370	–	–
John Peace	245,109	96,370	16,000	16,000
Sir Alan Rudge	8,950	6,450	–	–
Alan Smart	–	–	–	–
Craig Smith	42,001	–	–	–
Oliver Stocken	27,022	22,231	–	–
David Tyler	153,466	52,882	16,000	16,000
(ii) Non-beneficial holdings				
Sir Victor Blank	3,000	3,000	–	–
Lord Harris of Peckham	25,000	25,000	–	–

On behalf of the Board

Lady Patten of Wincanton
Chairman – Remuneration Committee
24 May 2004

Corporate social responsibility

Principal issues

The principal Corporate Social Responsibility (CSR) issues relating to GUS remain as set out on pages 38 and 39 of the Corporate Governance statement.

CSR principles

Each of GUS' businesses has a strong independent management team. Each business has also developed its own culture appropriate to its business objectives. Therefore the majority of policies relating to CSR issues are developed and applied within the individual businesses, because in this way they have local ownership and are tailored to the business needs.

To help set a standard and a direction for these local policies, the Group has developed a set of *CSR Principles* – broad statements of intent encapsulating our own philosophy on CSR, and spanning all the material CSR issues for the Group. These principles are:

Communication

We are determined to stay abreast of society's expectations in social responsibility and to implement change enthusiastically. We will listen hard to our stakeholders and report honestly on our actions and progress.

Benchmarking

We know that we can learn from other companies, as well as from the many examples of good practice within our own organisation. We will benchmark our performance, both externally and internally, using quantifiable performance indicators.

Employment practices

We are committed to high standards of employment practice and wish to be recognised as a good employer. We aim to reward people fairly and to provide equality of opportunity, personal development and training, and a safe and healthy workplace.

Community relations

We value our relationships with the community around us and believe that thriving businesses depend upon thriving communities. Our community programmes are therefore rooted in our business strategy and are an important management responsibility.

Environment

In GUS, we do not handle toxic substances or manage industrial processes. Nevertheless, GUS is one of the largest companies in the UK and it has a responsibility to consider its impact upon the environment. We are committed to continuous improvement in our environmental performance, particularly through minimising waste, increasing energy efficiency and reducing our consumption of materials.

Human rights

We care about human rights in our own workplace and want to be sure that our suppliers and business partners demonstrate similar concern. We make these organisations aware of our requirements and take all reasonable steps to ensure they are met.

Customers

We believe we can serve the best interests of our customers by recognising them as individuals. We are committed to responding to their needs, respecting their privacy and making every effort to earn their trust.

Culture

We believe that good corporate citizenship ultimately resides in the hearts and minds of our people. Our aim is to ensure that these wider social responsibilities influence the way we manage, reward and develop our people in order to become part of our culture.

Responsibilities

Overall responsibility for CSR lies with David Morris, the Company Secretary, who ensures that it features regularly on the Board agenda, through the role and responsibilities of the Corporate Governance Committee.

In his management of CSR, David chairs a CSR Committee which draws on staff with relevant expertise from across all of the Group's businesses. The CSR Group's terms of reference are as follows:

- To remain abreast of external developments and emerging best practice in the CSR agenda and to highlight risks and opportunities for the attention of the Board.
- To make recommendations to the Board for the formal approval of Group CSR policies.
- To monitor implementation of approved CSR policies across the Group.
- To set the key performance indicators ('KPIs') by which GUS measures its progress and to bring together the relevant data from across the Group, as well as confirming its accuracy and reliability.
- To act as the focal point for external communications on CSR issues, including preparation of the CSR report and meetings with institutional shareholders and other interested parties.

Governance and risk

The Association of British Insurers (ABI) has responded to pressure from its members by developing a set of guidelines, in the form of disclosures which institutions expect to see included in the annual reports of listed companies in which they invest. Specifically they refer to disclosures relating to Board responsibilities and to policies, procedures and verification relating to social, ethical and environmental matters (SEE). The GUS disclosures are to be found in the Corporate Governance statement on pages 38 and 39.

Community

GUS takes an active role in community activities, supporting charities and working directly with local projects:

- Taking part in these activities is popular with our staff – they feel that they are contributing to their communities and that the Company is supporting them in this. They are also able to learn new skills when working together.
- Developing stronger communities, either locally or nationally, has knock-on benefits for the business: it can make customers feel more predisposed towards GUS, it can create a better environment for commerce and trade and it can increase awareness of the Company, attracting a wider pool of high quality recruits.
- The resources of the Group can have a profound impact on charitable and community projects, through both direct giving and also through the in-kind contribution of the Group businesses.
- There are two interlaced elements to our community engagement programme: the work of the GUS Charitable Trust and the activities planned and delivered through the Group businesses. These often overlap. The Charitable Trust welcomes projects that are 'sponsored' from within the Group businesses since the direct effect of the cash donation is often amplified by the in-kind support from the business itself resulting in a gearing effect that doubles or triples the impact of the project.

The GUS Charitable Trust

The GUS Charitable Trust ('The Trust') is the principal vehicle for the Group's direct financial support to community projects. These donations are often supplemented by in-kind contributions from the Group divisions such as the donation of goods, the supply of staff time or the provision of facilities. This additional giving more than doubles the level of GUS' donations.

The Trust is managed by three Trustees: Sir Victor Blank (Chairman), Lady Patten and David Morris. It focuses on three areas:

- Links with universities and educational establishments in localities in which GUS has a significant presence.
- Charities in the field of medical research.
- Charities that focus on the needs of children.

The Trust's income from the Company in respect of the year ended 31 March 2004 was £1,240,000. In that year the Trust made awards totalling £797,000. Major awards were as follows:

	£'000
Whizz-Kidz	103
Nottingham Forest Study Support Centre	75
National Centre for Volunteering	70
Rushcliffe Borough Council – Ruddington Fields Project	70
Charter for Action – Prostate Cancer Project	57
Nottingham City Council – Blue Bell School Environmental Project	54
Fernwood Comprehensive School	28
National Kidney Research Fund	20
Nottinghamshire Police – Life Skills Education Project	20
National Association of Toy Libraries	20
Men's Health Forum	15
	532

Socially Responsible Investment

Much of GUS' dialogue with shareholders on CSR matters is in support of those organisations' *Socially Responsible Investment* (SRI) policies. SRI policies divide broadly into three categories:

- Screening: Investors develop funds which avoid companies based on involvement in pre-defined unethical activities, for example sales of tobacco, alcohol or arms.
- Best in class: Investors employ proprietary method to rank companies based on their environmental, social, and ethical performance criteria, then select the best for investment. This is often via intermediaries: rating agencies that undertake the evaluation and supply the information to investors.
- Engagement: Investors develop a programme of discussion and involvement with management on CSR matters.

GUS' activities are such that it is typically included in screened funds. The Group is also listed in a number of 'best in class' indices, the two most notable of which are the Dow Jones Global Sustainability Index (DJGSI) and FTSE4Good.

Reporting

We have adopted the same approach as last year by publishing the CSR Report on the GUS website instead of in hard copy form. A briefer, printed alternative is available, on request from the Company Secretary's office.

Report of the auditors

Independent auditors' report to the members of GUS plc

We have audited the financial statements which comprise the Group profit and loss account, the statement of Group total recognised gains and losses, the note of Group historical cost profits, the reconciliation of movement in Group shareholders' funds, the Group balance sheet, the Parent company balance sheet, the Group cash flow statement and the notes to the financial statements which have been prepared under the accounting policies set out in Note 1 to the financial statements. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the report on directors' remuneration and related matters under the headings: directors' emoluments, share options, long term incentive plans, co-investment plan, retirement benefits and directors' interests ('the auditable part').

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the report on directors' remuneration and related matters.

Our responsibility is to audit the financial statements and the auditable part of the report on directors' remuneration and related matters in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the report on directors' remuneration and related matters have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the chairman's statement, the chief executive's review, the operational review, the financial review, the directors' report, the corporate governance statement, the statement of directors' responsibilities, the unaudited part of the report on directors' remuneration and related matters and the corporate social responsibility report.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the report on directors' remuneration and related matters. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the report on directors' remuneration and related matters are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2004 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the report on directors' remuneration and related matters required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Manchester
24 May 2004

Group profit and loss account

for the year ended 31 March 2004

	Notes	2004 Before Exceptional Items £m	2004 Exceptional Items (Note 5) £m	2004 Total £m	2003 (Restated) (Note 1) £m
Turnover		**7,548**	–	**7,548**	7,108
Continuing operations		**7,279**	–	**7,279**	5,435
Discontinued operations		**269**	–	**269**	1,673
Cost of sales	4	**(4,273)**	–	**(4,273)**	(4,092)
Gross profit		**3,275**	–	**3,275**	3,016
Net operating expenses before goodwill charge		**(2,458)**	**(5)**	**(2,463)**	(2,408)
Goodwill charge		**(193)**	–	**(193)**	(162)
Net operating expenses	4	**(2,651)**	**(5)**	**(2,656)**	(2,570)
Operating profit		**624**	**(5)**	**619**	446
Continuing operations		**624**	**(5)**	**619**	430
Discontinued operations		–	–	–	16
Share of operating profit of BL Universal PLC (joint venture) – discontinued operations		**18**	–	**18**	26
Share of operating profit of associated undertakings – continuing operations		**46**	–	**46**	44
Trading profit		**688**	**(5)**	**683**	516
Profit on disposal of shares in Burberry – *continuing operations*		–	**157**	**157**	161
Disposal of home shopping and Reality businesses – discontinued operations:					
Provision for loss on disposal		–	–	–	(210)
Realised loss on disposal		–	**(246)**	**(246)**	–
Less: utilisation of 2003 provision for loss on disposal		–	**210**	**210**	–
		–	**(36)**	**(36)**	–
Loss on sale of interest in BL Universal PLC – discontinued operations		–	**(5)**	**(5)**	–
Loss on sale of other businesses – continuing operations		–	**(53)**	**(53)**	–
Profit on ordinary activities before interest		**688**	**58**	**746**	467
Net interest	6			**(54)**	(58)
Profit on ordinary activities before taxation	7			**692**	409
Tax on profit on ordinary activities	8			**(192)**	(141)
Profit on ordinary activities after taxation	9			**500**	268
Equity minority interests				**(27)**	(17)
Profit for the financial year				**473**	251
Dividends	10			**(271)**	(232)
Retained profit for the financial year				**202**	19
Earnings per share	11				
– Basic				**47.4p**	25.1p
– Diluted				**47.0p**	25.0p
Earnings per share before amortisation of goodwill and exceptional items	11				
– Basic				**60.7p**	47.8p
– Diluted				**60.1p**	47.5p

Statement of Group total recognised gains and losses

for the year ended 31 March 2004

	2004 Group* £m	**2004 BL Universal PLC (Joint venture) £m**	**2004 Associated under-takings £m**	**2004 Total £m**	2003 Group* £m	2003 BL Universal PLC (Joint venture) £m	2003 Associated under-takings £m	2003 Total £m
Profit for the financial year	**428**	**4**	**41**	**473**	207	5	39	251
Revaluation of properties	**3**	**–**	**–**	**3**	–	15	–	15
Currency translation differences	**45**	**–**	**(12)**	**33**	76	–	(5)	71
Total recognised gains and losses for the year	**476**	**4**	**29**	**509**	283	20	34	337

* Excluding joint venture and associated undertakings.

Note of Group historical cost profits

for the year ended 31 March 2004

	2004 £m	2003 £m
Reported profit on ordinary activities before taxation	**692**	409
Realisation of property revaluation gains of previous years	**93**	8
Historical cost profit on ordinary activities before taxation	**785**	417
Historical cost retained profit for the year after taxation, minority interests and dividends	**295**	27

There is no difference between the actual depreciation charge for the year and the depreciation charge on the historical cost basis.

In the year ended 31 March 2004, the realisation of property revaluation gains of previous years arises principally as a result of the sale of the home shopping and Reality businesses and the disposal of the interest in BL Universal PLC.

Reconciliation of movement in Group shareholders' funds

for the year ended 31 March 2004

	2004 £m	2003 £m
Profit for the financial year	**473**	251
Dividends	**(271)**	(232)
	202	19
Goodwill credited to reserves on disposal of subsidiary undertakings	**35**	19
Shares issued under option schemes	**31**	3
Shares cancelled on purchase	**–**	(1)
Revaluation of properties	**3**	15
Currency translation differences	**33**	71
Net change in shareholders' funds	**304**	126
Opening shareholders' funds	**2,543**	2,417
Closing shareholders' funds	**2,847**	2,543

Group balance sheet

at 31 March 2004

	Notes	2004 £m	2004 £m	2003 £m	2003 £m
Fixed assets					
Intangible assets – goodwill	12		**2,338**		2,436
Intangible assets – other	13		**159**		178
Tangible assets	14		**1,038**		1,043
Investment in joint venture	15		–		210
Other investments	16		**151**		128
			3,686		3,995
Current assets					
Stocks	17		**823**		853
Debtors – due within one year	18	**1,088**		1,803	
– due after more than one year	18	**540**	**1,628**	265	2,068
Investments	19		**101**		109
Cash at bank and in hand			**524**		243
			3,076		3,273
Creditors					
Amounts due within one year	20		**(2,233)**		(2,699)
Net current assets			**843**		574
Total assets less current liabilities			**4,529**		4,569
Creditors – amounts due after more than one year	21		**(1,433)**		(1,791)
Provisions for liabilities and charges	23		**(89)**		(138)
Net assets			**3,007**		2,640
Capital and reserves					
Called up share capital	24		**254**		252
Share premium account	25		**35**		6
Revaluation reserve	25		**40**		131
Profit and loss account	25		**2,518**		2,154
Total equity shareholders' funds			**2,847**		2,543
Equity minority interests			**160**		97
Capital employed			**3,007**		2,640

Approved by the Board
on 24 May 2004

John Peace *Group Chief Executive*
David Tyler Group Finance Director

Parent company balance sheet

at 31 March 2004

	Notes	2004 £m	2004 £m	2003 £m	2003 £m
Fixed assets					
Tangible assets	14		**3**		3
Investments in group undertakings	16		**3,157**		3,159
Investment in joint venture	15		**–**		84
Other investments	16		**48**		43
			3,208		3,289
Current assets					
Debtors – due within one year	18	**4,738**		4,896	
– due after more than one year	18	**154**	**4,892**	13	4,909
Investments	19		**–**		8
Cash at bank and in hand			**75**		2
			4,967		4,919
Creditors					
Amounts due within one year	20		**(4,702)**		(4,441)
Net current assets			**265**		478
Total assets less current liabilities			**3,473**		3,767
Creditors – amounts due after more than one year	21		**(1,092)**		(1,452)
Provisions for liabilities and charges	23		**(25)**		(26)
Net assets			**2,356**		2,289
Capital and reserves					
Called up share capital	24		**254**		252
Share premium account	25		**35**		6
Profit and loss account	25		**2,067**		2,031
Total equity shareholders' funds			**2,356**		2,289

Approved by the Board
on 24 May 2004

John Peace Group Chief Executive
David Tyler Group Finance Director

Group cash flow statement

for the year ended 31 March 2004

	Notes	**2004 £m**	2003 £m
Net cash inflow from operating activities	30(a)	**731**	860
Dividends received from associated undertakings (including £9m (2003 nil) in respect of discontinued operations)		**45**	24
Returns on investments and servicing of finance	30(b)	**(48)**	(11)
Taxation		**(176)**	(141)
Capital expenditure	30(c)	**(306)**	(329)
Financial investment (including £82m (2003 £5m) in respect of discontinued operations)	30(d)	**37**	(13)
Acquisition of subsidiaries	30(e)	**(132)**	(1,241)
Disposal of subsidiaries and joint venture (including £558m (2003 nil) in respect of discontinued operations)	30(f)	**779**	239
Dividends paid		**(244)**	(220)
Net cash inflow/(outflow) before management of liquid resources and financing		**686**	(832)
Management of liquid resources	30(g)	**8**	(134)
Financing – issue of Ordinary shares		**31**	3
– purchase of own shares for cancellation		**–**	(1)
– change in debt and lease financing	30(h)	**(534)**	934
Increase/(decrease) in net cash		**191**	(30)

Reconciliation of net cash flow to movement in net debt

	Notes	**2004 £m**	2003 £m
Increase/(decrease) in cash		**191**	(30)
Cash outflow/(inflow) from movement in debt and lease financing		**534**	(934)
Cash (inflow)/outflow from movement in liquid resources		**(8)**	134
Movement in net debt resulting from cash flows		**717**	(830)
Finance leases acquired with subsidiary		**–**	(2)
New finance leases		**(2)**	(7)
Investments transferred from current to fixed assets		**(8)**	–
Exchange movements		**179**	37
Movement in net debt		**886**	(802)
Net debt at beginning of year	30(i)	**(2,086)**	(1,284)
Net debt at end of year	30(i)	**(1,200)**	(2,086)

Notes to the financial statements

for the year ended 31 March 2004

1. Accounting policies

Basis of accounting
The financial statements have been prepared under the historical cost convention, modified by the revaluation of certain fixed assets, and in accordance with the Companies Act 1985 and applicable accounting standards in the United Kingdom which have been applied on a consistent basis with previous years except as noted below.

In November 2003 The Accounting Standards Board issued an amendment to Financial Reporting Standard 5 'Reporting the substance of transactions' in the form of Application Note G – Revenue Recognition. The Group has revised its accounting policy for turnover in accordance with the new Application Note which only affects the Argos Retail Group and has no material effect on reported profits or turnover. The Application Note requires that amounts recorded as turnover should exclude the sales value of estimated returns from the total sales value of the goods supplied to customers. Such provision has now been made representing the Group's estimate of the sales value of product sold during the year that would be returned in the following year. The Application Note also requires that turnover should be recorded net of discounts. For sales promotion purposes the Group operates a variety of schemes that give rise to goods being sold at a discount to standard retail price. These will include redemption of loyalty card points, staff discounts, Friends and Family evenings and the redemption of promotional vouchers. Turnover is now adjusted to show sales net of all related discounts. The Group acts as an agent in arranging the sales of a variety of third party provided financial services products. The Application Note further requires that where the Group acts as an agent, the commission received should be recorded as turnover. Group turnover now includes only commission received from acting as an agent and excludes amounts received from the customer that are payable to the principal. The effect of adopting FRS 5 Application Note G is to reduce turnover by £82m in the year ended 31 March 2004. Comparative figures have been restated and Group turnover in the year ended 31 March 2003 has been restated from £7,146m to £7,108m. There is no effect on profit before taxation.

The transitional provisions of FRS 17 'Retirement Benefits' applicable to the 2004 reporting period have been adopted by the Group in these financial statements. In accordance with these transitional arrangements, supplementary disclosures are set out in Note 35.

On 27 May 2003 the Group announced the disposal of its home shopping and Reality businesses and, accordingly, the results of these operations are classified as discontinued. To give an indication of ongoing profitability, continuing and discontinued operations are now separately reported within the results of Argos Retail Group with the relevant segmental reporting comparative figures restated.

During the year the Group disposed of its property joint venture with British Land and its results are accordingly classified as discontinued operations.

As previously announced, from 1 April 2003 the results of the Finance Division and gusco.com are reported within Central activities, which also includes Central costs. Comparative figures have been restated. For the year ended 31 March 2003 turnover of £18m and profits of £6.6m for the Finance Division and losses of £2.7m in respect of gusco.com are included within Central activities.

Compliance with SSAP 19 'Accounting for Investment Properties' requires a departure from the requirements of the Companies Act 1985 relating to the depreciation of investment properties, as explained in the 'Tangible fixed assets' note below.

Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company and its subsidiary undertakings for the financial year ended 31 March 2004 except for those of Homebase in respect of which the financial statements to the end of February are included to avoid distortions relating to the timing of Easter and related promotions and trading patterns. The results of subsidiary undertakings sold or acquired during the year are included in the consolidated results up to the date of disposal or from the date of acquisition.

Turnover
Turnover represents goods and services sold to customers outside the Group, less returns, discounts and sales taxes, together with interest and other income attributable to the Financial Services operations. The policy was revised this year in accordance with FRS 5 Application Note G – Revenue Recognition as discussed above under 'Basis of accounting'.

Joint ventures and associated undertakings
The Group's share of the profits of joint ventures and associated undertakings is included in the Group profit and loss account up to the date of disposal or from the date of acquisition. Loans to joint ventures and associated undertakings and the Group's share of net assets are included in the Group balance sheet.

1. Accounting policies continued

Tangible fixed assets
Investment properties are revalued annually and included in the balance sheet at their open market value. In accordance with SSAP 19, no depreciation is provided in respect of investment properties except for leaseholds with less than 20 years to run. This represents a departure from the Companies Act 1985 requirement concerning the depreciation of fixed assets. Had SSAP 19 not been followed the depreciation charge for the financial year would not have been material.

As permitted by FRS 15 the Group has adopted a policy of not revaluing trading properties, and previously revalued trading properties are included at their valuation at 31 March 1996 less depreciation. All Argos and Homebase properties and leasehold trading properties with 20 years or less to run had not previously been revalued and remain at depreciated historical cost.

Land and assets in the course of construction are not depreciated. Freehold properties are depreciated over 50 years by equal annual instalments. Leasehold premises with unexpired lease terms of 50 years or less are depreciated by equal annual instalments over the remaining period of the lease. Plant, vehicles and equipment are depreciated by equal annual instalments over 2 to 10 years according to the estimated life of the asset. Equipment on hire or lease is depreciated over the period of the lease.

Goodwill
For acquisitions of subsidiary undertakings and investments in joint ventures and associated undertakings made on or after 1 April 1998, goodwill (being the excess of the fair value of purchase consideration over the fair value of net assets) is capitalised as an intangible fixed asset. Fair values are attributed to the identifiable assets and liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to bring the accounting policies of acquired businesses into alignment with those of the Group. Goodwill arising on acquisitions is amortised by equal annual instalments over its estimated useful economic life, up to a maximum of 20 years.

Goodwill on acquisitions prior to 1 April 1998 was written off to reserves in the year of acquisition. On the disposal of a business, any goodwill previously written off against reserves is included in the profit or loss on disposal.

Impairment of fixed assets and goodwill
Fixed assets and goodwill are subject to review for impairment in accordance with FRS 11 'Impairment of Fixed Assets and Goodwill'. Any impairment is recognised in the profit and loss account in the year in which it occurs.

Other intangible fixed assets
Intangible fixed assets other than goodwill comprise the data purchase and data capture costs of internally developed databases and are capitalised under SSAP 13 to recognise these costs over the period of their commercial use. Depreciation is provided by equal annual instalments on the cost of the assets over 3 to 7 years.

Stocks
Stocks and work in progress are valued on a first in first out basis at the lower of cost and net realisable value. Provision is made to reduce the cost to no more than net realisable value having regard to the age and condition of stock, as well as its anticipated saleability.

Instalment and hire purchase debtors
The gross margin from sales on extended credit terms is recognised at the time of sale. The finance charges relating to these sales are included in the profit and loss account as and when instalments are received. Provisions are made to reduce the value of such instalment debtors to amounts which are likely to be recoverable and are regularly reviewed against actual experience.

Leases
Where assets are financed by leasing arrangements that give rights approximating to ownership the assets are treated as if they had been purchased outright. The amount capitalised is the fair value of the leased assets. The corresponding leasing commitments are shown as obligations to the lessor and the assets are depreciated over the shorter of the lease term or their useful economic life. The interest element of lease rentals is charged to the profit and loss account over the life of the lease in proportion to the outstanding lease commitment. All other leases are operating leases and the annual rentals are charged to the profit and loss account as incurred.

Gross rental income and expenditure in respect of operating leases are recognised on a straight line basis over the periods of the leases.

Foreign currency
Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the results are translated into sterling at average rates of exchange. Differences arising on the retranslation of opening net assets, profits and losses at average rates and borrowings designated as hedges are taken to reserves. Foreign currency transactions which are covered by specific forward exchange contracts are translated into sterling at the contracted exchange rates. The interest differential reflected in forward contracts is taken to interest expense. Exchange profits and losses which arise from normal trading activities are included in the profit and loss account.

Derivative financial instruments
The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign currency exchange rates and interest rates. Derivative instruments utilised by the Group include interest rate swaps, currency swaps and forward currency contracts. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest expense over the period of the contract. Forward currency contracts are accounted for as hedges, with the instrument's impact on profit deferred until the underlying transaction is recognised in the profit and loss account. Financial instruments hedging the risk on foreign currency assets are revalued at the balance sheet date and the resulting gain or loss is offset against that arising from the translation of the underlying assets into sterling.

Deferred taxation
Deferred taxation is provided in respect of timing differences that have originated but not reversed at the balance sheet date and is determined using the tax rates that are expected to apply when the timing differences reverse. Deferred tax assets are recognised only to the extent that they are expected to be recoverable. Deferred taxation is discounted using the post tax yields to maturity that could be obtained at the balance sheet date on relevant government bonds with maturity dates similar to those of the deferred taxation assets and liabilities.

Incentive plans
The Group's share based incentive plans are accounted for in accordance with UITF Abstract 17 'Employee Share Schemes'. The cost of shares acquired by the Group's Employee Share Ownership Plan (ESOP) trusts or the fair market value of the shares at the date of the grant, less any consideration to be received from the employee, is charged to the profit and loss account over the period to which the employee's performance relates. Where awards are contingent upon future events (other than continued employment) an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate accrual made.

The Group operates Save As You Earn schemes that allow for the grant of share options at a discount to the market price at the date of the grant. The Group has made use of the exemption under UITF Abstract 17 not to recognise any compensation charge in respect of these options.

Pension costs
The Group operates pension plans throughout the world. The two major defined benefit schemes are in the United Kingdom with similar arrangements being in place for eligible employees in North America, South Africa and the Netherlands. The assets covering these arrangements are held in independently administered funds.

The Group charges the regular costs of its defined benefit pension schemes against profits on a systematic basis over the service lives of the pensionable employees in accordance with advice from qualified actuaries. Variation from regular cost is allocated over the expected remaining service lives of current scheme members. Any difference between the cumulative amounts charged against profit and contributions paid is included as an asset or provision as appropriate in the balance sheet.

The Group also operates defined contribution pension schemes, the major one being in the United Kingdom, with assets held in independently administered funds. The cost of providing these benefits, recognised in the profit and loss account, comprises the amount of contributions payable to the schemes in respect of the year.

Notes to the financial statements

for the year ended 31 March 2004

2. Divisional analysis	Turnover 2004 £m	Turnover 2003 (Restated) (Note 1) £m	Profit before taxation 2004 £m	Profit before taxation 2003 (Restated) (Note 1) £m	Net assets 2004 £m	Net assets 2003 (Restated) (Note 1) £m
Argos Retail Group						
Continuing operations:						
Argos	**3,384**	3,017	**297.4**	240.8	**462**	312
Homebase	**1,483**	246	**102.2**	2.2	**194**	176
Financial Services	**60**	34	**(5.5)**	(13.1)	**298**	114
Wehkamp	**235**	226	**21.4**	19.9	**247**	230
	5,162	3,523	**415.5**	249.8	**1,201**	832
Discontinued operations (see below)	**269**	1,673	**–**	35.3	**–**	800
	5,431	5,196	**415.5**	285.1	**1,201**	1,632
Experian						
Experian North America	**703**	718	**179.6**	171.5	**328**	385
Experian International	**583**	483	**102.6**	84.9	**200**	179
	1,286	1,201	**282.2**	256.4	**528**	564
Burberry	**676**	594	**141.2**	116.7	**200**	209
South African Retailing	**160**	114	**43.5**	31.8	**172**	156
Property – discontinued operations	**–**	–	**18.0**	25.9	**–**	210
Central activities	**6**	18	**(19.9)**	(15.4)	**–**	52
	7,559	7,123	**880.5**	700.5	**2,101**	2,823
Inter-divisional turnover (principally Experian)	**(11)**	(15)				
	7,548	7,108				
Net interest (Note 6)			**(53.9)**	(58.1)		
Profit before amortisation of goodwill, exceptional items and taxation			**826.6**	642.4		
Amortisation of goodwill			**(192.6)**	(142.9)	**2,338**	2,436
Exceptional items (Note 5) (including goodwill of nil (2003 £19.0m))			**58.3**	(90.1)	**–**	(210)
Profit before taxation			**692.3**	409.4		
Net borrowings					**(1,200)**	(2,086)
Dividends and taxation					**(363)**	(286)
Transaction consideration					**131**	(37)
Net assets					**3,007**	2,640

The results and net assets of the discontinued operations of Argos Retail Group in the comparative period are analysed below:	Turnover 2003 £m	Profit before taxation 2003 £m	Net assets 2003 £m
Argos	144	(2.6)	(30)
Home Shopping UK & Ireland	1,482	15.4	777
Financial Services	–	17.7	8
Home Shopping Continental Europe	47	4.8	45
	1,673	35.3	800

The completion statements in respect of the sold home shopping and Reality businesses are still subject to agreement and have been referred to a third party expert for determination. The Group has assumed a neutral trading position for the period from 1 April 2003 to the date of disposal on 27 May 2003 and, once these completion statements are agreed, any profit or loss will be recorded as an exceptional item.

The turnover and profit figures for Homebase reported in the year ended 31 March 2003 cover the post acquisition period from 20 December 2002.

The profit before taxation of the Property division represents the Group's share of the operating profit of BL Universal PLC up to the date of its sale on 17 November 2003.

Amortisation of goodwill includes £127m (2003 £99m) relating to Argos Retail Group, £59m (2003 £38m) relating to Experian and £7m (2003 £6m) relating to Burberry. The goodwill reported within net assets of £2,338m (2003 £2,436m) includes £1,834m (2003 £1,950m) relating to Argos Retail Group, £394m (2003 £363m) relating to Experian and £110m (2003 £123m) relating to Burberry.

Exceptional items for the year ended 31 March 2003 include a provision of £210m for loss on disposal of home shopping and Reality businesses and that provision is shown separately within net assets at 31 March 2003.

3. Geographical analysis

	Turnover by destination		Turnover by origin		Profit before taxation		Net assets	
	2004	2003 (Restated) (Note 1)	**2004**	2003 (Restated) (Note 1)	**2004**	2003	**2004**	2003
	£m	£m	**£m**	£m	**£m**	£m	**£m**	£m
United Kingdom & Ireland	**5,596**	5,302	**5,741**	5,440	**553.7**	416.8	**1,172**	1,781
Continental Europe	**735**	667	**676**	603	**65.3**	47.1	**358**	404
North America	**865**	860	**859**	853	**198.1**	185.8	**399**	482
Rest of World	**352**	279	**272**	212	**63.4**	50.8	**172**	156
	7,548	7,108	**7,548**	7,108	**880.5**	700.5	**2,101**	2,823
Net interest (Note 6)					**(53.9)**	(58.1)		
Profit before amortisation of goodwill, exceptional items and taxation					**826.6**	642.4		
Amortisation of goodwill					**(192.6)**	(142.9)	**2,338**	2,436
Exceptional items (Note 5) (including goodwill of nil (2003 £19.0m))					**58.3**	(90.1)	**-**	(210)
Profit before taxation					**692.3**	409.4		
Net borrowings							**(1,200)**	(2,086)
Dividends and taxation							**(363)**	(286)
Transaction consideration							**131**	(37)
Net assets							**3,007**	2,640

4. Cost of sales and Net operating expenses

	2004 **£m**	2003 £m
Cost of sales	**4,273**	4,092
Net operating expenses comprise:		
Distribution costs	**1,377**	1,153
Administrative expenses (including goodwill £193m (2003 £162m))	**1,279**	1,417
	2,656	2,570

Cost of sales includes £142m (2003 £908m) in respect of discontinued activities.

Net operating expenses include £127m (2003 £749m) in respect of discontinued activities of which distribution costs represent £60m (2003 £403m) and administrative expenses represent £67m (2003 £346m).

Administrative expenses include an exceptional charge of £5m (2003 £41m) comprising income of £2m in respect of employee share schemes in connection with the Initial Public Offering of Burberry (2003 £22m charge), restructuring costs in Argos Retail Group of £7m (2003 nil) and the impairment of goodwill of nil (2003 £19m) (Note 5).

5. Exceptional items

	2004 £m	2003 £m
Exceptional items comprise:		
Continuing operations		
Disposal of shares in Burberry	**157**	161
Income/(cost) in respect of employee share schemes in connection with the disposal of shares in Burberry	**2**	(22)
	159	139
Loss on sale of other businesses	**(53)**	–
Restructuring costs incurred by Argos Retail Group following the disposal of home shopping and Reality businesses	**(7)**	–
	99	139
Discontinued operations		
Disposal of home shopping and Reality businesses:	**–**	(210)
Provision for loss on disposal	**(246)**	–
Realised loss on disposal	**210**	–
Less: utilisation of 2003 provision	**(36)**	(210)
Disposal of interest in BL Universal PLC	**(5)**	–
Impairment of goodwill	**–**	(19)
	(41)	(229)
Total exceptional profit/(charge)	**58**	(90)

An Initial Public Offering of 22.5% of the ordinary share capital of Burberry Group plc took place on 12 July 2002. The associated exceptional items comprised the excess of the flotation proceeds, less costs, over the related portion of net assets at that date and the cost of share schemes designed to secure the retention of employees. A further stake of 11.5% in the ordinary share capital of the company was sold on 19 November 2003. The associated exceptional item comprises the excess of sale proceeds, less costs, over the related portion of net assets disposed of at that date.

The loss on the sale of other businesses is principally in respect of the sale by Experian North America of its Outsourcing activities and includes a charge of £24m in respect of goodwill previously written off to reserves.

The disposal of home shopping and Reality businesses was announced on 27 May 2003. The provision for loss on disposal charged in the year ended 31 March 2003 represented the difference between the sale proceeds of £590m and the net assets to be disposed of which amounted to £800m, subject to the agreement of completion statements. The further charge in the year ended 31 March 2004 relates to professional and other costs associated with the transaction, including a pension charge of £3m (see Note 35) and a charge of £11m in respect of goodwill previously written off to reserves.

The disposal of the 50% equity stake in the property joint venture BL Universal PLC was announced on 17 November 2003. The associated exceptional item comprises the deficit of sale proceeds, less costs, over the related portion of net assets at that date.

The impairment of goodwill in 2003 related to goodwill, previously written off to reserves, on the closure of Innovations.

The tax effect of the exceptional items is disclosed in Note 8 (d).

6. Net interest

	2004 £m	2003 £m
Interest income:		
Bank deposits and other	**26**	20
Interest expense:		
Bank loans and overdrafts	**11**	33
Eurobonds	**73**	39
Finance leases	**1**	1
Group share of interest expense of joint venture	**8**	15
Gross interest expense	**93**	88
Less: interest charged to cost of sales	**(13)**	(10)
	80	78
Net interest expense	**54**	58

Interest charged to cost of sales includes £13m (2003 £10m) in respect of financial services activities.

7. Profit on ordinary activities before taxation

		2004 £m	2003 £m
Profit on ordinary activities before taxation is stated after charging/(crediting):			
Operating lease rental expense	– land and buildings	**294**	168
	– plant, vehicles and equipment	**35**	40
Property rental income under operating leases		**(7)**	(3)
Amortisation of goodwill (including share of goodwill of associates £3m (2003 £2m))		**193**	143
Impairment of goodwill		**–**	19
Amortisation of shares		**15**	13
Depreciation of tangible and intangible fixed assets	– assets owned	**267**	226
	– under finance leases	**8**	6
Audit fees	– statutory audit	**2**	2
Auditors' remuneration for non-audit services	– further assurance services	**1**	7
	– tax advisory services	**4**	3
	– other advice	**–**	1

The guidelines covering the use of the Company's auditors for non-audit services are set out in the Corporate governance report on page 34.

8. Tax on profit on ordinary activities

	2004 £m	2003 £m
(a) Analysis of charge for the year		
Current tax:		
UK Corporation tax on profits of the year	**139**	71
Double taxation relief	**(8)**	(7)
Adjustments in respect of prior years	**4**	(2)
	135	62
Overseas tax	**52**	46
Group share of tax on profits of joint venture	**4**	3
Group share of tax on profits of associated undertakings	**2**	2
Total current tax charge for the year	**193**	113
Deferred tax:		
Origination and reversal of timing differences	**24**	46
Increase in discount	**(17)**	(19)
Adjustments in respect of prior years	**(8)**	1
Tax on profit on ordinary activities	**192**	141

(b) Factors affecting the tax charge for the year
The tax charge for the year is lower than the standard rate of Corporation tax in the UK (30%).
The differences are explained below:

	2004 £m	2003 £m
Profit on ordinary activities before taxation	**692**	409
Profit on ordinary activities before taxation multiplied by the standard rate of Corporation tax in the UK of 30%	**208**	123
Effects of:		
Adjustments to tax charge in respect of prior years	**4**	(2)
Expenses not deductible for tax purposes	**6**	15
Goodwill amortisation not deductible for tax purposes	**54**	48
Tax relief in respect of US goodwill written off to reserves	**(14)**	(18)
Differences in effective tax rates on overseas earnings	**(23)**	(13)
Other permanent differences	**(12)**	(27)
Disposal of businesses	**(23)**	15
Other timing differences	**(7)**	(28)
Current tax charge for the year	**193**	113

(c) Factors that may affect future tax charges
In the foreseeable future, the Group's tax charge will continue to be influenced by the profile of profits earned in the different countries in which the business operates. Changes in long term interest rates would affect the discount applied to deferred taxation.

(d) Tax effect of exceptional items
There is no taxation in respect of the exceptional items for the year ended 31 March 2004. In the year ended 31 March 2003, tax relief of £7m was recognised on the cost of employee share schemes in connection with the disposal of shares in Burberry.

9. Profit on ordinary activities after taxation

Profit on ordinary activities after taxation includes £307m (2003 £298m) which is dealt with in the financial statements of the Company. As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

10. Dividends	2004 £m	2003 £m
Interim paid – 8.0p per share (2003 6.9p)	**80**	68
Final proposed – 19.0p per share (2003 16.4p)	**191**	164
Total – 27.0p per share (2003 23.3p)	**271**	232

11. Basic and diluted earnings per share	2004 pence	2003 pence
Basic earnings per share before amortisation of goodwill and exceptional items	**60.7**	47.8
Effect of amortisation of goodwill	**(19.1)**	(14.3)
Effect of exceptional items	**5.8**	(8.4)
Basic earnings per share	**47.4**	25.1

The calculation of basic earnings per share is based on profit for the year of £473m (2003 £251m) divided by the weighted average number of Ordinary shares in issue of 998.0m (2003 995.9m). Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the Group and is based on profit of £606m (2003 £476m):

	2004 £m	2003 £m
Earnings before amortisation of goodwill and exceptional items	**606**	476
Effect of amortisation of goodwill	**(191)**	(142)
Effect of exceptional items	**58**	(83)
Profit for the year	**473**	251

	2004 m	2003 m
Weighted average number of Ordinary shares in issue during the year*	**998.0**	995.9
Dilutive effect of options outstanding	**9.1**	7.3
Diluted weighted average number of Ordinary shares in issue during the year	**1,007.1**	1,003.2

* Excluding those held by The GUS plc ESOP Trust, The GUS plc ESOP Trust No. 2, The GUS plc ESOP Trust No. 3 and The GUS plc ESOP Trust No. 4.

The calculation of diluted earnings per share reflects the potential dilutive effect of the exercise of employee share options.

12. Goodwill	Argos £m	Homebase £m	Experian acquisitions £m	Other acquisitions £m	Total £m
Group					
Cost					
At 1 April 2003	1,555	765	413	217	2,950
Differences on exchange	–	–	(36)	(6)	(42)
Additions (see Note 31)	–	11	119	–	130
Transfer	41	–	–	(41)	–
Disposals	–	–	(8)	(37)	(45)
At 31 March 2004	**1,596**	**776**	**488**	**133**	**2,993**
Amortisation					
At 1 April 2003	384	11	50	69	514
Differences on exchange	–	–	(7)	(1)	(8)
Charge for year	88	39	56	7	190
Transfer	16	–	–	(16)	–
Disposals	–	–	(5)	(36)	(41)
At 31 March 2004	**488**	**50**	**94**	**23**	**655**
Net Book Value at 31 March 2003	1,171	754	363	148	2,436
Net Book Value at 31 March 2004	**1,108**	**726**	**394**	**110**	**2,338**

The transfer in the year is in respect of the goodwill on the earlier acquisition of Jungle.com Limited which has been reclassified as Argos goodwill following the transfer of the trade of Jungle.com Limited to Argos Limited. This goodwill is being amortised over a five year period.

The cumulative amortisation at the balance sheet date includes nil (2003 £27m) in respect of the impairment of goodwill.

13. Other intangible assets

	Databases £m
Group	
Cost	
At 1 April 2003	388
Differences on exchange	(36)
Acquisition of subsidiaries	4
Additions	65
Disposal of subsidiaries	(1)
Disposals	(76)
At 31 March 2004	**344**
Amortisation	
At 1 April 2003	210
Differences on exchange	(16)
Charge for year	67
Disposals	(76)
At 31 March 2004	**185**
Net Book Value at 31 March 2003	178
Net Book Value at 31 March 2004	**159**

14. Tangible assets

	Freehold properties	Leasehold properties		Plant, vehicles & equipment	Assets in course of construction	Total
		Long leasehold	Short leasehold			
	£m	£m	£m	£m	£m	£m
Group						
Cost or valuation						
At 1 April 2003	343	14	376	1,640	29	2,402
Differences on exchange	(17)	–	(15)	(31)	–	(63)
Acquisition of subsidiaries	–	–	–	9	–	9
Additions	2	–	34	196	27	259
Surplus on revaluation	3	–	–	–	–	3
Disposal of subsidiaries	(80)	(8)	–	(276)	–	(364)
Disposals	(8)	(2)	(11)	(61)	–	(82)
At 31 March 2004	**243**	**4**	**384**	**1,477**	**56**	**2,164**
Cost	193	2	384	1,477	56	2,112
Valuation – trading properties (1996)	44	2	–	–	–	46
Valuation – investment properties (2004)	6	–	–	–	–	6
	243	**4**	**384**	**1,477**	**56**	**2,164**
Depreciation						
At 1 April 2003	130	9	150	1,070	–	1,359
Differences on exchange	(4)	(1)	(2)	(20)	–	(27)
Acquisition of subsidiaries	–	–	–	5	–	5
Charge for year	7	1	20	180	–	208
Disposal of subsidiaries	(81)	(8)	–	(265)	–	(354)
Disposals	–	–	(4)	(61)	–	(65)
At 31 March 2004	**52**	**1**	**164**	**909**	**–**	**1,126**
Net Book Value at 31 March 2003	213	5	226	570	29	1,043
Net Book Value at 31 March 2004	**191**	**3**	**220**	**568**	**56**	**1,038**

14. Tangible assets continued

Investment properties valued at £6m (2003 £4m) are held for hire under operating leases.

Assets held under finance leases and capitalised in plant, vehicles and equipment	2004 £m	2003 £m
Cost	**63**	64
Aggregate depreciation	**(51)**	(45)
Net Book Value	**12**	19

Investment properties of the Group and the Company were revalued as at 31 March 2004 by external valuers, Colliers Conrad Ritblat Erdman Limited, Chartered Surveyors. This valuation was carried out in accordance with the Royal Institution of Chartered Surveyors Appraisal and Valuation Standards. Revalued trading properties are included at their valuation at 31 March 1996 less depreciation. The valuation at 31 March 1996 was on the basis of open market value for existing use. Other trading properties are included at cost.

On the historical cost basis the net book value of properties carried at valuation is £7m (2003 £11m), comprising cost of £16m (2003 £22m) and related depreciation of £9m (2003 £11m).

	Freehold properties £m	Short leasehold properties £m	Plant vehicles & equipment £m	Total £m
Company				
Cost or valuation				
At 1 April 2003	1	1	1	3
Additions	–	–	1	1
At 31 March 2004	**1**	**1**	**2**	**4**
Cost	–	1	2	3
Valuation – investment properties (2004)	1	–	–	1
	1	**1**	**2**	**4**
Depreciation				
At 1 April 2003	–	–	–	–
Charge for year	–	–	1	1
At 31 March 2004	**–**	**–**	**1**	**1**
Net Book Value at 31 March 2003	1	1	1	3
Net Book Value at 31 March 2004	**1**	**1**	**1**	**3**

Investment properties valued at £1m (2003 £1m) are held for hire under operating leases.

There is no material difference between the net book value of properties carried at valuation and their historical cost equivalents.

15. Investment in joint venture

	Shares £m	Loans £m	Total £m
Group			
Cost or valuation			
At 1 April 2003	128	82	210
Share of profit after taxation	4	–	4
Repayment of loans	–	(82)	(82)
Disposal	(132)	–	(132)
At 31 March 2004	**–**	**–**	**–**

On 17 November 2003 the Group disposed of its holding of 50% of the equity share capital of BL Universal PLC. The Group's share of turnover for the year, excluded from Group turnover, is £18m (2003 £26m).

	Shares £m	Loans £m	Total £m
Company			
Cost			
At 1 April 2003	2	82	84
Repayment of loans	–	(82)	(82)
Disposal	(2)	–	(2)
At 31 March 2004	**–**	**–**	**–**

16. Fixed asset investments

	Shares in associated undertakings (note a) £m	Interests in own shares (note b) £m	Interests in shares in Burberry Group (note c) £m	Other investments (note d) £m	Total £m
Group					
Cost or valuation					
At 1 April 2003	78	58	3	8	147
Differences on exchange	(12)	–	–	(1)	(13)
Additions	32	23	7	–	62
Share of profit after taxation (after goodwill charge of £3m (2003 £2m))	41	–	–	–	41
Dividends received	(45)	–	–	–	(45)
Reclassification	–	5	3	–	8
Disposals	(1)	(14)	–	(6)	(21)
At 31 March 2004	**93**	**72**	**13**	**1**	**179**
Amounts written off					
At 1 April 2003	–	15	3	1	19
Amortisation of shares	–	14	1	–	15
Disposals	–	(5)	–	(1)	(6)
At 31 March 2004	**–**	**24**	**4**	**–**	**28**
Net Book Value at 31 March 2003	78	43	–	7	128
Net Book Value at 31 March 2004	**93**	**48**	**9**	**1**	**151**

16. Fixed asset investments continued	Group undertakings (note e) £m	Interests in own shares (note b) £m
Company		
Cost		
At 1 April 2003	3,164	58
Additions	–	23
Reclassification	–	5
Disposals	(2)	(14)
At 31 March 2004	**3,162**	**72**
Amounts written off		
At 1 April 2003	5	15
Amortisation of own shares	–	14
Disposals	–	(5)
At 31 March 2004	**5**	**24**
Net Book Value at 31 March 2003	3,159	43
Net Book Value at 31 March 2004	**3,157**	**48**

(a) Shares in associated undertakings
The additions in the year ended 31 March 2004 are principally in respect of First American Real Estate Solutions LLC. The Group's share of cumulative retained profits of associated undertakings at 31 March 2004 is £31m (2003 £35m).

The principal associated undertakings are as follows:

Name	Country of incorporation	Class of shares held	% interest	Nature of business
First American Real Estate Solutions LLC	USA	*	20	Information services
Motorfile Limited	Great Britain	Ordinary	50	Information services
AAGUS Financial Services Group NV	Holland	Ordinary	33.3	Consumer lending

* First American Real Estate Solutions LLC ('FARES') is a US partnership.

All interests in associated undertakings are held by subsidiary undertakings. The Company's holding of shares in GUS Finance Limited was sold during the year at book value as part of the disposal of the home shopping and Reality businesses.

(b) Interests in own shares
Interests in own shares held as fixed asset investments and, at 31 March 2003, as current asset investments represent the cost of 11.7m (2003 12.2m) of the Company's Ordinary shares (nominal value of £3m (2003 £3m)) which amounts to 1.2% (2003 1.2%) of the called up share capital. These shares have been acquired by four trusts in the open market using funds provided by the Company principally to meet obligations (including, at 31 March 2003, Employer's National Insurance) under the Performance Share Plan, Long Term Incentive Plans, the North America Stock Option Plan and the Co-Investment Plan. The trusts have waived their entitlement to dividends in respect of 11.2m (2003 11.9m) Ordinary shares. At 31 March 2004 the market value of the shares was £87m (2003 £59m). The costs of administering the trusts are charged to the Group profit and loss account.

Of the above 11.7m (2003 12.2m) Ordinary shares held, 11.7m (2003 10.7m) Ordinary shares were held as fixed asset investments by:

(i) The GUS plc ESOP Trust which holds 1.5m (2003 2.1m) Ordinary shares to meet obligations under The GUS plc Performance Share Plan and The GUS plc Executive Long Term Incentive Plans. These shares may subsequently be transferred to certain directors and senior executives and the purchase price of the shares is being charged to the profit and loss account so as to spread the cost evenly over the relevant performance periods.

(ii) The GUS plc ESOP Trust No. 2 which holds 6.0m (2003 7.4m) Ordinary shares principally to meet obligations under the North America Stock Option Plan. These shares may be transferred to certain senior executives employed in North America, including one director of the Company. The cost to the Company, being the difference between the purchase price and the option price, is being charged to the profit and loss account so as to spread the cost evenly over the relevant performance periods.

(iii) The GUS plc ESOP Trust No. 3 which holds 4.1m (2003 1.2m) Ordinary shares principally to meet obligations under The GUS plc Co-Investment Plan. These shares may be subsequently transferred to certain directors and senior executives. The cost of the shares is charged to the profit and loss account in the periods in which the award is earned.

(iv) The GUS plc ESOP Trust No. 4 which holds 0.1m Ordinary shares principally to meet obligations under The GUS plc Co-Investment Plan. These shares may be subsequently transferred to certain directors and senior executives. The cost of the shares is charged to the profit and loss account in the periods in which the award is earned.

Of the above 12.2m Ordinary shares held at 31 March 2003, 1.5m Ordinary shares were held by The GUS plc ESOP Trust No. 3 principally to meet National Insurance liabilities arising in connection with the Company's share based incentive plans and accordingly were classified as current asset investments (see Note 19). During the year ended 31 March 2004, the Company purchased a further 1.0m Ordinary shares to hedge these liabilities. On 30 March 2004 these arrangements were restructured and 1.7m Ordinary shares were sold with the balance of 0.8m Ordinary shares retained to meet obligations under The GUS plc Co-Investment Plan and reclassified as fixed asset investments. The Company then entered into equity swap transactions covering 1.8m Ordinary shares to hedge the National Insurance liabilities.

Details of awards and options in respect of the Company's shares are given in Note 34(a).

16. Fixed asset investments continued

(c) Interests in ordinary shares of Burberry Group plc
These comprise shares in Burberry Group plc held by that company and, at 31 March 2004, the interest represents the cost of 3.4m (2003 1.4m) ordinary shares (nominal value of £1,719 (2003 £707)) which amounts to 0.7% (2003 0.3%) of its called up share capital. These shares have been acquired by trusts in the open market using funds provided by Burberry Group companies to meet the share award obligations arising on certain Burberry share incentive schemes (see Note 34(b)). Entitlement to dividends of £167,998 (2003 £16,741) has been waived. These shares were classified as current asset investments at 31 March 2003.

In addition shares are held by trusts to meet obligations in respect of awards made under an All Employee Share Plan. The total number of shares held for these purposes at 31 March 2004 is 1.5m (2003 0.9m). The cost of these shares has been written off as they have been or will be gifted unconditionally to employees. The costs of funding and administering the trusts are charged to the profit and loss account of Burberry Limited in the period to which they relate. The market value of all Burberry Group plc shares held at 31 March 2004 was £17m (2003 £5m).

(d) Other investments
Other investments comprise investments held by Experian North America. At 31 March 2004 the market and redemption value of these investments was £1m (2003 £7m).

(e) Group undertakings
The Group's principal subsidiary undertakings are listed on page 91.

17. Stocks	2004 £m	2003 £m
Group		
Raw materials	**15**	15
Work in progress	**8**	9
Finished goods	**800**	829
	823	853

There is no significant difference between the replacement cost of stocks and the amounts shown above on the basis that stock subject to provisioning would not necessarily be replaced and can therefore be excluded from the comparison.

18. Debtors	2004 Due within one year £m	2004 Due after more than one year £m	2003 Due within one year £m	2003 Due after more than one year £m
Group				
Trade debtors:				
Hire purchase debtors	**166**	**39**	198	53
Provision for unearned finance charges	**(26)**	**(6)**	(26)	(6)
Net hire purchase debtors	**140**	**33**	172	47
Instalment debtors	**63**	**161**	842	153
Other trade debtors	**604**	**131**	528	52
Total trade debtors	**807**	**325**	1,542	252
Amounts owed by associated undertakings	**1**	**–**	–	–
Taxation recoverable	**1**	**1**	4	1
VAT recoverable	**7**	**–**	41	–
Pension asset (Note 23)	**–**	**60**	–	–
Other prepayments and accrued income (Note 28)	**272**	**154**	216	12
	1,088	**540**	1,803	265

Net hire purchase debtors at 31 March 2004, which in total amounted to £173m, are in respect of the Group's South African Retailing businesses. Net hire purchase debtors at 31 March 2003, which in total amounted to £219m, included £157m in respect of the South African Retailing businesses and £62m in respect of the Finance Division.

Instalment debtors at 31 March 2003, which in total amounted to £995m, included £769m in respect of discontinued operations, all of which fell due within one year.

18. Debtors continued	2004 Due within one year £m	2004 Due after more than one year £m	2003 Due within one year £m	2003 Due after more than one year £m
Company				
Amounts owed by subsidiary undertakings	**4,618**	–	4,867	–
Taxation recoverable	**13**	–	21	–
Deferred taxation	–	**14**	–	13
VAT recoverable	–	–	1	–
Prepayments and accrued income (Note 28)	**107**	**140**	7	–
	4,738	**154**	4,896	13

19. Current asset investments		Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Cost					
Listed investments:	Great Britain – interests in own shares	–	8	–	8
	Great Britain – interests in other investments	–	3	–	–
	Overseas	**24**	21	–	–
Unlisted investments:	Overseas	**7**	7	–	–
		31	39	–	8
Certificates of deposit (held by Whiteaway Laidlaw Bank Limited)		**70**	70	–	–
		101	109	–	8
Market and redemption value					
Listed investments:	Great Britain – interests in own shares	–	7	–	7
	Great Britain – interests in other investments	–	3	–	–
	Overseas	**26**	21	–	–
Unlisted investments:	Overseas	**5**	6	–	–
		31	37	–	7
Certificates of deposit		**70**	70	–	–
		101	107	–	7

The interests in own shares at 31 March 2003 comprised a holding of 1.5m of the Company's Ordinary shares held to hedge National Insurance liabilities arising on share based incentive plans (see Note 16). The interests in other listed investments held in Great Britain at 31 March 2003 comprised a holding by Burberry Group plc of 1.4m of its own ordinary shares held to hedge National Insurance liabilities in respect of certain Burberry share option schemes (see Note 34(b)).

The listed and unlisted investments held overseas are held in connection with the activities of the Group's South African Retailing businesses.

20. Creditors – amounts due within one year	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Loans and overdrafts (Note 22)	**499**	747	**339**	61
Obligations under finance leases	**5**	8	–	–
Trade creditors	**456**	527	–	–
Amounts owed to subsidiary undertakings	–	–	**4,120**	4,156
Amounts owed to associated undertakings	–	4	–	–
Taxation	**97**	48	–	–
VAT and other taxes payable	**68**	88	–	–
Social security costs	**40**	40	–	–
Accruals	**698**	745	**25**	38
Other creditors	**179**	328	**27**	22
Proposed final dividend	**191**	164	**191**	164
	2,233	2,699	**4,702**	4,441

21. Creditors – amounts due after more than one year	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Loans (Note 22)	**1,314**	1,672	**1,092**	1,452
Obligations under finance leases:				
Repayable in one to two years	**5**	6	–	–
Repayable in two to five years	**2**	5	–	–
Accruals	**54**	61	–	–
Other creditors	**58**	47	–	–
	1,433	1,791	**1,092**	1,452

22. Loans and overdrafts	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Repayable wholly within five years:				
€500m 5.125% Eurobonds 2004	**333**	344	**333**	344
€600m 4.125% Eurobonds 2007	**396**	413	**396**	413
4.0% Perpetual Securities	**73**	72	–	–
4.9% Perpetual Securities	**149**	148	–	–
Multi-Currency loans	–	600	–	50
Other loans	**1**	78	–	10
Overdrafts	**165**	69	**6**	1
	1,117	1,724	**735**	818
Repayable after more than five years:				
£350m 6.375% Eurobonds 2009	**348**	348	**348**	348
£350m 5.625% Eurobonds 2013	**348**	347	**348**	347
	1,813	2,419	**1,431**	1,513
The amounts due to be repaid within five years are repayable as follows:				
Within one year	**499**	747	**339**	61
Between one and two years	–	344	–	344
Between two and five years	**618**	633	**396**	413
	1,117	1,724	**735**	818

23. Provisions for liabilities and charges	Deferred taxation £m	Pensions obligations £m	Post-retirement healthcare costs £m	Total £m
Group				
At 1 April 2003	79	47	12	138
Differences on exchange	1	–	–	1
Profit and loss account	(1)	34	1	34
Payments	–	(122)	(1)	(123)
Acquisition of subsidiaries	(26)	–	–	(26)
Disposal of subsidiaries	7	(19)	–	(12)
Transfer of pension asset to debtors (Note 18)	–	60	–	60
Other transfers	17	–	–	17
At 31 March 2004	**77**	**–**	**12**	**89**

	Pensions obligations £m	Post-retirement healthcare costs £m	Total £m
Company			
At 1 April 2003	15	11	26
Profit and loss account	3	1	4
Payments	(3)	(1)	(4)
Transfers	(1)	–	(1)
At 31 March 2004	**14**	**11**	**25**

	Group 2004 £m	Group 2003 £m
The provision for deferred taxation comprises:		
Accelerated capital allowances	–	9
Other timing differences	**199**	174
Undiscounted provision for deferred taxation	**199**	183
Discount	**(122)**	(104)
Discounted provision for deferred taxation	**77**	79
Unprovided deferred taxation – property revaluations	**1**	2

There is no unprovided deferred taxation on property revaluations for the Company (2003 nil).

The Group's share of unprovided deferred taxation in respect of property revaluations of BL Universal PLC at 31 March 2003 was £22m.

Deferred taxation is not provided in respect of profits retained in overseas Group undertakings; were these profits to be distributed to the UK parent the taxation liability would be approximately £211m (2003 £111m).

24. Called up share capital	2004 £m	2003 £m
Ordinary shares of 25p each		
Authorised	**313**	313
Allotted and fully paid	**254**	252

At 31 March 2004, 1,014,028,390 Ordinary shares had been allotted, called up and fully paid. During the year ended 31 March 2004, 6,895,474 Ordinary shares were issued for a consideration of £31,007,398 in connection with the exercise of share options.

	Group			Company	
25. Reserves	Share premium account £m	Revaluation reserve £m	Profit and loss account £m	Share premium account £m	Profit and loss account £m
At 1 April 2003	6	131	2,154	6	2,031
Goodwill on disposals	–	–	35	–	–
Differences on exchange	–	(1)	34	–	–
Profit for the year	–	–	202	–	36
Revaluation of property	–	3	–	–	–
Revaluation surplus realised on disposals	–	(93)	93	–	–
Premium on shares issued under share option schemes	29	–	–	29	–
At 31 March 2004	**35**	**40**	**2,518**	**35**	**2,067**

Cumulative goodwill charged to reserves on acquisitions before 1 April 1998 comprises:

	Subsidiary undertakings £m	Associated undertakings £m	Total £m
At 1 April 2003	1,713	31	1,744
Goodwill on sale of businesses	(35)	–	(35)
At 31 March 2004	**1,678**	**31**	**1,709**

There are no significant statutory, contractual or exchange control restrictions on distributions by Group undertakings.

Included in differences on exchange is an exchange gain of £177m (2003 £30m) arising on borrowings denominated in foreign currencies and currency swaps designated as hedges of net investments overseas. This amount includes a gain of £148m (2003 £30m) on the currency swaps designated as hedges of net investments overseas.

26. Commitments	2004 £m	2003 £m
(a) Group capital commitments		
Capital expenditure for which contracts have been placed	**64**	63

There are no significant commitments relating to the Company. The Group's share of the capital commitments of BL Universal PLC at 31 March 2003 was £1m.

(b) Operating lease commitments	2004 Land & buildings £m	2004 Plant & equipment £m	2003 Land & buildings £m	2003 Plant & equipment £m
Group				
Annual commitments where the commitment expires:				
Within one year	**11**	**13**	5	5
Within two to five years	**33**	**18**	36	25
In more than five years	**264**	–	252	–
	308	**31**	293	30

	2004 Land & buildings £m	2003 Land & buildings £m
Company		
Annual commitments where the commitment expires in more than five years	**2**	2

27. Contingent liabilities

The Company has guaranteed borrowings by subsidiary undertakings amounting to £3m (2003 £618m).

On 19 February 2003, the Office of Fair Trading ruled that Argos had been involved in price fixing activity with Littlewoods and Hasbro. As a result, Argos has been fined £17m. An appeal has been lodged against the ruling and no provision has been made in respect of this fine in the financial statements (2003 nil) as, on the basis of advice received, the directors believe that the appeal will be successful.

28. Related party transactions

During the year Experian companies made net sales and recharges to associated undertakings of £22m (2003 £20m).

Amounts receivable from and owed to associated undertakings are shown within notes 18 and 20.

Experian has built and occupied its US headquarters facility at Costa Mesa, California. In this connection an amount of £15m ($24m) was paid in the year ended 31 March 2000 to First American Real Estate Solutions LLC, an associated undertaking of the Group, as escrow agent. During the year ended 31 March 2001, an amount of £13m ($21m) was released to the vendor and the balance of £2m ($3m) was released in March 2004.

In the period following the disposal of the home shopping and Reality businesses, the Group had the following transactions with March UK Limited, the new owners of the businesses, and its subsidiary undertakings in accordance with contractual arrangements put in place at the time of the sale:

- Argos Retail Group made purchases of £18m in respect of administration and logistics services;
- Argos Retail Group made charges of £13m in respect of goods sourced through its Hong Kong buying office;
- Argos Retail Group made charges of £10m in respect of financial services;
- Argos Retail Group collected cash of £43m on behalf of March UK Limited in respect of the Argos Additions catalogue;
- Experian International made charges of £3m in respect of credit information services;
- Experian International made purchases of £19m in respect of administration and logistics services; and
- Property rental income of £1m was earned.

At 31 March 2004 there was a net amount due by the Group to March UK Limited of £4m in respect of these transactions.

An amount of £450m was received by the Group during the year in respect of the disposal of the home shopping and Reality businesses. In addition an amount of £140m is unconditionally receivable by the Company in 2006 from March UK Limited being the element of deferred consideration in respect of the transaction. This amount is included within prepayments and accrued income at 31 March 2004 (Note 18). Interest income of £5m was recognised during the year on this amount, of which £2m was receivable at 31 March 2004.

29. Foreign currency

The principal exchange rates used were as follows:

	Average		Closing	
	2004	2003	**2004**	2003
US dollar	**1.70**	1.55	**1.84**	1.58
South African rand	**12.05**	14.89	**11.55**	12.48
Euro	**1.44**	1.55	**1.50**	1.45

30. Notes to the Group cash flow statement

	2004 £m	2003 £m
(a) Net cash flow from operating activities		
Operating profit	**619**	446
Depreciation and amortisation charges	**483**	407
Increase in stocks	**(134)**	(51)
Increase in debtors	**(295)**	(211)
Increase in creditors	**86**	281
Decrease in provisions for liabilities and charges	**(28)**	(12)
Net cash inflow from operating activities	**731**	860
(b) Returns on investments and servicing of finance		
Interest received	**23**	20
Interest paid	**(65)**	(28)
Interest element of finance lease rental payments	**(1)**	(1)
Dividends paid to minority interests	**(5)**	(2)
Net cash outflow for returns on investments and servicing of finance	**(48)**	(11)
(c) Capital expenditure		
Purchase of fixed assets	**(323)**	(347)
Sale of fixed assets	**17**	18
Net cash outflow for capital expenditure	**(306)**	(329)
(d) Financial investment		
Purchase of own shares	**(30)**	(22)
Purchase of other fixed asset investments	**(32)**	(4)
Sale of own shares	**10**	–
Sale of other fixed asset investments	**7**	8
Loans repaid by BL Universal PLC	**82**	5
Net cash inflow/(outflow) for financial investment	**37**	(13)

Notes to the financial statements

for the year ended 31 March 2004

30. Notes to the Group cash flow statement continued	**2004 £m**	2003 £m
(e) Acquisition of subsidiaries		
Purchase of subsidiary undertakings (note (k))	**(139)**	(1,249)
Net cash acquired with subsidiary undertakings (note (k))	**7**	8
Net cash outflow for acquisition of subsidiaries	**(132)**	(1,241)
(f) Disposal of subsidiaries and joint venture		
Sale of home shopping and Reality businesses (note (l))	**438**	–
Sale of interest in BL Universal PLC (note (l))	**120**	–
Proceeds of disposal of shares in Burberry (note (l))	**207**	239
Sale of other businesses (note (l))	**14**	–
Net cash inflow from disposal of subsidiaries and joint venture	**779**	239
(g) Management of liquid resources		
Sale/(purchase) of investments	**2**	(49)
Decrease/(increase) in term deposits (other than overnight deposits)	**6**	(85)
Net cash inflow/(outflow) from management of liquid resources	**8**	(134)
(h) Financing		
Debt due within one year:		
Repayment of borrowings	**(525)**	(165)
New borrowings	**–**	285
Debt due after more than one year:		
New borrowings	**–**	814
Capital element of finance lease rental payments	**(9)**	–
Net cash flow from financing	**(534)**	934

(i) Analysis of net borrowings	At 1 April 2003 £m	Cash flow £m	Other non-cash changes £m	Exchange movement £m	**At 31 March 2004 £m**
Cash at bank and in hand (including overnight deposits)	39	287	–	–	**326**
Overdrafts	(69)	(96)	–	–	**(165)**
	(30)	191	–	–	**161**
Debt due after one year	(1,672)	329	–	29	**(1,314)**
Debt due within one year	(678)	196	–	148	**(334)**
Finance leases	(19)	9	(2)	–	**(12)**
	(2,369)	534	(2)	177	**(1,660)**
Liquid resources:					
Term deposits	204	(6)	–	–	**198**
Current asset investments (including certificates of deposit)	109	(2)	(8)	2	**101**
	313	(8)	(8)	2	**299**
Total	(2,086)	717	(10)	179	**(1,200)**

(j) Major non-cash transactions
During the year the Group entered into finance lease arrangements in respect of assets with a total capital value at inception of the lease of £2m (2003 £7m) and reclassified current asset investments of £8m (2003 nil) as fixed asset investments.

(k) Acquisition of subsidiary undertakings	**2004 £m**	2003 £m
Net assets acquired:		
Fixed assets	**8**	248
Current assets:		
Stocks	**(16)**	216
Debtors	**27**	46
Cash at bank and in hand	**8**	41
Creditors (including overdrafts of £1m (2003 £33m))	**(36)**	(429)
Provisions for liabilities and charges	**26**	6
	17	128
Goodwill	**130**	1,150
	147	1,278
Satisfied by:		
Cash	**136**	1,232
Acquisition expenses	**3**	17
	139	1,249
Deferred consideration	**8**	29
	147	1,278

Subsidiary undertakings acquired during the year had no material impact on the cash flows of the Group.

(l) Disposal of subsidiaries and joint venture	**2004 Disposal of home shopping and Reality businesses* £m**	**2004 Disposal of interest in BL Universal PLC* £m**	**2004 Disposal of shares in Burberry £m**	**2004 Disposal of other businesses £m**	**2004 Total £m**	2003 Initial Public Offering of Burberry £m
Fixed assets:						
Intangible assets	–	–	–	**5**	**5**	–
Tangible assets	**(6)**	–	–	**16**	**10**	–
Fixed asset investments	–	**132**	–	–	**132**	–
Current assets:						
Stocks	**150**	–	–	**1**	**151**	–
Debtors	**900**	–	–	**25**	**925**	–
Creditors	**(429)**	**(7)**	–	–	**(436)**	–
Provisions for liabilities and charges	**(12)**	–	–	–	**(12)**	–
	603	**125**	–	**47**	**775**	–
Profit on disposal of shares in Burberry	–	–	**157**	–	**157**	162
Loss on sale of businesses	**(36)**	**(5)**	–	**(53)**	**(94)**	–
Goodwill previously written off to reserves	**11**	–	–	**24**	**35**	–
	578	**120**	**157**	**18**	**873**	162
Satisfied by:						
Cash	**438**	**120**	**207**	**14**	**779**	239
Deferred consideration	**140**	–	–	**4**	**144**	–
Creation of additional minority interest	–	–	**(50)**	–	**(50)**	(77)
	578	**120**	**157**	**18**	**873**	162

* discontinued operations

Subsidiary undertakings and the joint venture disposed of during the year had no material impact on the cash flows of the Group. A provision held in accruals in respect of the indemnity of potential capital gains tax of £7m was released on the disposal of the interest in BL Universal PLC.

31. Acquisitions	Fair value £m
Details of significant acquisitions are given in the Directors' report on page 32.	
(a) Acquisitions in the year ended 31 March 2004	
The assets and liabilities of companies acquired in the year were as follows:	
Fixed assets	9
Current assets:	
Stocks	1
Debtors	26
Cash at bank and in hand	8
Creditors	(30)
Net assets acquired	14
Goodwill	130
	144
Satisfied by:	
Cash	136
Acquisition expenses	3
Deferred consideration	5
	144

There were no fair value or accounting policy adjustments in respect of acquisitions during the year.

(b) Earlier acquisitions
In the year ended 31 March 2004, there was a net adjustment of nil to the provisional goodwill in respect of acquisitions in the year ended 31 March 2003 as a result of the finalisation of fair values. This comprises an £11m addition to goodwill in respect of Homebase and a reduction of £11m in respect of ConsumerInfo.com.

32. Financial instruments

The Financial review on page 26 provides details of the Group's treasury policy and controls.

The Group has taken advantage of the exemption available under FRS 13 in respect of short term debtors and creditors and accordingly, where permitted by the FRS, details in respect of such debtors and creditors are excluded from the disclosures dealt with in this note.

(a) Currency exposures
At 31 March 2004 and 31 March 2003 the Group had no material currency exposures after taking account of forward contracts.

(b) Borrowing facilities
At 31 March 2004 the Group had undrawn committed borrowing facilities available of £900m (2003 £566m) of which nil (2003 nil) expires within one year of the balance sheet date, nil (2003 £566m) expires between one and two years from the balance sheet date and £900m (2003 nil) expires more than two years after the balance sheet date. These facilities are in place to enable the Group to finance its working capital requirements and for general corporate purposes.

(c) Fair values of financial assets and liabilities
Set out below is a comparison by category of book values and fair values of the Group's financial instruments:

	2004 Book value £m	**2004 Fair value £m**	2003 Book value £m	2003 Fair value £m
Fixed asset investments:				
Loans to joint venture	**–**	**–**	82	82
Other investments	**1**	**1**	7	9
Debtors due after more than one year	**540**	**540**	265	265
Current asset investments	**101**	**101**	109	107
Cash at bank and in hand	**524**	**524**	243	243
Financial assets	**1,166**	**1,166**	706	706
Loans and overdrafts	**(1,813)**	**(1,850)**	(2,419)	(2,473)
Finance leases – amounts due within one year	**(5)**	**(5)**	(8)	(8)
Finance leases – amounts due after more than one year	**(7)**	**(7)**	(11)	(11)
Other creditors – amounts due after more than one year	**(112)**	**(112)**	(108)	(108)
	(771)	**(808)**	(1,840)	(1,894)
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps	**–**	**14**	–	38
Currency swaps and forward foreign currency contracts	**49**	**56**	(25)	(27)

The fair values of listed current asset investments and borrowings are based on year end mid-market prices. The fair values of other financial assets and liabilities and interest rate swaps are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end. The fair value of foreign currency contracts is based on a comparison of the contractual and year end exchange rates. The equity swaps entered into in March 2004 to hedge National Insurance liabilities on employee share incentive schemes had a nil value at 31 March 2004.

32. Financial instruments continued

(d) Interest rate risk profile
The returns earned on bank balances, cash and investments are variable, determined by local market conditions.

The interest rate risk profile of the Group's other financial assets by currency, after taking account of interest rate swaps, is as follows:

	Floating rate assets	Fixed rate assets	Financial assets on which no interest is earned	Total	Fixed rate assets	
					Weighted average interest rate	Weighted average period for which rate is fixed
	£m	£m	£m	£m	%	years
At 31 March 2004						
Sterling	143	100	100	343	11	4
Euro	158	–	6	164	–	–
South African rand	–	33	–	33	23	3
Total	**301**	**133**	**106**	**540**		
At 31 March 2003						
Sterling	18	–	–	18	–	–
Euro	149	–	–	149	–	–
South African rand	–	30	–	30	29	2
Other	4	29	35	68	6	4
Total	171	59	35	265		

The floating rate assets earn interest at rates generally determined by local regulation and market conditions.

The interest rate risk profile of the Group's financial liabilities by currency, after taking account of interest rate and currency swaps, is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Financial liabilities on which no interest is paid	Total	Fixed rate liabilities	
					Weighted average interest rate	Weighted average period for which rate is fixed
	£m	£m	£m	£m	%	years
At 31 March 2004						
Sterling	(300)	632	44	376	5	7
US dollar	662	256	32	950	3	3
Euro	87	402	26	515	5	1
South African rand	130	1	–	131	–	–
Other	(45)	–	10	(35)	–	–
Total	**534**	**1,291**	**112**	**1,937**		
At 31 March 2003						
Sterling	360	638	37	1,035	5	8
US dollar	979	1	34	1,014	–	–
Euro	30	347	26	403	5	1
South African rand	82	2	–	84	–	–
Other	–	–	10	10	–	–
Total	1,451	988	107	2,546		

The floating rate liabilities accrue interest at rates generally determined by local regulation and market conditions.

The negative sterling and other liabilities arise from forward foreign currency sales undertaken to hedge net investments overseas.

(e) Maturity of financial liabilities
The maturity profile of the Group's financial liabilities, including finance lease obligations, is as follows:

	2004	2003
	£m	£m
In one year or less	**504**	755
In one to two years	**111**	408
In two to five years	**621**	667
In more than five years	**701**	716
	1,937	2,546

(f) Hedging
Derivative financial instruments are accounted for using hedge accounting to the extent that they are held to hedge a financial asset or liability.

At 31 March 2004 and 31 March 2003, the Group had no material deferred foreign currency gains. An analysis of unrecognised gains and losses on hedging is shown below:

Year ended 31 March 2004	Unrecognised gains £m	Unrecognised losses £m	Total unrecognised gains/(losses) £m
On hedges at 1 April 2003	38	(2)	36
Arising before 1 April 2003 and recognised during the year ended 31 March 2004	(6)	2	(4)
Arising during the year and not included in current year income	(11)	–	(11)
At 31 March 2004	**21**	**–**	**21**
Expected to be recognised in 2005	11	–	11
Expected to be recognised thereafter	10	–	10

Year ended 31 March 2003			
On hedges at 1 April 2002	20	–	20
Arising before 1 April 2002 and recognised during the year ended 31 March 2003	(3)	–	(3)
Arising during the year and not included in current year income	21	(2)	19
At 31 March 2003	**38**	**(2)**	**36**
Expected to be recognised in 2004	6	(2)	4
Expected to be recognised thereafter	32	–	32

33. Employees	2004 Full time	2004 Part time	2004 Full time equivalent	2003 (Restated) (Note 1) Full time	2003 (Restated) (Note 1) Part time	2003 (Restated) (Note 1) Full time equivalent
The average number of employees of the Group during the year was:						
Argos Retail Group						
Continuing operations:						
Argos	**9,746**	**20,553**	**17,192**	8,611	19,733	16,376
Homebase	**6,027**	**10,956**	**10,395**	1,018	2,005	1,804
Financial Services	**27**	**5**	**29**	65	5	68
Wehkamp	**692**	**739**	**1,104**	673	699	1,059
	16,492	**32,253**	**28,720**	10,367	22,442	19,307
Discontinued operations	**1,704**	**932**	**2,337**	12,118	6,392	17,153
	18,196	**33,185**	**31,057**	22,485	28,834	36,460
Experian						
Experian North America	**5,378**	**95**	**5,456**	5,653	15	5,667
Experian International	**8,412**	**980**	**8,874**	6,461	978	6,902
	13,790	**1,075**	**14,330**	12,114	993	12,569
Burberry	**3,657**	**451**	**3,869**	3,459	386	3,646
South African Retailing	**5,489**	**357**	**5,608**	5,513	486	5,674
Other	**62**	**1**	**62**	179	1	179
	41,194	**35,069**	**54,926**	43,750	30,700	58,528

The employee numbers in the comparative period for Homebase cover the period from its acquisition on 20 December 2002 on a pro rata basis. At its balance sheet date, 28 February 2003, there were 5,926 full time employees and 10,941 part time employees.

The aggregate payroll costs for the Group were as follows:	2004 £m	2003 £m
Wages and salaries	**1,125**	1,106
Social security costs	**133**	132
Other pension costs	**63**	57
	1,321	1,295

Details of the remuneration, shareholdings and share options of the directors are included in the Report on directors' remuneration and related matters on page 41.

34. Share options and awards

(a) Options and awards in respect of the Ordinary shares of the Company

(i) Awards under The GUS plc Performance Share Plan and The GUS plc Executive Long Term Incentive Plans

During the year ended 31 March 2004, awards were made under these plans in respect of 800,109 (2003 641,288) Ordinary shares in the Company. At 31 March 2004 awards in respect of 1,767,768 (2003 2,240,617) Ordinary shares remained outstanding and, as indicated in Note 16, shares have been purchased by The GUS plc ESOP Trust to meet obligations under these plans. These awards include those granted to directors, further details of which are contained in the Report on directors' remuneration and related matters on page 41.

During the year ended 31 March 2004, 1,108,716 (2003 nil) Ordinary shares were transferred from the Trust to beneficiaries of The GUS plc Performance Share Plan and The GUS plc Executive Long Term Incentive Plans

(ii) Awards under The GUS plc Co-Investment Plan

During the year ended 31 March 2004, awards were made under this plan in respect of 1,681,775 (2003 1,075,793) Ordinary shares in the Company. At 31 March 2004 awards in respect of 2,535,109 (2003 1,075,793) Ordinary shares remained outstanding and, as indicated in Note 16, shares have been purchased by The GUS plc ESOP Trust No. 3 and The GUS plc ESOP Trust No. 4 to meet obligations under this plan. These awards include those granted to directors, further details of which are contained in the Report on directors' remuneration and related matters on page 41.

(iii) Options under the 1998 Approved and Non-Approved Executive Share Option Schemes

Unexercised options granted under these schemes in respect of Ordinary shares in the Company are as follows:

Number of shares 2004	Number of shares 2003	Exercise price	Period of exercise
52,136	82,814	580.2p	From 09.12.2001 to 08.12.2008
45,276	73,165	690.2p	From 23.06.2002 to 22.06.2009
537,829	3,279,678	375.7p	From 07.04.2003 to 06.04.2010
–	81,737	428.2p	From 07.08.2003 to 06.08.2010
11,406	102,848	526.0p	From 06.12.2003 to 05.12.2010
4,392,899	5,481,264	612.7p	From 11.06.2004 to 10.06.2011
388,796	398,638	635.0p	From 17.12.2004 to 16.12.2011
3,139,395	4,092,505	653.0p	From 06.06.2005 to 05.06.2012
1,284,351	1,449,917	554.0p	From 23.12.2005 to 22.12.2012
4,392,596	–	675.5p	From 19.06.2006 to 18.06.2013
99,753	–	757.0p	From 02.12.2006 to 01.12.2013
14,344,437	15,042,566		

These options include those granted to directors of the Company, further details of which are contained in the Report on directors' remuneration and related matters on page 41.

During the year ended 31 March 2004, 4,595,779 (2003 478,676) Ordinary shares were issued following the exercise of such share options.

(iv) Options under the North America Stock Option Plan

Unexercised options granted under this scheme in respect of Ordinary shares in the Company are as follows:

Number of shares 2004	Number of shares 2003	Exercise price	Period of exercise
359,373	1,928,134	381.3p	From 14.06.2001 to 13.06.2006
10,217	21,085	526.0p	From 06.12.2001 to 05.12.2006
1,689,656	2,240,119	612.7p	From 11.06.2002 to 10.06.2007
2,047,476	2,276,289	653.0p	From 06.06.2003 to 05.06.2008
97,660	105,743	554.0p	From 23.12.2003 to 22.12.2008
1,756,367	–	675.5p	From 19.06.2004 to 18.06.2009
28,054	–	757.0p	From 02.12.2004 to 01.12.2009
5,988,803	6,571,370		

These options include those granted to a director of the Company, further details of which are contained in the Report on directors' remuneration and related matters on page 41.

All such options are to be satisfied by the transfer of already issued Ordinary shares and shares have been purchased for this purpose by The GUS plc ESOP Trust No. 2 (see Note 16). During the year ended 31 March 2004, 2,017,996 (2003 185,429) Ordinary shares were transferred from the Trust to beneficiaries on the exercise of options.

34. Share options and awards continued

(v) Options under The GUS plc Savings Related Share Option Scheme, The GUS plc Savings Related Share Option Scheme (Ireland) and The GUS plc International Savings Related Share Option Scheme

Unexercised options granted under these schemes in respect of Ordinary shares in the Company are as follows:

Number of shares 2004	Number of shares 2003	Exercise price	Period of exercise
2,524,448	4,401,915	384.0p	From 01.05.2004 to 31.10.2004
2,433,622	4,381,845	384.0p	From 01.05.2006 to 31.10.2006
1,023,276	1,717,140	523.0p	From 01.09.2005 to 28.02.2006
792,694	1,343,361	523.0p	From 01.09.2007 to 29.02.2008
1,652,676	–	508.0p	From 01.09.2006 to 28.02.2007
922,292	–	508.0p	From 01.09.2008 to 28.02.2009
9,349,008	11,844,261		

These options include those granted to directors of the Company, further details of which are contained in the Report on directors' remuneration and related matters on page 41.

During the year ended 31 March 2004, 2,151,956 (2003 182,173) Ordinary shares were issued following the exercise of such share options.

(vi) Other share schemes

At 31 March 2004, £159,000 (2003 £240,000) was held in savings based share schemes in France and the United States which gives a right to acquire 27,764 (2003 58,409) Ordinary shares in the Company. During the year, 147,739 (2003 nil) Ordinary shares were issued following the exercise of such options.

(b) Options and awards in respect of ordinary shares of Burberry Group plc

An Initial Public Offering ('IPO') of ordinary shares in Burberry Group plc was completed in July 2002 and details of options and awards in respect of these shares are as follows:

(i) The Burberry Senior Executive Restricted Share Plan (the 'RSP')

On 11 July 2002 awards in respect of 8,100,198 ordinary shares were made to directors and senior management of Burberry Group plc under the RSP.

At 31 March 2004 awards in respect of 7,718,894 (2003 8,055,198) ordinary shares remained outstanding. The cost of the RSP shares was provided for as an exceptional item in the year ended 31 March 2003. No shares were issued during the year in respect of the RSP. On 31 March 2004 equity swaps were entered into to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme. The shares purchased at IPO to cover these liabilities have been redesignated and are now held to cover future share awards.

Participants' awards were made in the form of options with an exercise price of nil. The unexercised awards granted under this scheme in respect of ordinary shares of Burberry Group plc are as follows:

Number of shares 2004	Number of shares 2003	Exercise price	Period of exercise
3,859,446	4,027,600	nil	From 11.07.2005 to 11.07.2012
1,929,724	2,013,799	nil	From 11.07.2006 to 11.07.2012
1,929,724	2,013,799	nil	From 11.07.2007 to 11.07.2012
7,718,894	8,055,198		

(ii) The Burberry Senior Executive IPO Share Option Scheme ('the IPO Option Scheme')

On 11 July 2002 awards in respect of 5,955,198 ordinary shares were made to directors and senior management of Burberry Group plc under the IPO Option Scheme.

At 31 March 2004 awards in respect of 4,465,998 (2003 5,830,198) ordinary shares remained outstanding. During the year ended 31 March 2004 691,166 (2003 nil) ordinary shares were issued following the exercise of options under this scheme. On 31 March 2004 equity swaps were entered into to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme. The shares purchased at IPO to cover these liabilities have been redesignated and are now held to cover future share awards.

Participants' awards were made in the form of options with an exercise price equal to the price at IPO of 230 pence per share. The unexercised awards granted under this scheme in respect of ordinary shares of Burberry Group plc are as follows:

Number of shares 2004	Number of shares 2003	Exercise price	Period of exercise
706,301	1,943,399	230.0p	From 11.07.2003 to 11.07.2012
1,928,399	1,943,399	230.0p	From 11.07.2004 to 11.07.2012
1,831,298	1,943,400	230.0p	From 11.07.2005 to 11.07.2012
4,465,998	5,830,198		

(b) Options and awards in respect of ordinary shares of Burberry Group plc continued

(iii) Options under the Approved and Non-Approved Executive Share Option Scheme

During the year ended 31 March 2004 a total of 3,043,533 options were granted to employees in respect of ordinary shares in Burberry Group plc in connection with this scheme.

Unexercised options granted to Burberry employees under this scheme in respect of ordinary shares of Burberry Group plc are as follows:

Number of shares 2004	Exercise price	Period of exercise
1,000,345	258.0p	From 12.06.2004 to 12.06.2013
969,344	258.0p	From 12.06.2005 to 12.06.2013
969,344	258.0p	From 12.06.2006 to 12.06.2013
2,939,033		

(iv) All Employee Share Plan

On flotation all Burberry employees were offered shares in Burberry Group plc under an All Employee Share Plan. A total of 413,700 shares with a value of £1m were awarded to employees, and the options over the awards have an exercise price of nil. At IPO, Burberry Group plc purchased 421,450 shares at an aggregate cost of £1m in respect of these awards.

During the year ended 31 March 2004 Burberry employees were offered a total of 412,400 ordinary shares with options over the awards at a nil exercise price under an All Employee Share Plan. In March 2003, Burberry Group plc purchased 500,000 shares at an aggregate cost of £1m in respect of these awards.

These shares are held in two trusts, being the Burberry Group Share Incentive Plan and the Burberry Group plc ESOP Trust. The shares must be held in trust between three and five years. The cost of these awards has been charged as an administrative expense for the awards made during the year ended 31 March 2004 and charged as an exceptional item in the year ended 31 March 2003 for the awards made on flotation.

At 31 March 2004 there were awards granted and remaining outstanding under this scheme in respect of 717,791 (2003 400,300) ordinary shares in Burberry Group plc of which 208,300 (2003 241,700) can be exercised from July 2005, 128,291 (2003 158,600) can be exercised from October 2005 and 381,200 (2003 nil) can be exercised from July 2006.

35. Pensions and other post-retirement benefits

The Group operates pension plans in a number of countries around the world and provides post-retirement healthcare insurance benefits to certain former employees.

Pension arrangements for UK employees are operated principally through two defined benefit schemes (the GUS Scheme and the Argos Scheme) and the GUS Defined Contribution Scheme. In other countries, benefits are determined in accordance with local practice and regulations and funding is provided accordingly. There are defined benefit arrangements in place in North America, South Africa and The Netherlands with schemes in other countries being either defined contribution or state sponsored schemes.

(a) Pension costs
Pension costs are determined in accordance with SSAP 24 with supplementary disclosures in accordance with the transitional arrangements of FRS 17.

The total pension cost for the Group was £63m (2003 £57m) of which £15m (2003 £14m) related to overseas plans. At 31 March 2004 there was a net pension asset of £60m in respect of the defined benefit schemes and other pension arrangements. This has arisen largely as a result of the special contributions made during the year, details of which are given below, and is included within Debtors (Note 18). At 31 March 2003 accrued pension costs in respect of the defined benefit schemes and other pension liabilities amounted to £47m and were included in Provisions for liabilities and charges (Note 23). The pension asset at 31 March 2004 is stated after deducting unfunded liabilities of £13m; the accrued pension costs at 31 March 2003 included £30m in respect of such liabilities.

Included within exceptional items is a charge of £3m (2003 nil) in respect of the transfer of pension arrangements for those employees of the home shopping and Reality businesses who have chosen to transfer their pension rights to their new employer following the disposal of those businesses. The charge is based on the market value of scheme assets and scheme liabilities of the GUS defined benefit scheme, in respect of the transferring employees, at 31 March 2004 and is included within creditors at 31 March 2004. The payment in respect of the transfer will be made in the year ending 31 March 2005.

The GUS Defined Benefit Scheme
This scheme has rules which specify the benefits to be paid and is financed accordingly with assets being held in independently administered funds. A full actuarial valuation of the scheme is carried out every three years with interim reviews in the intervening years.

The latest full actuarial valuation of the scheme was carried out as at 31 March 2001 by independent, qualified actuaries, Mercer Human Resource Consulting Limited, using the projected unit method. Under the projected unit method of valuation the current service cost will increase as members approach retirement due to the ageing active membership of the scheme.

The principal actuarial assumptions used for SSAP 24 purposes were as follows:

Valuation rate of interest	6.0% per annum
Rate of future earnings growth	4.3% per annum
Pension increases	2.5% per annum

At the valuation date, the market value of the scheme's assets was £327m. On the above assumptions, this represented 100% of the value of benefits that had accrued to members. Since that date the Company has made special contributions to the scheme of £48m, of which £30m has been made in the year under review.

The Argos Defined Benefit Scheme
This scheme has rules which specify the benefits to be paid and is financed accordingly with assets being held in independently administered funds. A full actuarial valuation of the scheme is carried out every three years with interim reviews in the intervening years.

The latest full actuarial valuation of the scheme was carried out as at 5 April 2001 by independent, qualified actuaries, Watson Wyatt LLP, using the projected unit method. Under the projected unit method of valuation the current service cost will increase as members approach retirement due to the ageing active membership of the scheme.

The principal actuarial assumptions used for SSAP 24 purposes were as follows:

Valuation rate of interest	6.0% per annum
Rate of future earnings growth	4.3% per annum
Pension increases	2.5% per annum

At the valuation date, the market value of the scheme's assets was £217m. This represented 98% of the benefits that had accrued to members. Since that date Argos Limited has made a special contributions to the scheme of £80m of which £70m has been made in the year under review.

The GUS Defined Contribution Scheme
This scheme was introduced during the year ended 31 March 1999 with the aim of providing pension benefits to those Group employees in the United Kingdom who had been ineligible for pension scheme membership. The assets of the scheme are held separately from those of the Company in an independently administered fund. The pension cost represents contributions payable by the Company to the fund and amounted to £11m (2003 £8m). Contributions totalling £1m (2003 £1m) were payable to the fund at 31 March 2004 and are included within creditors.

(b) Post-retirement healthcare costs
The Group operates schemes which provide post-retirement healthcare benefits to certain retired employees and their dependent relatives. The principal scheme relates to former employees in the UK and, under this scheme, the Group has undertaken to meet the cost of post-retirement healthcare insurance for all eligible former employees and their dependants who retired prior to 1 April 1994.

The last full actuarial valuation of the accrued liability in respect of these benefits was carried out as at 31 March 2003 by independent, qualified actuaries, Watson Wyatt LLP, using the projected unit method. The assumption which has the most significant impact on the actuarial valuation is that medical cost inflation will be 6.5% per annum for three years reducing to 4.3% per annum for the longer term. A provision at 31 March 2004 of £12m (2003 £12m) is included in Provisions for liabilities and charges (Note 23).

Premiums paid in the year were £1m (2003 £1m) and the total cost for the Group was £1m (2003 £1m).

(c) Disclosures made in accordance with FRS 17
Under the transitional arrangements of FRS 17, the Group continues to account for pension costs in accordance with SSAP 24 but a number of additional disclosures are required including information in relation to overseas schemes. These have been determined with the assistance of the Group's actuaries who have adjusted the SSAP 24 calculations up to 31 March 2004.

During the year ended 31 March 2004, contributions to the Group's defined benefit schemes amounted to £132m (2003 £48m).

The last full valuations of the schemes, which used the projected unit method of valuation, were carried out as follows:

The GUS Defined Benefit Scheme	–	31 March 2001
The Argos Defined Benefit Scheme	–	5 April 2001
The Lewis Stores Group Pension Fund	–	1 January 2003
The Lewis Stores Retirement Fund	–	1 January 2003
The Experian Pension Plan (USA)	–	31 March 2002
The Experian Information Solutions Inc Supplemental Benefit Plan (USA)	–	31 March 2002
The Wehkamp Retirement Plan (Netherlands)	–	31 December 2001

The Experian North America schemes are in the process of being terminated, following the sale in January 2004 of the business employing the members of these schemes. This has led to a curtailment gain of £2m and a settlement cost of £11m. The net amount of £9m (2003 nil) is included as a charge to profit and loss account in the FRS 17 disclosures.

The principal assumptions used in the valuations for FRS 17 purposes were as follows:

UK schemes	**GUS 2004 %**	**Argos 2004 %**	GUS 2003 %	Argos 2003 %	GUS 2002 %	Argos 2002 %
Rate of inflation	**2.8**	**2.8**	2.5	2.5	2.5	2.5
Rate of salary increases	**4.6**	**4.6**	4.3	4.3	4.3	4.3
Rate of increase for pensions in payment and deferred pensions	**2.8**	**2.8**	2.5	2.5	2.5	2.5
Discount rate	**5.5**	**5.5**	5.5	5.5	6.0	6.0

Overseas schemes	**USA 2004 %**	**South Africa 2004 %**	**Netherlands 2004 %**	USA 2003 %	South Africa 2003 %	Netherlands 2003 %	USA 2002 %	South Africa 2002 %	Netherlands 2002 %
Rate of inflation	**2.5**	**6.0**	**2.0**	2.0	7.0	2.5	2.0	8.0	2.0
Rate of salary increases	**4.0**	**7.0**	**2.5**	4.0	8.0	4.0	4.0	12.5	4.0
Rate of increase for pensions in payment and deferred pensions	**–**	**6.0**	**2.4**	–	5.0	2.5	–	5.0	1.0
Discount rate	**5.1**	**9.0**	**5.3**	6.5	10.0	5.3	6.5	15.0	6.0

The assets of the Group's defined benefit schemes and the expected rates of return are summarised as follows:

	UK		**Overseas**		UK		Overseas		UK		Overseas	
	Fair value 2004 £m	**Expected long-term rate of return 2004 %pa**	**Fair value 2004 £m**	**Expected long-term rate of return 2004 %pa**	Fair value 2003 £m	Expected long-term rate of return 2003 %pa	Fair value 2003 £m	Expected long-term rate of return 2003 %pa	Fair value 2002 £m	Expected long-term rate of return 2002 %pa	Fair value 2002 £m	Expected long-term rate of return 2002 %pa
Market value of schemes' assets:												
Equities	**461**	**8.0**	**62**	**8.8**	318	8.5	49	8.5	406	8.0	54	9.8
Fixed interest securities	**204**	**5.1**	**50**	**5.0**	120	5.0	46	5.0	132	5.0	48	5.4
Property	**–**	**–**	**–**	**–**	–	–	–	–	–	–	1	18.0
Other	**14**	**3.8**	**10**	**8.1**	33	4.0	11	4.0	16	5.0	10	8.3
	679	**7.0**	**122**	**7.2**	471	7.3	106	6.5	554	7.2	113	7.9

35. Pensions and other post-retirement benefits continued

(c) Disclosures made in accordance with FRS 17 continued

The following amounts were measured in accordance with the requirements of FRS 17:

	UK			Overseas		
	2004 £m	2003 £m	2002 £m	**2004 £m**	2003 £m	2002 £m
Market value of schemes' assets	**679**	471	554	**122**	106	113
Present value of funded schemes' liabilities	**(821)**	(710)	(599)	**(141)**	(127)	(111)
(Deficit)/surplus in the funded schemes	**(142)**	(239)	(45)	**(19)**	(21)	2
Liability for post-retirement healthcare and unfunded pension arrangements	**(23)**	(41)	(45)	**(4)**	(6)	(5)
	(165)	(280)	(90)	**(23)**	(27)	(3)
Related deferred tax assets	**50**	84	27	**7**	8	1
Net pension liability	**(115)**	(196)	(63)	**(16)**	(19)	(2)

Movement in (deficit)/surplus during the year:

	UK		Overseas	
	2004 £m	2003 £m	**2004 £m**	2003 £m
(Deficit)/surplus at start of year in all schemes (2003 funded schemes only)	**(280)**	(45)	**(27)**	2
Movement:				
Current service cost	**(39)**	(32)	**(4)**	(4)
Contributions	**126**	47	**6**	1
Other finance income	**(5)**	5	**(1)**	–
Actuarial gain/(loss) recognised	**10**	(214)	**12**	(20)
Settlement gain in respect of unfunded liabilities of home shopping and Reality businesses	**23**	–	**–**	–
Net curtailment and settlement loss in respect of Experian North America schemes	**–**	–	**(9)**	–
Deficit at end of year	**(165)**	(239)	**(23)**	(21)

Disclosure of the effect of the adoption of FRS 17 on the financial statements:

As indicated above, the Group continues to account for pension costs in accordance with SSAP 24 but, in accordance with the transitional requirements of FRS 17, disclosure is required of the amounts that would have been recognised under FRS 17. The disclosures are as follows:

(i) Profit and loss account

If FRS 17 had been adopted in full in the financial statements, the amounts charged in the profit and loss account would have comprised:

	UK		Overseas		Total	
	2004 £m	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m
Amount charged to operating profit in respect of defined benefit schemes:						
Current service cost	**(39)**	(32)	**(4)**	(4)	**(43)**	(36)
Amount credited/(charged) to net interest:						
Expected return on schemes' assets	**35**	40	**7**	8	**42**	48
Interest on schemes' liabilities	**(40)**	(35)	**(8)**	(8)	**(48)**	(43)
Amount (charged)/credited as Other finance income	**(5)**	5	**(1)**	–	**(6)**	5
Credit/(charge) in respect of settlements and curtailments	**23**	–	**(9)**	–	**14**	–
Total charge to profit and loss account	**(21)**	(27)	**(14)**	(4)	**(35)**	(31)

(c) Disclosures made in accordance with FRS 17 continued

(ii) Statement of total recognised gains and losses

If FRS 17 had been adopted in full in the financial statements, the amounts recognised in the statement of total recognised gains and losses would have comprised:

	UK		Overseas		Total	
	2004 £m	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m
Actual return less expected return on schemes' assets (see note (iv))	**61**	(156)	**18**	(21)	**79**	(177)
Experience gains and (losses) arising on the schemes' liabilities (see note (iv))	**(2)**	11	**1**	15	**(1)**	26
Changes in the assumptions underlying the present value of the schemes' liabilities	**(49)**	(69)	**(7)**	(14)	**(56)**	(83)
Actuarial gain/(loss) recognised in the statement of total recognised gains and losses	**10**	(214)	**12**	(20)	**22**	(234)

(iii) Balance sheet

A pension asset of £34m (2003 liability of £40m) (net of deferred tax) has been recognised in the financial statements under SSAP 24. If FRS 17 had been adopted in full in the financial statements, the Group's net assets and profit and loss account reserve would have been as follows:

	2004 £m	2003 £m
Net assets per balance sheet	**3,007**	2,640
Elimination of (assets)/liabilities under SSAP 24	**(34)**	40
Net pension liability under FRS 17	**(131)**	(215)
Net assets including net pension liability	**2,842**	2,465
Profit and loss account reserve per balance sheet	**2,518**	2,154
Elimination of (assets)/liabilities under SSAP 24	**(34)**	40
Net pension liability under FRS 17	**(131)**	(215)
Profit and loss account reserve including net pension liability	**2,353**	1,979

(iv) History of experience gains and (losses)

	UK		Overseas	
	2004	2003	**2004**	2003
Difference between the actual and expected return on schemes' assets:				
Amount (£m)	**61**	(156)	**18**	(21)
Percentage of schemes' assets	**8.9%**	33.2%	**14.8%**	19.8%
Experience gains and (losses) on schemes' liabilities:				
Amount (£m)	**(2)**	11	**1**	15
Percentage of the present value of schemes' liabilities	**0.2%**	1.6%	**0.7%**	11.9%
Total amount recognised in the statement of total recognised gains and losses:				
Amount (£m)	**10**	(214)	**12**	(20)
Percentage of the present value of schemes' liabilities	**1.2%**	30.1%	**8.3%**	16.1%

Five year summary

Profit by division	2000 £m	2001 £m	2002 £m	2003 £m	**2004** **£m**
Continuing operations:					
Argos Retail Group					
Argos	139	169	212	241	**298**
Homebase	–	–	–	2	**102**
Financial Services	–	(6)	(18)	(13)	**(5)**
Wehkamp	18	18	19	20	**21**
	157	181	213	250	**416**
Experian					
Experian North America	145	156	155	171	**180**
Experian International	56	61	69	85	**102**
	201	217	224	256	**282**
Burberry	22	69	90	117	**141**
South Africa	46	31	31	32	**44**
Central activities (including GGF and gusco.com)	18	(3)	(7)	(16)	**(20)**
	444	495	551	639	**863**
Discontinued operations:					
Argos Retail Group	34	36	42	35	**–**
Property	34	30	25	26	**18**
	68	66	67	61	**18**
	512	561	618	700	**881**
Interest expense	(64)	(74)	(67)	(58)	**(54)**
Profit before amortisation of goodwill, exceptional items and taxation	448	487	552	642	**827**
Amortisation of goodwill	(79)	(92)	(99)	(143)	**(193)**
Exceptional items	11	(85)	(72)	(90)	**58**
Profit before taxation	380	310	380	409	**692**
Tax on profit on ordinary activities	(105)	(106)	(122)	(141)	**(192)**
Profit after taxation	275	204	258	268	**500**
Equity minority interests	–	–	(1)	(17)	**(27)**
Profit for the financial year	275	204	257	251	**473**

Balance sheet	£m	£m	£m	£m	**£m**
Tangible and intangible fixed assets (other than goodwill)	974	916	1,039	1,221	**1,197**
Fixed asset investments	264	297	310	338	**151**
Working capital	1,994	1,669	1,416	1,264	**753**
Trading assets	3,232	2,882	2,765	2,823	**2,101**
Goodwill	1,438	1,516	1,422	2,436	**2,338**
Provision for loss on disposal of home shopping and Reality businesses	–	–	–	(210)	**–**
Dividends and taxation	(273)	(221)	(257)	(286)	**(363)**
Transaction consideration	–	(42)	(22)	(37)	**131**
Net borrowings (including non-recourse borrowings)	(1,931)	(1,712)	(1,485)	(2,086)	**(1,200)**
Net assets	2,466	2,423	2,423	2,640	**3,007**

Earnings and dividends	2000	2001	2002	2003	**2004**
Earnings per share	27.4p	20.3p	25.7p	25.1p	**47.4p**
Basic earnings per share before amortisation of goodwill and exceptional items	34.5p	37.2p	41.7p	47.8p	**60.7p**
Dividend per share	20.6p	21.0p	21.7p	23.3p	**27.0p**
Dividend cover	1.67	1.77	1.92	2.05	**2.25**
Interest cover	8.0	7.6	9.3	12.0	**16.3**

Principal subsidiary undertakings

at 31 March 2004

	Country of incorporation	Percentage of ordinary shares held
Argos Retail Group		
Argos Limited	Great Britain	100%
Homebase Limited	Great Britain	100%
All Counties Insurance Company Limited	Great Britain	100%
ARG Card Services Limited	Great Britain	100%
ARG Personal Loans Limited	Great Britain	100%
Whiteaway Laidlaw Bank Limited	Great Britain	100%
GUS Trading Limited	Hong Kong	100%
Argos Distributors (Ireland) Limited	Republic of Ireland	100%
Homebase House and Garden Centre Limited	Republic of Ireland	100%
Hampden Group Limited	Republic of Ireland	100%
Wehkamp B.V.	The Netherlands	100%
Experian		
Experian Limited	Great Britain	100%
Experian Holding France S.A.	France	100%
Experian Holding A/S	Denmark	100%
Experian A/S	Denmark	100%
CreditInform AS	Norway	100%
ConsumerInfo.com	USA	100%
Experian Information Solutions Inc.	USA	100%
Experian Services Corporation	USA	100%
Experian Marketing Solutions Inc.	USA	100%
Burberry		
Burberry Group plc	Great Britain	66%
Burberry Limited	Great Britain	66%
Burberry Italy Retail Limited	Great Britain	66%
The Scotch House Limited	Great Britain	66%
Woodrow-Universal Limited	Great Britain	66%
Burberry Limited	USA	66%
Burberry (Wholesale) Limited	USA	66%
Hampstead Properties Inc.	USA	66%
Burberry Realty, Inc.	USA	66%
Burberry France S.A.	France	66%
Burberry (Deutschland) GmbH	Germany	66%
Burberry (Italy) SRL	Italy	66%
Burberry (Spain) S.A.	Spain	66%
Burberry (Spain) Retail S.L.	Spain	66%
Mercader y Casadevall S.A.	Spain	66%
Burberry (Suisse) S.A.	Switzerland	66%
Burberry Pacific Pty Limited	Australia	66%
Burberry Asia Limited	Hong Kong	66%
Burberry Japan KK	Japan	66%
Burberry Korea Limited	Korea	66%
Burberry Malaysia Sdn Bhd	Malaysia	66%
Burberry (Singapore) Distribution Company Pte Limited	Singapore	66%
South African Retailing		
Lewis Stores (Pty) Limited	South Africa	100%

Details of interests in associated undertakings are given within Note 16 on page 70.

None of the above companies is held directly by GUS plc.

Shareholder information

Ordinary shareholders

There were 50,969 holders of Ordinary shares at 31 March 2004 and their holdings can be analysed as follows:

	Number of shareholders	Percentage of total number of shareholders	Number of Ordinary shares '000s	Percentage of Ordinary shares
Over 1,000,000	168	0.3	711,623	70.2
100,001 – 1,000,000	548	1.1	180,669	17.8
10,001 – 100,000	1,684	3.3	49,799	4.9
5,001 – 10,000	2,211	4.3	15,540	1.5
2,001 – 5,000	8,259	16.2	25,700	2.6
1 – 2,000	38,099	74.8	30,697	3.0
	50,969	100.0	1,014,028	100.0

Shareholders are further analysed as follows:

	Number of shareholders	Percentage of total number of shareholders	Number of Ordinary shares '000s	Percentage of Ordinary shares
Corporates	12,645	24.8	942,065	92.9
Individuals	38,324	75.2	71,963	7.1
	50,969	100.0	1,014,028	100.0

Registrar

Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (telephone: 0870 600 3987). A text phone facility for those with hearing difficulties is available by telephoning 0870 600 3950. In addition, Lloyds TSB Registrars offers a range of shareholder information online at www.shareview.co.uk.

Electronic communications

Shareholders wishing to receive future GUS annual and interim reports electronically rather than in paper format can arrange this at the Registrar's website, www.shareview.co.uk. Voting by proxy in advance of the Annual General Meeting can also be done electronically and details of this facility are provided in the Notice of Meeting in the separate Circular to Shareholders that accompanies this Annual Report.

Internet

A full range of investor relations information on GUS is available at www.gusplc.com. This includes webcasts of results presentations given to analysts and fund managers together with the slides accompanying those presentations.

Dividend Reinvestment Plan

The GUS Dividend Reinvestment Plan ('DRIP') enables shareholders to use their cash dividends to purchase GUS shares. Shareholders who wish to participate in the DRIP for the first time, in respect of the final dividend to be paid on 6 August 2004, should return a completed and signed DRIP mandate form to be received by the Registrars, by no later than 16 July 2004. For further details please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (telephone 0870 241 3018).

Share price information

The latest GUS share price is available on Ceefax and also on the Financial Times Cityline Service (telephone: 0906 843 2740 - calls charged at 60p per minute).

Share dealing facility

Existing or potential investors can buy or sell GUS Ordinary shares using a postal dealing service provided by Cazenove & Co., whose contact details are: Cazenove & Co., 20 Moorgate, London, EC2R 6DA (telephone: 020 7155 5155).

Financial calendar and Annual General Meeting arrangements

Annual General Meeting and first quarter trading update	21 July 2004
Final dividend record date	9 July 2004
Final dividend to be paid	6 August 2004
First half trading update	13 October 2004
Interim results announcement	18 November 2004
Third quarter trading update	January 2005
Second half trading update	April 2005
Preliminary announcement of annual results	25 May 2005

The Annual General Meeting will be held at the Marriott Grosvenor Square, Grosvenor Square, London W1A 4AW and begins at 11.30am on Wednesday, 21 July 2004.

Registered office

GUS plc, One Stanhope Gate, London W1K 1AF

GUS

GUS

One Stanhope Gate
London W1K 1AF
United Kingdom
T +44 (0)20 7495 0070
F +44 (0)20 7495 1567
www.gusplc.com

Argos Retail Group

489-499 Avebury Boulevard
Saxon Gate West
Central Milton Keynes MK9 2NW
United Kingdom
T +44 (0)1908 690333
F +44 (0)1908 692301

Experian North America

475 Anton Boulevard
Costa Mesa CA 92626
United States
T +1 714 830 7000
F +1 714 830 2449
www.experian.com

Experian International

Talbot House
Talbot Street
Nottingham NG80 1TH
United Kingdom
T +44 (0)115 941 0888
F +44 (0)115 934 4905
www.experian.com

Burberry

18-22 Haymarket
London SW1Y 4DQ
United Kingdom
T +44 (0)20 7968 0000
www.burberry.com

Argos HOMEBASE experian BURBERRY Wehkamp Lewis

Design and production by **Accrue®**

GUS plc
Annual General Meeting 2004

GUS plc

(incorporated and registered in England and Wales No. 146575)

Registered Office:
One Stanhope Gate
London
W1K 1AF

21 June 2004

To holders of Ordinary shares

Dear Shareholder

Annual General Meeting: 21 July 2004

This letter accompanies the Annual Review and Summary Financial Statement 2004 of GUS plc ('the Company') and, for those shareholders who have elected to receive them, the full Annual Report and Financial Statements 2004. The Notice of the Annual General Meeting of the Company and the resolutions to be proposed at that Meeting are set out on pages 3 to 6 of this document.

Resolutions 1 to 10 inclusive deal with the receipt of the report of the directors and the financial statements of the Company for the year to 31 March 2004 together with the report of the auditors, the approval of the report on directors' remuneration and related matters, the declaration of a final dividend, the re-election of directors, the re-appointment of PricewaterhouseCoopers LLP as auditors and the authorisation of the directors to fix their remuneration.

Directors

We have announced that Lord Harris, our longest serving non-executive director, will be retiring from the Board at this year's Annual General Meeting. Lord Harris joined the Board in 1986 and, during his eighteen years as a director, he has been a tremendously wise counsellor on a range of business issues, not least the management of change over the period since the enfranchisement of the Company's non-voting shares in 1993. We owe Lord Harris an immense debt of gratitude and, on behalf of the Board and our shareholders, I wish him well for the future.

I am pleased to welcome Andy Hornby to our Board following his appointment as a non-executive director of the Company on 21 January 2004. Andy, 37, is the Chief Executive of Retail Banking at HBOS plc and has been in that role since 1999. Prior to that, he spent four years at Asda in a variety of roles including Managing Director of George, Asda's successful clothing business. From 1993 to 1995, Andy was Business Development Director of Blue Circle Home Products. Before that, he spent three years at Boston Consulting Group working on retail and media projects. He graduated top of his MBA class at Harvard Business School and has an MA in English from St Peter's College, Oxford. Andy's experience and skills in retailing and financial services, where he has a very successful track record, make him an ideal addition to our Board. As Andy's appointment was made after the last Annual General Meeting, he will retire in accordance with the Company's Articles of Association and Resolution 4, proposing his re-election, will be proposed at the Annual General Meeting. The Board recommends that Andy Hornby should be re-elected as a director.

I shall be retiring by rotation at this year's Annual General Meeting along with our Senior Independent Director, Sir Alan Rudge, and two of our executive directors, Alan Smart and David Tyler. All four directors, being eligible, will offer themselves for re-election. Biographical details of the directors seeking re-election are set out on pages 16 and 17 of the Annual Review and Summary Financial Statement 2004 and on pages 30 and 31 of the Annual Report and Financial Statements 2004. The Board considers that the performance of each of these directors continues to be effective and that they have demonstrated commitment to the role. Accordingly, it recommends their re-election.

Purchase of own shares

At the Annual General Meeting of the Company held on 23 July 2003, authority was given for the Company to make market purchases of up to 9.9 per cent of the issued Ordinary share capital of the Company. Since this authority expires at this year's Annual General Meeting, Resolution 11 will be proposed as a Special Resolution to renew the authority to purchase up to 100,000,000 Ordinary shares being approximately 9.8 per cent of the issued Ordinary share capital as at 25 May 2004. The Company's policy is only to exercise the power of purchase after careful consideration and in circumstances where, in the light of market conditions prevailing at the time, it is satisfied that it is in the best interests of the Company and of its shareholders generally to do so and where there would be a resulting increase in earnings per share.

In accordance with this policy, on 25 May 2004, we announced that the Board had decided to initiate a share buyback programme over the next twelve months, aimed at purchasing approximately £200m of the Company's shares.

Legislation came into force on 1 December 2003 which enables certain companies, following the purchase of their own shares, to hold those shares in treasury. Treasury shares are essentially shares which have been repurchased by the Company and which it is allowed to hold instead of cancelling them as previously required, pending either reselling them for cash, cancelling them or, if authorised, using them for the purposes of its employee share plans. Holding the repurchased shares as treasury shares would give the Company the ability to resell them quickly and cost effectively and would provide the Company with additional flexibility in the management of its capital base. No dividends would be paid on, and no voting rights would be exercised in respect of, treasury shares. Shares held as treasury shares would not automatically be cancelled and would not be taken into account in future calculations of earnings per share (unless they are subsequently resold or transferred out of treasury). If used to satisfy the requirements of share-based incentive schemes, this would be within the overall 10 per cent dilution limit for such share issues. The ceiling on which this limit would be calculated would be based on shares held by shareholders other than the Company and would exclude treasury shares. If the Board exercises the authority conferred by Resolution 11, the Company would have the option of holding repurchased shares in treasury.

The total number of warrants and options to subscribe for equity shares, outstanding as at 25 May 2004, was 31,113,789 representing 3.1 per cent of the issued Ordinary share capital (excluding any treasury shares) at that date. If the full authority being sought was utilised, so reducing the issued Ordinary share capital by an equivalent amount, the figure of 31,113,789 would represent approximately 3.4 per cent of the issued Ordinary share capital (excluding any treasury shares) at that date.

This authority will expire on the earlier of 20 October 2005 and the conclusion of the Annual General Meeting to be held in 2005.

Powers to allot shares and disapply pre-emption rights

Resolution 12, which will be proposed as an Ordinary Resolution, seeks to renew the directors' authority under Section 80 of the Companies Act 1985 to allot unissued share capital, this year up to an aggregate nominal amount of £58,395,799 being approximately 23 per cent of the Company's issued Ordinary share capital (excluding any treasury shares and representing the whole of the unissued Ordinary share capital) as at 25 May 2004. The Company held no treasury shares as at 25 May 2004.

Resolution 13, which will be proposed as a Special Resolution, renews the directors' power to allot shares for cash (including treasury shares) without offering those shares pro rata to existing shareholders, this year up to an aggregate nominal amount of £12,705,210 representing five per cent of the Company's issued Ordinary share capital as at 25 May 2004.

The directors consider that it is in the best interests of the Company and its shareholders generally that they should have the flexibility conferred by the above authorities to make small issues of shares for cash as suitable opportunities arise, although they have no present intention of exercising either of these authorities. Both of these authorities will expire on the earlier of 20 October 2005 and the conclusion of the Annual General Meeting to be held in 2005.

Electronic proxy voting

As you will see from the notes to the Notice of Meeting, once again we are offering shareholders the opportunity to register their proxy appointment and instructions electronically, instead of by completing and returning the enclosed proxy form. All proxy appointments must be received by the Company's Registrars by 11.30am on 19 July 2004.

Recommendation

The directors consider that all the resolutions in the Notice of Meeting are in the best interests of shareholders as a whole and recommend that you vote in favour of each of them, as they intend to do in respect of their own beneficial holdings.

Yours faithfully

Sir Victor Blank
Chairman

Notice of Meeting

Notice is hereby given that the eighty-sixth Annual General Meeting of GUS plc ('the Company') will be held at the Marriott Grosvenor Square, Grosvenor Square, London W1A 4AW on Wednesday, 21 July 2004 at 11.30am for the following purposes:

1. To receive the report of the directors and the financial statements of the Company for the year ended 31 March 2004, together with the report of the auditors.

2. To approve the report on directors' remuneration and related matters contained in the financial statements and reports of the Company for the year ended 31 March 2004.

3. To declare a final dividend on the Ordinary shares.

4. To re-elect as a director Andy Hornby, who retires from office under Article 74 of the Company's Articles of Association, having been appointed by the Board since the last Annual General Meeting.

To re-elect as directors the following persons, who retire by rotation under Article 76 of the Company's Articles of Association:

5. Sir Victor Blank

6. Sir Alan Rudge

7. Alan Smart

8. David Tyler

9. To re-appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the conclusion of the next General Meeting at which financial statements and reports are laid.

10. To authorise the directors to fix the remuneration of the auditors.

11. To propose the following Special Resolution:

That the Company be and is hereby generally and unconditionally authorised for the purpose of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163 of the said Act) of Ordinary shares in the capital of the Company provided that:

(i) the maximum number of Ordinary shares of 25p each in the capital of the Company which may be purchased is 100,000,000 being approximately 9.8 per cent of the Company's issued Ordinary share capital as at 25 May 2004;

(ii) the minimum price which may be paid for each share is 25p;

(iii) the maximum price which may be paid for each share is an amount equal to 105 per cent of the average middle market quotations for an Ordinary share of 25p in the capital of the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the relevant share is purchased; and

(iv) the authority hereby conferred shall be in substitution for that conferred by the Special Resolution passed on 23 July 2003 and shall expire on the earlier of 20 October 2005 and the conclusion of the Annual General Meeting of the Company to be held in 2005 (except in relation to the purchase of shares the contracts of which are concluded before such expiry and which are executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

12. To propose the following Ordinary Resolution:

That, pursuant to Article 5 of the Company's Articles of Association, the directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the said Act) up to an aggregate nominal value of £58,395,799 being approximately 23 per cent of the Company's issued Ordinary share capital as at 25 May 2004 (excluding any treasury shares and representing the whole of the Company's unissued Ordinary share capital as at 25 May 2004) provided that such authority shall expire on the earlier of 20 October 2005 and the conclusion of the Annual General Meeting to be held in 2005 unless previously renewed, varied or revoked by the Company in General Meeting save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

13. To propose the following Special Resolution:

That, pursuant to Article 6 of the Company's Articles of Association but subject to the passing of Resolution 12 above, the directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by Resolution 12 above as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment provided that this power shall be limited:

(i) to the allotment of equity securities in connection with a rights issue to or in favour of Ordinary shareholders where the equity securities respectively attributable to the interests of all Ordinary shareholders are proportionate (as nearly as may be) to the respective number of Ordinary shares of 25p each held by them provided always that the directors be and are hereby authorised to make such exclusions or arrangements as they may consider expedient to deal with fractional entitlements or any legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange in connection with any such offer; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value of £12,705,210 representing five per cent of the Company's issued Ordinary share capital as at 25 May 2004,

and this authority shall expire on the earlier of 20 October 2005 and the conclusion of the Annual General Meeting to be held in 2005 save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

This power shall apply in relation to a sale of shares which is an allotment of equity securities by virtue of Section 94 (3A) of the Companies Act 1985 as if in the first paragraph of this Resolution 13 the words "but subject to the passing of Resolution 12 above" and "pursuant to the authority conferred by Resolution 12 above" had been omitted.

By Order of the Board

David Morris
Secretary
21 June 2004

Registered Office:

One Stanhope Gate
London
W1K 1AF

Notes

1. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those persons entered on the Register of Members of the Company as at 6pm on 19 July 2004 shall be entitled to attend or vote at the Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the Register after 6pm on 19 July 2004 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

2. It is proposed that the final dividend on the Ordinary shares will be paid on 6 August 2004 to those persons on the Register of Members at the close of business on 9 July 2004. Dividend warrants will be posted on 4 August 2004.

3. Copies of the service contracts of directors with the Company or any of its subsidiaries and the Register of Directors' Interests will be available for inspection at the registered office of the Company during normal business hours from the date of this Notice until 20 July 2004 and at the Marriott Grosvenor Square on 21 July 2004 from 11.15am until the conclusion of the Meeting.

4. A member entitled to attend and vote at the Meeting may appoint a proxy or proxies to attend and, on a poll, to vote in his/her place. A proxy need not be a member of the Company. The completion and return of a proxy will not preclude members entitled to attend and vote at the Meeting (or at any adjournment(s) of the Meeting) from doing so in person if they so wish. To be valid, an appointment of proxy must be returned using one of the following methods:

   □ by sending the enclosed appointment of proxy (together, if appropriate, with the power of attorney or other written authority under which it is signed or an office copy or a certified copy of such power or authority) to the office of the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6BB; or

   □ by logging onto the Company's Registrars' website, www.sharevote.co.uk, entering the Reference Number, Card ID and Account Number printed on the enclosed appointment of proxy (which, together, make up a unique 24-character reference number) and following the online instructions. If requested, Lloyds TSB Registrars will send an acknowledgement that the online proxy appointment has been lodged with them; or

   □ in the case of members who have registered for a Shareview portfolio with Lloyds TSB Registrars, by logging onto their portfolio at www.shareview.co.uk, clicking on 'Company Meetings' and following the online instructions. If requested, Lloyds TSB Registrars will send an acknowledgement that the online proxy appointment has been lodged with them; or

   □ in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with Note 5,

   and in each case the appointment of proxy (together with any relevant power/authority) must be received (or, in the case of the appointment of a proxy through CREST, retrieved by enquiry to CREST in the manner prescribed by CREST) by the Company's Registrars not later than 48 hours before the time appointed for holding the Meeting.

5. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting and any adjournment(s) of the Meeting by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in Note 4 above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

www.gusplc.com